Exhibit 99.1

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2022 AND 2021

WOORI FINANCIAL GROUP INC.

Page(s)
Report on Review of Consolidated Interim Financial Statements	1-2

Consolidated Interim Financial Statements

Consolidated Interim Statements of Financial Position	4

Consolidated Interim Statements of Comprehensive Income	5-6

Consolidated Interim Statements of Changes in Equity	7

Consolidated Interim Statements of Cash Flows	8-9

Notes to the Consolidated Interim Financial Statements	10-140

Report on Review of Consolidated Interim Financial Statements

English Translation of a Report Originally Issued in Korean on August 12, 2022

To the Shareholders and the Board of Directors of Woori Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying consolidated interim financial statements of Woori Financial Group Inc. and its subsidiaries (collectively referred to as the “Group”). These financial statements consist of the consolidated interim statement of financial position of the Group as at June 30, 2022 and the related consolidated interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2022 and 2021, and consolidated interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2022 and 2021, and a summary of significant accounting policies and other explanatory notes, expressed in Korean Won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these consolidated interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying consolidated interim financial statements are not presented fairly, in all material respects, in accordance with K-IFRS 1034 Interim Financial Reporting.

Samil PricewaterhouseCoopers, 100 Hangang-daero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

Emphasis of Matters

Without qualifying our conclusion, we draw attention to Note 3 of the financial statements, which indicates that the outbreak of COVID-19 may have a negative impact on the Group’s financial condition and results of operations.

Other Matters

We have audited the consolidated statement of financial position of the Group as at December 31, 2021, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements, not presented herein, in our audit report dated March 15, 2022. The consolidated statement of financial position as at December 31, 2021, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2021.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

August 12, 2022

Notice to Readers

This report is effective as of August 12, 2022, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2022 AND 2021

The accompanying consolidated interim financial statements including all footnote disclosures were prepared by, and are the responsibility of, the management of Woori Financial Group Inc.

Tae Seung Son

President and Chief Executive Officer

Main Office Address: (Address) 51, Sogong-ro, Jung-gu, Seoul

(Phone Number) 02-2125-2000

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2022 (UNAUDITED) AND DECEMBER 31, 2021

	June 30, 2022	December 31, 2021

	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Note 6)	10,015,736	7,565,818
Financial assets at fair value through profit or loss (“FVTPL”) (Notes 4, 7, 11 and 24)	20,227,825	13,497,234
Financial assets at fair value through other comprehensive income (“FVTOCI”) (Notes 4, 8 and 11)	36,300,070	39,119,789
Securities at amortized cost (Notes 4, 9 and 11)	20,143,175	17,086,274
Loans and other financial assets at amortized cost (Notes 4, 10, 11 and 39)	389,405,558	361,932,872
Investments in joint ventures and associates (Note 12)	1,361,836	1,335,167
Investment properties (Note 13)	396,859	389,495
Premises and equipment (Notes 14)	3,141,524	3,174,720
Intangible assets (Note 15)	784,914	785,386
Assets held for sale (Note 16)	8,033	26,327
Net defined benefit asset (Note 22)	123,960	21,346
Current tax assets	32,344	22,598
Deferred tax assets	87,020	31,131
Derivative assets (Designated for hedging) (Notes 4, 11 and 24)	72,211	106,764
Other assets (Notes 17 and 39)	2,844,625	2,088,950

Total assets	484,945,690	447,183,871

LIABILITIES
Financial liabilities at fair value through profit or loss (“FVTPL”) (Notes 4, 11, 18 and 24)	12,264,763	4,873,458
Deposits due to customers (Notes 4, 11, 19 and 39)	335,223,351	317,899,871
Borrowings (Notes 4, 11 and 20)	31,383,588	24,755,459
Debentures (Notes 4, 11 and 20)	46,817,330	44,653,864
Provisions (Notes 21, 38 and 39)	547,271	576,134
Net defined benefit liability (Note 22)	52,311	47,986
Current tax liabilities	620,178	584,491
Deferred tax liabilities	18,689	186,946
Derivative liabilities (Designated for hedging) (Notes 4, 11 and 24)	116,065	27,584
Other financial liabilities (Notes 4, 11, 23 and 39)	27,793,558	24,171,030
Other liabilities (Notes 23 and 39)	602,538	556,853

Total liabilities	455,439,642	418,333,676

EQUITY
Owners’ equity (Note 26)
Capital stock	3,640,303	3,640,303
Hybrid securities	2,593,744	2,294,381
Capital surplus	682,385	682,385
Other equity	(2,430,652)	(2,167,614)
Retained earnings	22,540,313	21,392,564

	27,026,093	25,842,019

Non-controlling interests	2,479,955	3,008,176

Total equity	29,506,048	28,850,195

Total liabilities and equity	484,945,690	447,183,871

The accompanying notes are part of this consolidated interim financial statement.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2022 AND 2021 (UNAUDITED)

	Periods ended June 30, 2022		Periods ended June 30, 2021
	Three-month	Six-month	Three-month	Six-month

	(Korean Won in millions, except per share data)
Interest income	3,272,657	6,213,415	2,383,286	4,710,471
Financial assets at FVTPL	21,062	37,735	11,046	22,420
Financial assets at FVTOCI	149,991	291,582	83,821	175,607
Financial assets at amortized cost	3,101,604	5,884,098	2,288,419	4,512,444
Interest expense	(1,157,001)	(2,110,093)	(680,333)	(1,387,852)

Net interest income (Notes 11, 28 and 39)	2,115,656	4,103,322	1,702,953	3,322,619

Fees and commissions income	634,683	1,211,603	547,051	1,065,916
Fees and commissions expense	(193,999)	(365,219)	(176,058)	(336,462)

Net fees and commissions income (Notes 11, 29 and 39)	440,684	846,384	370,993	729,454

Dividend income (Notes 11, 30 and 39)	31,899	78,922	64,148	130,738
Net gain(loss) on financial instruments at FVTPL (Notes 11, 31 and 39)	226,041	341,427	54,324	136,407
Net gain on financial assets at FVTOCI (Notes 11 and 32)	(1,921)	(1,650)	8,048	45,059
Net gain arising on financial assets at amortized cost (Note 11)	18,890	66,958	4,004	38,680
Impairment losses due to credit loss (Notes 33 and 39)	(330,795)	(496,863)	(68,583)	(204,576)
General and administrative expense (Notes 34 and 39)	(980,974)	(1,957,102)	(937,886)	(1,855,493)
Other net operating expense (Notes 11, 24, 34 and 39)	(315,809)	(549,285)	(147,673)	(359,048)

Operating income	1,203,671	2,432,113	1,050,328	1,983,840

Share of gain of joint ventures and associates (Note 12)	20,104	7,285	31,832	26,241
Other non-operating income(expense)	79,059	28,513	(6,174)	7,667

Non-operating income(expense) (Note 35)	99,163	35,798	25,658	33,908

Net income before income tax expense	1,302,834	2,467,911	1,075,986	2,017,748

Income tax expense (Note 36)	(316,002)	(608,607)	(257,602)	(480,497)

Net income	986,832	1,859,304	818,384	1,537,251

Net gain(loss) on valuation of equity securities at FVTOCI	(43,477)	(42,534)	146,935	172,101
Changes in capital due to equity method	(1,502)	(1,469)	(312)	(23)
Remeasurement loss related to defined benefit plan	93,343	128,886	20,908	13,604

Items that will not be reclassified to profit or loss	48,364	84,883	167,531	185,682

Net gain(loss) on valuation of debt securities at FVTOCI	(297,836)	(521,708)	(72,540)	(126,353)
Changes in capital due to equity method	2,680	3,182	604	1,899
Net gain on foreign currency translation of foreign operations	191,723	250,915	5,294	86,261
Net gain(loss) on valuation of hedges of net investments in foreign operations	(40,022)	(43,971)	—	—
Net gain(loss) on valuation of cash flow hedge	1,520	2,924	4,052	4,046

Items that may be reclassified to profit or loss	(141,935)	(308,658)	(62,590)	(34,147)

Other comprehensive income(loss), net of tax	(93,571)	(223,775)	104,941	151,535

Total comprehensive income	893,261	1,635,529	923,325	1,688,786

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2022 AND 2021 (UNAUDITED)

	Periods ended June 30, 2022		Periods ended June 30, 2021
	Three-month	Six-month	Three-month	Six-month

	(Korean Won in millions, except per share data)
Net income attributable to:	986,832	1,859,304	818,384	1,537,251
Net income attributable to owners	922,746	1,761,934	752,595	1,419,698
Net income attributable to non-controlling interests	64,086	97,370	65,789	117,553

Total comprehensive income attributable to:	893,261	1,635,529	923,325	1,688,786
Comprehensive income attributable to owners	825,292	1,532,364	857,879	1,569,431
Comprehensive income attributable to non-controlling interests	67,969	103,165	65,446	119,355

Earnings per share (Note 37)
Basic and diluted earnings per share (Unit: In Korean Won)	1,237	2,364	1,020	1,922

The accompanying notes are part of this consolidated interim financial statement.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2022 AND 2021 (UNAUDITED)

	Capital Stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Owners’ equity in total	Non- controlling interests	Total equity

	(Korean Won in millions)
January 1, 2021	3,611,338	1,895,366	626,111	(2,347,472)	19,268,265	23,053,608	3,672,237	26,725,845
Total comprehensive income
Net income	—	—	—	—	1,419,698	1,419,698	117,553	1,537,251
Net gain on valuation of financial instruments at FVTOCI	—	—	—	45,711	—	45,711	37	45,748
Net gain(loss) due to disposal of equity securities at FVTOCI	—	—	—	(33,448)	33,448	—	—	—
Changes in capital due to equity method	—	—	—	2,673	(797)	1,876	—	1,876
Gain on foreign currency translation of foreign operations	—	—	—	84,639	—	84,639	1,622	86,261
Gain on valuation of cash flow hedge	—	—	—	3,889	—	3,889	157	4,046
Capital related to noncurrent assets held for sale	—	—	—	(560)	560	—	—	—
Remeasurement gain(loss) related to defined benefit plan	—	—	—	13,618	—	13,618	(14)	13,604
Transactions with owners and others
Dividends to common stocks	—	—	—	—	(260,016)	(260,016)	(9,374)	(269,390)
Issuance of hybrid securities	—	199,452	—	—	—	199,452	—	199,452
Dividends to hybrid securities	—	—	—	—	(31,550)	(31,550)	(71,537)	(103,087)
Changes in subsidiaries’ capital	—	—	25	31,233	(31,252)	6	(26)	(20)
Others	—	—	5,232	22,988	—	28,220	(109,632)	(81,412)

June 30, 2021 (Unaudited)	3,611,338	2,094,818	631,368	(2,176,729)	20,398,356	24,559,151	3,601,023	28,160,174

January 1, 2022	3,640,303	2,294,381	682,385	(2,167,614)	21,392,564	25,842,019	3,008,176	28,850,195
Total comprehensive income
Net income	—	—	—	—	1,761,934	1,761,934	97,370	1,859,304
Net loss on valuation of financial instruments at FVTOCI	—	—	—	(563,756)	—	(563,756)	(486)	(564,242)
Net gain(loss) due to disposal of equity securities at FVTOCI	—	—	—	(63)	63	—	—	—
Changes in capital due to equity method	—	—	—	1,713	—	1,713	—	1,713
Gain on foreign currency translation of foreign operations	—	—	—	244,646	—	244,646	6,269	250,915
Loss on valuation of hedges of net investments in foreign operations	—	—	—	(43,971)	—	(43,971)	—	(43,971)
Gain on valuation of cash flow hedge	—	—	—	2,924	—	2,924	—	2,924
Capital related to noncurrent assets held for sale	—	—	—	(279)	279	—	—	—
Remeasurement gain related to defined benefit plan	—	—	—	128,874	—	128,874	12	128,886
Transactions with owners and others
Dividends to common stocks	—	—	—	—	(545,787)	(545,787)	(9,931)	(555,718)
Issuance of hybrid securities	—	299,363	—	—	—	299,363	—	299,363
Dividends to hybrid securities	—	—	—	—	(41,375)	(41,375)	(61,890)	(103,265)
Redemption of hybrid securities	—	—	—	(60,491)	—	(60,491)	(559,565)	(620,056)
Changes in subsidiaries’ capital	—	—	—	27,365	(27,365)	—	—	—

June 30, 2022 (Unaudited)	3,640,303	2,593,744	682,385	(2,430,652)	22,540,313	27,026,093	2,479,955	29,506,048

The accompanying notes are part of this consolidated interim financial statement.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2022 AND 2021 (UNAUDITED)

	For the six-month periods ended June 30
	2022	2021

	(Korean Won in millions)
Cash flows from operating activities:
Net income	1,859,304	1,537,251
Adjustments to net income:
Income tax expense	608,607	480,497
Interest income	(6,213,415)	(4,710,471)
Interest expense	2,110,093	1,387,852
Dividend income	(78,922)	(130,738)

	(3,573,637)	(2,972,860)

Additions of expenses not involving cash outflows:
Loss on financial instruments at FVTPL	699,378	102,439
Loss on financial assets at FVTOCI	3,115	242
Impairment loss due to credit loss	496,863	204,576
Loss on other provisions	1,796	14,651
Retirement benefit	82,285	88,663
Depreciation and amortization	449,935	385,003
Loss on foreign currency translation	114,568	—
Loss on derivatives (designated for hedge)	183,355	53,359
Loss on valuation and impairment loss of investments in joint ventures and associates	31,872	12,461
Loss on disposal of investments in joint ventures and associates	116	—
Loss on disposal of premises and equipment, intangible assets and other assets	1,487	1,798
Impairment loss on premises and equipment, intangible assets and other assets	335	639
Other loss	62,196	—

	2,127,301	863,831

Deductions of income not involving cash inflows:
Gain on financial assets at FVTOCI	1,465	45,301
Gain on other provisions	52,219	648
Gain on foreign currency translation	—	4,742
Gain on derivatives (designated for hedge)	69,151	26,477
Gain on fair value hedge	198,984	61,262
Gain on valuation of investments in joint ventures and associates	39,158	38,702
Gain on disposal of investments in joint ventures and associates	560	—
Gain on disposal of premises and equipment, intangible assets and other assets	41,719	33,345
Reversal of impairment loss on premises and equipment, intangible assets and other assets	168	96
Other income	15,880	19,313

	419,304	229,886

Changes in operating assets and liabilities:
Financial instruments at FVTPL	(677,954)	176,818
Loans and other financial assets at amortized cost	(24,351,209)	(24,005,568)
Other assets	(846,756)	(425,861)
Deposits due to customers	14,497,529	9,979,228
Provisions	(5,815)	(16,256)
Net defined benefit liability	(3,105)	(61,179)
Other financial liabilities	2,633,176	7,264,990
Other liabilities	(41,769)	(7,136)

	(8,795,903)	(7,094,964)

Interest income received	5,906,023	4,637,247
Interest expense paid	(1,770,748)	(1,538,731)
Dividends received	79,174	130,823
Income tax paid	(605,666)	(351,844)

Net cash outflow from operating activities	(5,193,456)	(5,019,133)

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2022 AND 2021 (UNAUDITED)

(CONTINUED)

	For the six-month periods ended June 30
	2022	2021

	(Korean Won in millions)
Cash flows from investing activities:
Cash in-flows from investing activities:
Net increase in derivatives designated for hedging purpose	—	479
Disposal of financial instruments at FVTPL	3,549,922	6,219,265
Disposal of financial assets at FVTOCI	11,812,784	13,521,839
Redemption of securities at amortized cost	3,165,261	2,810,065
Disposal of investments in joint ventures and associates	109,666	22,320
Disposal of investment properties	2,021	—
Disposal of premises and equipment	42,794	56,026
Disposal of intangible assets	1,160	334
Disposal of assets held for sale	35,937	—
Net decrease of other assets	49,206	50,652

	18,768,751	22,680,980

Cash out-flows from investing activities:
Acquisition of financial instruments at FVTPL	2,893,949	6,877,285
Acquisition of financial assets at FVTOCI	9,414,426	13,506,169
Acquisition of securities at amortized cost	6,037,378	1,496,443
Acquisition of investments in joint ventures and associates	128,636	176,835
Acquisition of premises and equipment	82,330	40,454
Acquisition of intangible assets	74,347	61,454

	18,631,066	22,158,640

Net cash inflow from investing activities	137,685	522,340

Cash flows from financing activities:
Cash in-flows from financing activities:
Net increase in derivatives designated for hedging purpose	11,139	2,480
Net increase in borrowings	5,575,778	1,485,574
Issuance of debentures	14,286,117	15,187,733
Net increase of other liabilities	1,014	3,224
Issuance of hybrid securities	299,363	199,452
Net increase of liabilities for non-controlling interests	854	—

	20,174,265	16,878,463

Cash out-flows from financing activities:
Redemption of debentures	12,327,529	11,867,048
Redemption of lease liabilities	86,931	92,223
Dividends paid	545,787	260,016
Redemption of hybrid stocks	643,000	—
Dividends paid to hybrid securities	103,265	103,087
Dividends paid to non-controlling interest	9,931	9,374
Changes in non-controlling interests	—	52,947
Paid-in capital decrease on non-controlling interests	—	27

	13,716,443	12,384,722

Net cash inflow from financing activities	6,457,822	4,493,741

Effects of exchange rate changes on cash and cash equivalents	1,047,867	423,415
Net increase in cash and cash equivalents	2,449,918	420,363
Cash and cash equivalents, beginning of the period	7,565,818	9,990,983

Cash and cash equivalents, end of the period (Note 6)	10,015,736	10,411,346

The accompanying notes are part of this consolidated interim financial statement.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

1.	GENERAL

(1)	Summary of the Parent company

Woori Financial Group, Inc. (hereinafter referred to the “Parent company”) is primarily aimed at controlling subsidiaries that operate in the financial industry or those that are closely related to the financial industry through the ownership of shares and was established on January 11, 2019 under the Financial Holding Company Act through the comprehensive transfer with shareholders of Woori Bank (hereinafter referred to the “Bank”), Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. The headquarters of the Parent company is located at 51, Sogong-ro, Jung-gu, Seoul, Korea, and the capital is 3,640,303 million Won as of June 30, 2022. The Parent company’s stocks were listed on the Korea Exchange on February 13, 2019, and its American Depository Shares (“ADS”) are also being traded as the underlying common stock on the New York Stock Exchange since the same date.

The details of stock transfer between the Parent company and subsidiaries as of incorporation are as follows (Unit: Number of shares)

Stock transfer company	Total number of issued shares	Exchange ratio per share	Number of Parent company’s stocks
Woori Bank	676,000,000	1.0000000	676,000,000
Woori FIS Co., Ltd.	4,900,000	0.2999708	1,469,857
Woori Finance Research Institute Co., Ltd.	600,000	0.1888165	113,289
Woori Credit Information Co., Ltd.	1,008,000	1.1037292	1,112,559
Woori Fund Service Co., Ltd.	2,000,000	0.4709031	941,806
Woori Private Equity Asset Management Co., Ltd.	6,000,000	0.0877992	526,795

As of August 1, 2019, the Parent company acquired a 73% interest in Tongyang Asset Management Co., Ltd. and changed the name to Woori Asset Management Corp. Also, as of August 1, 2019, the Parent company gained 100% control of ABL Global Asset Management Co., Ltd., added it as a consolidated subsidiary and changed the name to Woori Global Asset Management Co., Ltd. on December 6, 2019.

The Parent company paid 598,391 million won in cash and 42,103,377 new shares of the Parent company to acquire 100% interest of Woori Card Co., Ltd. from its subsidiary, Woori Bank, on September 10, 2019. On the same date, the Parent company also acquired 59.8% interest of Woori Investment Bank Co., Ltd. from Woori Bank with 392,795 million won in cash.

As of December 30, 2019, the Parent company acquired a 67.2% interest (excluding treasury stocks, 51% interest including treasury stocks) in Woori Asset Trust Co., Ltd. (formerly Kukje Asset Trust Co., Ltd.) and added it as a consolidated subsidiary at the end of 2019.

The Parent company acquired 76.8% (excluding treasury stocks, 74.0% interest including treasury stocks) interest in Woori Financial Capital Co., Ltd. (formerly Aju Capital Co., Ltd.) on December 10, 2020. In addition, as of April 15, 2021, the Parent company acquired 13.3% interests (excluding treasury stock, 12.9% when including treasury stock) in Woori Financial Capital Co., Ltd., and as of May 24, 2021, the Parent company additionally acquired treasury stock (3.6%) which Woori Financial Capital Co., Ltd. possessed.

The Parent Company paid 113,238 million Won in cash to acquire 100% interest of Woori Savings Bank from its subsidiary, Woori Financial Capital Co., Ltd., on March 12, 2021.

As of August 10, 2021, the Parent company paid 5,792,866 new shares of the Parent company to the shareholders of Woori Financial Capital Co., Ltd. (excluding the Parent company) through comprehensive stock exchange and acquired residual interest (9.5%) of Woori Financial Capital Co., Ltd., to make it a wholly owned subsidiary.

As of January 7, 2022, the Parent company established Woori Financial F&I Co., Ltd., an investment company for non-performing loans and restructuring companies (100% interest, 200 billion Won in stock payments) and included it as a subsidiary.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(2)	Details of the Parent company and subsidiaries (hereinafter ‘Group’) as of June 30, 2022 and December 31, 2021 are as follows:

		Percentage of ownership (%)			Financial statements date of use
Subsidiaries	Main business	June 30, 2022	December 31, 2021	Location
Held by Woori Financial Group Inc.
Woori Bank	Bank	100.0	100.0	Korea	June 30
Woori Card Co., Ltd.	Finance	100.0	100.0	Korea	June 30
Woori Financial Capital Co., Ltd.	Finance	100.0	100.0	Korea	June 30
Woori Investment Bank Co., Ltd.	Other credit finance business	58.7	58.7	Korea	June 30
Woori Asset Trust Co., Ltd.	Real estate trust	67.2	67.2	Korea	June 30
Woori Savings Bank (*7)	Mutual saving bank	100.0	100.0	Korea	June 30
Woori Asset Management Corp.	Finance	73.0	73.0	Korea	June 30
Woori Financial F&I Co., Ltd.	Finance	100.0	—	Korea	June 30
Woori Credit Information Co., Ltd.	Credit information	100.0	100.0	Korea	June 30
Woori Fund Service Co., Ltd.	Financial support service business	100.0	100.0	Korea	June 30
Woori Private Equity Asset Management Co., Ltd.	Finance	100.0	100.0	Korea	June 30
Woori Global Asset Management Co., Ltd.	Finance	100.0	100.0	Korea	June 30
Woori FIS Co., Ltd.	System software development & maintenance	100.0	100.0	Korea	June 30
Woori Finance Research Institute Co., Ltd.	Other service business	100.0	100.0	Korea	June 30
Held by Woori Bank
Woori America Bank(*1)	Finance	100.0	100.0	America	June 30
Woori Global Markets Asia Limited	Finance	100.0	100.0	Hong Kong	June 30
Woori Bank China Limited	Finance	100.0	100.0	China	June 30
AO Woori Bank (*10)	Finance	100.0	100.0	Russia	June 30
PT Bank Woori Saudara Indonesia 1906 Tbk(*1)	Finance	84.2	84.2	Indonesia	June 30
Banco Woori Bank do Brasil S.A.	Finance	100.0	100.0	Brazil	June 30
Korea BTL Infrastructure Fund	Finance	99.9	99.9	Korea	June 30
Woori Finance Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	June 30
Wealth Development Bank	Finance	51.0	51.0	Philippines	June 30
Woori Bank Vietnam Limited	Finance	100.0	100.0	Vietnam	June 30
Woori Bank (Cambodia) PLC (*9)	Finance	100.0	100.0	Cambodia	June 30
Woori Bank Europe(*1)	Finance	100.0	100.0	Germany	June 30
Kumho Trust First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Asiana Saigon Inc. (*2)	Asset securitization	0.0	0.0	Korea	June 30
KAMCO Value Recreation First Securitization Specialty Co., Ltd. (*2)	Asset securitization	15.0	15.0	Korea	June 30
Deogi Dream Fourth Co., Ltd. (*5)	Asset securitization	—	0.0	Korea	—
Jeonju Iwon Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Wonju I one Inc. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Heitz Third Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woorihansoop 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori International First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Wibihansoop 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori QS 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori Display 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Tiger Eyes 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori Display 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori Dream 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori H 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori K 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori S 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori Display 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
TY 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori-HJ 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori K 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori KC No.1 Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

		Percentage of ownership (%)			Financial statements date of use
Subsidiaries	Main business	June 30, 2022	December 31, 2021	Location
Quantum Jump the 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Quantum Jump the 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori BK the 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori-HC 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Wivi Synergy 1st Co., Ltd. (*5)	Asset securitization	—	0.0	Korea	—
ATLANTIC TRANSPORTATION 1 S.A. (*2)	Asset securitization	0.0	0.0	Marshall islands	June 30
Woori Gongdeok First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
HD Project Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori HW 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori HC 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori Dream 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori SJS 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori Steel 1st Co., Ltd (*2)	Asset securitization	0.0	0.0	Korea	June 30
SPG the 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori-HWC 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori HC 3rd Co., Ltd. (*2).	Asset securitization	0.0	0.0	Korea	June 30
Woori Park I 1st co., Ltd (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori DS 1st co., Ltd (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori HC 4th Co., Ltd. (*2).	Asset securitization	0.0	0.0	Korea	June 30
Woori SKR 1st Co., Ltd. (*2).	Asset securitization	0.0	0.0	Korea	June 30
Woori H chemical 1st Co.,Ltd (*2)	Asset securitization	0.0	0.0	Korea	June 30
HE the 1st Co.,Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori Hub The 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori K The 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori KF 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
WooriI TS 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori H Square 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori L Yongsan 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori HC 5th Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori Ladena 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori HR 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori Lotte Dongtan 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori HC 6th Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori ECO 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori HO 1th Co., Ltd. (*2)	Asset securitization	0.0	—	Korea	June 30
Woori ESG 1st Co.,Ltd. (*2)	Asset securitization	0.0	—	Korea	June 30
Woori Osiria 1st Co.,Ltd. (*2)	Asset securitization	0.0	—	Korea	June 30
Woori Eco 2nd Co.,Ltd. (*2)	Asset securitization	0.0	—	Korea	June 30
Gangnam Landmark 2nd Co., Ltd(*2)	Asset securitization	0.0	—	Korea	June 30
G5 Pro Short-term Bond Investment Fund 13 (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Heungkuk Global Private Placement Investment Trust No. 1 (*3)	Securities investment and others	98.8	98.8	Korea	June 30
AI Partners UK Water Supply Private Placement Investment Trust No.2 (*3)	Securities investment and others	97.3	97.3	England	June 30
Multi Asset Global Real Estate Investment Trust No. 5-2 (*3)	Securities investment and others	99.0	99.0	Korea	June 30
IGIS Australia Investment Trust No. 209-1 (*3)	Securities investment and others	99.4	99.4	Korea	June 30
INMARK Spain Private Placement Real Estate Investment Trust No. 26-2 (*3)	Securities investment and others	97.7	97.7	Korea	June 30
Woori G Japan General Type Private Real Estate Feeder Investment Trust No.1-2 (*3)	Securities investment and others	98.8	98.8	Korea	June 30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

		Percentage of ownership (%)			Financial statements date of use
Subsidiaries	Main business	June 30, 2022	December 31, 2021	Location
IGIS Global Private Placement Real Estate Fund No. 316-1 (*3)	Securities investment and others	99.3	99.3	Korea	June 30
Woori G Secondary Private Placement Investment Trust No. 1 (*3)	Securities investment and others	98.2	98.1	Korea	June 30
Woori G Japan Blind General Type Private Real Estate Feeder Investment Trust No.1 (*3)	Securities investment and others	99.7	99.8	Korea	June 30
JB Airline Private Placement Investment Trust No.8 (*3)	Securities investment and others	97.0	97.0	Korea	June 30
Kiwoom Harmony Private Placement Investment Trust No. 2 (*3)	Securities investment and others	97.1	97.1	Korea	June 30
Kiwoom Harmony Private Placement Investment Trust No. 1 (*3)	Securities investment and others	96.9	96.0	Korea	June 30
Principal Guaranteed Trust (*4)	Trust	0.0	0.0	Korea	June 30
Principal and Interest Guaranteed Trust (*4)	Trust	0.0	0.0	Korea	June 30
Held by Multi Asset Global Real Estate Investment Trust No. 5-2 MAGI No.5 LuxCo S.a.r.l.	Asset securitization	54.6	54.6	Luxembourg	June 30
Held by MAGI No.5 LuxCo S.a.r.l. ADP 16 Brussels (*2)	Asset securitization	0.0	0.0	Belgium	June 30
Held by Woori Card Co., Ltd. TUTU Finance –WCI Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	June 30
Woori Card one of 2018-1 Securitization Specialty Co., Ltd. (*5)	Asset securitization	—	0.5	Korea	—
Woori Card 2019-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	June 30
Woori Card 2020-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	June 30
Woori Card 2021-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	June 30
Woori Card 2022-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	—	Korea	June 30
Held by Woori Financial Capital Co., Ltd.
ACE Auto Invest the 48th Securitization Specialty Co., Ltd. (*5)	Asset securitization	—	1.0	Korea	—
ACE Auto Invest the 49th Securitization Specialty Co., Ltd. (*2)	Asset securitization	1.0	1.0	Korea	June 30
Held by Woori Investment Bank Co., Ltd.
Seari First Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
Seari Second Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
Namjong 1st Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
Bukgeum First Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
Bukgeum Second Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WS1909 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

		Percentage of ownership (%)			Financial statements date of use
Subsidiaries	Main business	June 30, 2022	December 31, 2021	Location
WS2003 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WS2006 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WJ2008 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WH2103 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WN2103 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WH2106 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	0.0	Korea	June 30
One Punch Korea the 1st Co., Ltd. (*5).	Asset securitization	—	0.0	Korea	—
One Punch blue the 1st Co., Ltd. (*5)	Asset securitization	—	0.0	Korea	—
One Punch red the 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	—
Held by Woori Asset Management Corp.
Woori China Convertible Bond Hedging feeder Investment Trust H (debt-oriented hybrid) (*3)	Securities investment and others	89.5	93.6	Korea	June 30
Woori Together TDF 2025 (*5)	Securities investment and others	—	34.1	Korea	—
Woori Together TDF 2030 (*5)	Securities investment and others	—	32.3	Korea	—
Woori Together TDF 2035 (*3)	Securities investment and others	60.4	56.0	Korea	June 30
Woori Together TDF 2040 (*3)	Securities investment and others	59.6	55.7	Korea	June 30
Woori Together TDF 2045 (*3)	Securities investment and others	71.1	65.2	Korea	June 30
Woori Together TDF 2050 (*3)	Securities investment and others	69.4	63.6	Korea	June 30
Woori Star50 Feeder Fund(H) (*3)	Securities investment and others	38.8	44.8	Korea	June 30
Woori BIG2 Plus Securities Investment Trust (Balanced Bond) (*5)	Securities investment and others	—	40.8	Korea	—
Woori Franklin Technology Master Fund (USD) (*3)	Securities investment and others	99.8	—	Korea	June 30
Woori Franklin Technology Feeder Fund (H) (*3)	Securities investment and others	85.8	—	Korea	June 30
Woori Together OCIO Target Return Master fund (*3)	Securities investment and others	100	—	Korea	June 30
Woori Together OCIO Target Return Feeder fund (*3)	Securities investment and others	87.7	—	Korea	June 30
Woori High Graded Bond Target Return Fund 1 (*3)	Securities investment and others	62.6	—	Korea	June 30
Woori Smart Balance Securities Investment Trust(Equity) (*3)	Securities investment and others	33.3	—	Korea	June 30
Held by Woori Financial F&I Co., Ltd.
WI2203 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	—	Korea	June 30
WM2203 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	—	Korea	June 30
WNI2206 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	—	Korea	June 30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

		Percentage of ownership (%)			Financial statements date of use
Subsidiaries	Main business	June 30, 2022	December 31, 2021	Location
Held by Woori Financial Capital Co., Ltd., Woori Private Equity Asset Management Co., Ltd. and Woori Investment Bank Co., Ltd. (*6)
Japanese Hotel Real Estate Private Equity Fund 1 (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Held by Woori Global Asset Management Co., Ltd.
Woori G Global Multi Asset Income Private Placement Investment Trust_Class Cs (*3)	Securities investment and others	37.9	37.9	Korea	June 30
Held by Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Bank Co., Ltd., Woori Savings Bank and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Innovative Growth Professional Investment Type Private Investment Trust No.1 (*3)	Securities investment and others	90.0	90.0	Korea	June 30
Held by Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Bank Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Innovative Growth Professional Investment Type Private Investment Trust No.2 (*3)	Securities investment and others	85.0	85.0	Korea	June 30
Woori Innovative Growth New Deal Private Investment Trust No.3 (*3)	Securities investment and others	94.3	94.3	Korea	June 30
Held by Woori Bank, Woori Financial Capital Co., Ltd., and Woori Investment Bank Co., Ltd. (*6)
Woori G GP Commitment Loan General Type Private Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Woori G Equity Bridge Loan General Type Private Investment Trust No.1 (*3)	Securities investment and others	80.0	80.0	Korea	June 30
Woori G GP Commitment Loan General Type Private Investment Trust No.2 (*3)	Securities investment and others	100.0	—	Korea	June 30
Held by Woori Bank, Woori Financial Capital Co., Ltd., and Woori Global Asset Management Co., Ltd. (*6)
Woori G New Deal(Infrastructure) Policy Fund No.1(*3)	Securities investment and others	70.0	—	Korea	June 30
Held by Woori bank and Woori Investment Bank Co., Ltd. (*6)
Heungkuk Woori Tech Company Private Placement Investment Trust No. 1 (*5)	Securities investment and others	—	100.0	Korea	—
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	June 30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

		Percentage of ownership (%)			Financial statements date of use
Subsidiaries	Main business	June 30, 2022	December 31, 2021	Location
Woori G NorthAmerica Infra Private Placement Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Woori G Infrastructure New Deal Specialized Investment Private Equity Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Woori G General Type Private Real Estate Investment Trust No.2 (*3)	Securities investment and others	30.1	30.1	Korea	June 30
Woori G ESG Infrastructure Development General Type Private Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Held by Woori bank (*6)
Woori G WooriBank Partners General Type Private Investment Trust No.1 (*3)	Securities investment and others	92.6	92.6	Korea	June 30
Woori G General Type Private Real Estate Investment Trust No.1 (*3)	Securities investment and others	80.0	80.0	Korea	June 30
Woori G Global Mid-market Secondary General Type Private Investment Trust No.1(EUR) (*3)	Securities investment and others	80.0	80.0	Korea	June 30
Woori G Woori Bank Partners Professional Type Private Investment Trust No. 2 (*3)	Securities investment and others	90.9	90.9	Korea	June 30
Woori G General Type Private Real Estate Investment Trust No.5 (*3)	Securities investment and others	87.0	87.0	Korea	June 30
Woori G Senior Loan General Type Private Investment Trust No.2(*3)	Securities investment and others	50.0	—	Korea	June 30
Held by Woori Bank and Woori Financial Capital Co., Ltd.(*6)
Woori G Renewable New Deal Fund No.1 (*3)	Securities investment and others	60.0	—	Korea	June 30
Woori G Equity Investment General Type Private Investment Trust No.1 (*3)	Securities investment and others	100.0	—	Korea	June 30
Held by Woori Financial Capital Co., Ltd.(*6)					June 30
Woori G Japan Private Placement Real Estate Feeder Investment Trust No.1-1 (*3)	Securities investment and others	63.2	63.2	Korea	June 30
Held by Woori G Japan Private Placement Real Estate Feeder Investment Trust No.1-1 and Woori G Japan Investment Trust No. 1-2(*6)
Woori G Japan Private Placement Real Estate Master Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Held by Woori Financial Capital Co., Ltd. and Woori Investment Bank Co., Ltd. (*6)
Woori G Japan Private Placement Real Estate Master Investment Trust No.2-1 (*3)	Securities investment and others	100.0	100.0	Korea	June 30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

		Percentage of ownership (%)			Financial statements date of use
Subsidiaries	Main business	June 30, 2022	December 31, 2021	Location
Held by Woori G Japan Private Placement Real Estate Master Investment Trust No.1 and Woori G Japan Private Placement Real Estate Master Investment Trust No.2-1(*6)
Woori G Japan Private Placement Real Estate Master Investment Trust No.2 (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Held by Woori G Japan Private Placement Real Estate Master Investment Trust No.1
GK OK Chatan (*3)	Other financial services	99.9	99.9	Japan	April 30(*8)

(*1)	Additional investment occurred during prior period.
(*2)

The entity is a structured entity for the purpose of asset securitization. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*3)

The entity is a structured entity for the purpose of investment in securities. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*4)

The entity is a ‘money trust’ under the Financial Investment Services and Capital Markets Act. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*5)	Companies are excluded from the consolidation as of June 30, 2022.
(*6)

Given that the investee has been invested or operated by two or more of subsidiaries of the Group, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*7)	During March 2021, the Company acquired a 100% equity of Woori Financial Savings Bank from the Company’s subsidiary Woori Financial Capital Co., Ltd.
(*8)	As the financial statements for the end of the reporting period were not available, the most recent financial statements available from the date of settlement were used.
(*9)	During the previous year, WB Finance Co., a subsidiary, changed its name to Woori Bank (Cambodia) PLC.
(*10)

The Russia – Ukraine conflict has been escalated in February 2022, Russia is imposed to the international sanctions. Due to the sanctions, the lack of liquidity in the Russian foreign exchange market as well as the significant decline in value of the Rubles and the decline in value of Russian companies’ securities are in progress. As a result, the Group may experience situations such as a decrease in value of financial assets or operating assets owned by the Group regarding the conflict, an increase in receivable payment terms, limitation to transfer funds, decrease in the profit. As of June 30, 2022, the Group expects such conflict and sanctions would have financial impacts on the business of AO Woori Bank, one of the subsidiaries, in the future. However, the Group cannot reasonably predict the financial impacts because it is very uncertain to estimate the impact on the Group’s financial position and business performance.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(3)	The Group has not consolidated the following entities as of June 30, 2022 and December 31, 2021 despite having more than 50% ownership interest:

	As of June 30, 2022
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*)	Korea	Securities Investment	97.8
IGIS Global Private Placement Real Estate Fund No. 148-1 (*)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*)	Korea	Securities Investment	66.7
Hangkang Sewage Treatment Plant Fund (*)	Korea	Securities Investment	55.6
Korea Investment Pocheon-Hwado Highway Infra Private Placement Special Asset Fund (*)	Korea	Securities Investment	55.2
Midas Global Private Placement Real Estate Investment Trust No. 7-2 (*)	Korea	Securities Investment	58.3
Together-Korea Government Private Pool Private Securities Investment Trust No.3 (*)	Korea	Securities Investment	100.0
INMARK France Private Placement Investment Trust No. 18-1 (*)	Korea	Securities Investment	93.8
Kiwoom Vibrato Private Placement Investment Trust 1-W(EUR) (*)	Korea	Securities Investment	99.5
KOTAM Global Infrastructure Private Equity Investment Trust No. 1-4 (*)	Korea	Securities Investment	99.7
Hana UBS Class One Private Equity No. 3 C2 (*)	Korea	Securities Investment	51.0
Consus Gyeongju Green Private Equity Investment Trust No. 1 (*)	Korea	Securities Investment	50.0
Kiwoom Harmony Private Placement Investment Trust No. 3 (*)	Korea	Securities Investment	77.4
Consus Solar Energy Private Placement Investment Truns No.1(*)	Korea	Securities Investment	50.0
IGIS ESG General Private Investment Trust No.1(*)	Korea	Securities Investment	60.0
Kiwoom Aurora Geneal Type Private Placement Investment Trust No. 2(*)	Korea	Securities Investment	60.0
NH-Amundi WSCP VIII Private Fund 2 (*)	Korea	Securities Investment	65.2
AI Partners Global Infrastructure Specialized Privately Placed Feeder Fund Trust No. 2 (*)	Korea	Securities Investment	100.0
Hangang new deal infra BTL fund 4 (HNBF4) (*)	Korea	Securities Investment	60.0
Rifa Qualified Investors Private Real Estate Investment Trust No.40 (*)	Korea	Securities Investment	55.0

(*)	Since the investee is a private equity investment fund, the Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

	As of December 31, 2021
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*1)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*1)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*1)(*2)	Korea	Securities Investment	97.9
IGIS Global Private Placement Real Estate Fund No. 148-1 (*1)(*2)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*1)(*2)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*1)(*2)	Korea	Securities Investment	66.7
Hangkang Sewage Treatment Plant Fund (*1)(*2)	Korea	Securities Investment	55.6
Korea Investment Pocheon Hwado Expressway Professional Investment Fund (*1)(*2)	Korea	Securities Investment	55.2
Midas Global Private Placement Real Estate Investment Trust No. 7-2 (*1)(*2)	Korea	Securities Investment	58.3
Together-Korea Government Private Pool Private Securities Investment Trust No.3 (*1)(*2)	Korea	Securities Investment	100.0
INMARK France Private Placement Investment Trust No. 18-1 (*1)(*2)	Korea	Securities Investment	93.8
Kiwoom Vibrato Private Placement Investment Trust 1-W(EUR) (*1)(*2)	Korea	Securities Investment	99.5
KOTAM Global Infrastructure Private Equity Investment Trust No. 1-4 (*1)(*2)	Korea	Securities Investment	99.7
Hana UBS Class One Private Equity No. 3 C2 (*1)	Korea	Securities Investment	51.0
Consus Gyeongju Green Private Equity Investment Trust No. 1 (*1) (*2)	Korea	Securities Investment	50.0
Kiwoom Harmony Private Placement Investment Trust No. 3 (*1) (*2)	Korea	Securities Investment	77.4
Consus Solar Energy Private Placement Investment Truns No.1(*1)	Korea	Securities Investment	50.0

(*1)	Since the investee is a private equity investment fund, the Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.
(*2)	In accordance with the amendment to the Capital Market Act, a specialized investment type private equity fund has been changed to a general private equity fund during the prior period.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(4)

The summarized financial information of the major subsidiaries are as follows. The financial information of each subsidiary was prepared on the basis of consolidated financial statements (Unit: Korean Won in millions):

	As of June 30, 2022		For the six-month period ended June 30, 2022
Subsidiaries	Assets	Liabilities	Operating revenue	Net income(loss) attributable to owners	Comprehensive income(loss) attributable to owners
Woori Bank	448,831,125	424,705,346	20,883,969	1,554,466	1,314,111
Woori Card Co., Ltd.	15,864,203	13,496,147	946,525	134,333	152,025
Woori Financial Capital Co., Ltd.	12,563,778	11,081,408	638,526	125,518	126,139
Woori Investment Bank Co., Ltd.	5,408,443	4,780,735	193,628	45,337	45,306
Woori Asset Trust Co., Ltd.	290,463	83,037	69,896	40,231	40,216
Woori Savings Bank	1,735,147	1,507,322	51,189	9,008	9,008
Woori Asset Management Corp.	141,007	19,578	14,971	(157)	(79)
Woori Financial F&I Co., Ltd.	246,189	46,674	2,036	(197)	(197)
Woori Credit Information Co., Ltd.	41,676	8,847	18,744	1,091	1,320
Woori Fund Service Co., Ltd.	22,888	2,259	8,164	2,142	2,142
Woori Private Equity Asset Management Co., Ltd.	92,748	3,418	2,759	1,451	1,439
Woori Global Asset Management Co., Ltd.	33,862	6,340	6,207	(165)	(165)
Woori FIS Co., Ltd.	104,460	70,287	139,902	(11,541)	(11,741)
Woori Finance Research Institute Co., Ltd.	5,444	2,080	3,216	(234)	(243)

	As of December 31, 2021		For the six-month period ended June 30, 2021
Subsidiaries	Assets	Liabilities	Operating revenue	Net income(loss) attributable to owners	Comprehensive income(loss) attributable to owners
Woori Bank	415,976,627	391,315,108	11,760,294	1,279,637	1,429,762
Woori Card Co., Ltd.	14,116,832	11,858,065	741,298	121,435	126,396
Woori Financial Capital Co., Ltd.	10,259,868	9,073,104	422,966	82,527	83,600
Woori Investment Bank Co., Ltd.	5,159,742	4,559,856	149,233	44,035	44,015
Woori Asset Trust Co., Ltd.	254,773	86,418	42,764	21,571	21,557
Woori Asset Management Corp.	151,651	30,144	16,067	4,422	4,476
Woori Savings Bank	1,444,508	1,222,888	36,648	9,262	8,859
Woori Credit Information Co., Ltd.	40,510	8,532	18,947	1,109	1,106
Woori Fund Service Co., Ltd.	22,168	2,582	7,452	1,512	1,512
Woori Private Equity Asset Management Co., Ltd.	42,790	4,652	1,963	3,706	3,647
Woori Global Asset Management Co., Ltd.	35,265	7,579	6,414	105	105
Woori FIS Co., Ltd.	105,138	59,225	130,485	(9,075)	(9,193)
Woori Finance Research Institute Co., Ltd.	5,864	2,257	3,410	(107)	(114)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(5)	The financial support that the Group provides to consolidated structured entities is as follows:

•	Structured entity for asset securitization

The structured entity which is established for the purpose of securitization of project financing loans, corporate bonds, and other financial assets. The Group is involved with the structured entity through provision of credit facility over asset-backed commercial papers issued by the entity, originating loans directly to the structured entity, or purchasing 100% of the subordinated debts issued by the structured entity.

•	Structured entity for the investments in securities

The structured entity is established for the purpose of investments in securities. The Group acquires beneficiary certificates through its contribution of funding to the structured entity by the Group, and it is exposed to the risk that it may not be able to recover its fund depending on the result of investment performance of asset managers of the structured entity.

•	Money trust under the Financial Investment Services and Capital Markets Act

The Group provides with financial guarantee of principal and interest or solely principal to some of its trust products. Due to the financial guarantees, the Group may be obliged when the principal and interest or principal of the trust product sold is short of the guaranteed amount depending on the result of investment performance of the trust product.

As of June 30, 2022 and December 31, 2021, the Group provides 2,702,952 million Won and 2,480,131 million Won of credit facilities, respectively, for the structured entities mentioned above. As of June 30, 2022 and December 31, 2021, the purchase commitment amount is 2,925,865 million Won and 2,263,387 million Won.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(6)

The Group has entered into various agreements with structured entities such as asset securitization, structured finance, investment fund, and monetary trust. The characteristics and the nature of risks related to unconsolidated structured entities over which the Group does not have control in accordance with K-IFRS 1110 are as follows:

The interests in unconsolidated structured entities that the Group hold are classified into asset securitization vehicles, structured finance, investment fund and real-estate trust, based on the nature and the purpose of each structured entity.

Unconsolidated structured entities classified as ‘asset securitization vehicles’ are entities that issue asset-backed securities, pay the principal and interest or distributes dividends on asset-backed securities through borrowings or profits from the management, operation and sale of securitized assets. The Group has been purchasing commitments of asset-backed securities or issuing asset-backed securities through credit grants, and recognizes related interest or fee revenue. There are entities that provide additional funding and conditional debt acquisition commitments before the Group’s financial support, but the Group is still exposed to losses arising from the purchase of financial assets issued by the structured entities when it fails to renew the securities.

Unconsolidated structured entities classified as ‘structured financing’ include real estate project financing investment vehicle, social overhead capital companies, and special purpose companies for ship (aircraft) financing. Each entity is incorporated as a separate company with a limited purpose in order to efficiently pursue business goals and the fund is raised by equity investment or loans from financial institutions and participating institutions. ‘Structured financing’ is a financing method for large-scale risky business, with investments made based on feasibility of the specific business or project, instead of credit of business owner or physical collaterals. The investors receive profits from the operation of the business. The Group recognizes interest revenue, profit or loss from assessment or transactions of financial instruments, or dividend income. With regard to uncertainties involving structured financing, there are entities that provide financial support such as additional fund, guarantees and prioritized credit grants prior to the Group’s intervention, but the Group is exposed to possible losses due to loss of principal from reduction in investment value or irrecoverable loans arising from failure to collect scheduled cash flows and cessation of projects

Unconsolidated structured entities classified as ‘investment funds’ include investment trusts and private equity funds. An investment trust orders the investment and operation of funds to the trust manager in accordance with trust contract with profits distributed to the investors. Private equity funds finances money required to acquire equity securities to enable direction of management and/or improvement of ownership structure, with profit distributed to the investors. The Group recognizes pro rata amount of valuation gain or loss on investment and dividend income as an investor and may be exposed to losses due to reduction in investment value. Investments in MMF(Money Market Funds) as of June 30, 2022 and December 31, 2021 are 116,691 million Won and 853,140 million Won, respectively, and there is no additional commitments for MMF.

‘Real estate trust’ is to be entrusted the underlying property for the purpose of managing, disposing, operating or developing from the consignor who owns the property and distributes the proceeds achieved through the trust to the beneficiary. When the consignee does not fulfill his or her important obligations in the trust contract or it is, in fact, difficult to run the business, the Group may be exposed to the threat of compensating the loss.

The total assets of the unconsolidated structured entity held by the Group, the carrying amount of the items recognized in the consolidated financial statements, the maximum loss exposure, and the losses from the unconsolidated structured entity are as follows. The maximum loss exposure includes the amount of investment recognized in the consolidated financial statements and the amount that is likely to be confirmed in the future when satisfies certain conditions by contracts such as purchase commitment, credit offerings.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

	June 30, 2022
	Asset securitization vehicle	Structured Finance	Investment Funds	Real-estate trust
Total asset of the unconsolidated structured entities	14,233,592	76,286,660	110,912,573	1,281,643
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	8,058,044	5,342,847	4,417,362	34,690
Financial assets at FVTPL	219,160	84,823	3,773,749	10,637
Financial assets at FVTOCI	3,496,930	46,083	—	—
Financial assets at amortized cost	4,341,954	5,210,969	67,879	24,053
Investments in joint ventures and associates	—	—	575,734	—
Derivative assets	—	972	—	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	1,522	9,210	—	3,378
Derivative liabilities	808	7,115	—	—
Other liabilities(provisions)	714	2,095	—	3,378
The maximum exposure to risks	8,320,263	6,552,479	8,026,847	93,434
Investment assets	8,058,044	5,342,847	4,417,362	34,690
Purchase commitment	—	—	3,603,194	—
Credit facilities and others	262,219	1,209,632	6,291	58,744
Loss(reversal) recognized on unconsolidated structured entities	63	29,567	59,909	(2,139)

	December 31, 2021
	Asset securitization vehicle	Structured Finance	Investment Funds	Real-estate trust
Total asset of the unconsolidated structured entities	15,640,521	94,969,317	94,675,732	1,398,508
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	8,518,101	4,633,475	4,214,747	54,662
Financial assets at FVTPL	374,423	5,021	3,550,532	10,665
Financial assets at FVTOCI	3,878,882	46,478	—	—
Financial assets at amortized cost	4,264,626	4,579,367	71,662	43,997
Investments in joint ventures and associates	—	—	592,553	—
Derivative assets	170	2,609	—	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	677	1,536	—	2,964
Derivative liabilities	—	673	—	—
Other liabilities(provisions)	677	863	—	2,964
The maximum exposure to risks	8,739,034	5,748,977	7,234,303	115,212
Investment assets	8,518,101	4,633,475	4,214,747	54,662
Purchase commitment	—	20,000	3,013,231	—
Credit facilities and others	220,933	1,095,502	6,325	60,550
Loss recognized on unconsolidated structured entities	183	11,872	71,309	282

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(7)

As of June 30, 2022 and December 31, 2021, the share of non-controlling interests on the net income and equity of subsidiaries in which non-controlling interests are significant are as follows (Unit: Korean Won in millions):

1)	Accumulated non-controlling interests at the end of the reporting period

	June 30, 2022	December 31, 2021
Woori Bank (*)	1,995,601	2,555,166
Woori Investment Bank Co., Ltd.	263,582	251,879
Woori Asset Trust Co., Ltd.	72,622	60,726
Woori Asset Management Corp	33,749	33,768
PT Bank Woori Saudara Indonesia 1906 Tbk	94,697	87,741
Wealth Development Bank	21,646	20,835

(*)	Hybrid securities issued by Woori Bank

2)	Net income attributable to non-controlling interests

	For the six-month periods ended June 30
	2022	2021
Woori Bank (*)	61,890	71,537
Woori Financial Capital Co., Ltd.	—	16,329
Woori Investment Bank Co., Ltd.	18,934	18,330
Woori Asset Trust Co., Ltd.	12,265	6,149
Woori Asset Management Corp	(40)	1,119
PT Bank Woori Saudara Indonesia 1906 Tbk	3,738	3,512
Wealth Development Bank	565	559

(*)	Distribution of the hybrid securities issued by Woori Bank

3)	Dividends to non-controlling interests

	For the six-month periods ended June 30
	2022	2021
Woori Bank (*)	61,890	71,537
Woori Financial Capital Co., Ltd.	—	4,121
Woori Investment Bank Co., Ltd.	7,219	3,610
Woori Asset Trust Co., Ltd	365	365
PT Bank Woori Saudara Indonesia 1906 Tbk	2,330	1,262

(*)	Distribution of the hybrid securities issued by Woori Bank

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS). The accompanying consolidated interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements. The Group’s condensed consolidated interim financial statements are condensed interim financial statements prepared in applying International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) 1034 Interim Finance Reporting for some of periods in which the annual consolidated financial statements belong. It is necessary to use the Group’s annual consolidated financial statements for the year ended December 31, 2021 for understanding of the accompanying condensed consolidated interim financial statements.

(1)	From the accounting period beginning on January 1, 2022, the Group has newly applied the following standards and interpretations.

1)	Amendments to K-IFRS 1103 ‘Business Combination’ – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities in business combination which qualify for recognition to revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of K-IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets, and K-IFRS 2121 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

2)	Amendments to K-IFRS 1016 ‘Property, Plant and Equipment’ – Proceeds before intended use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, in profit or loss. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

3)	Amendments to K-IFRS 1037 ‘Provisions, Contingent Liabilities and Contingent Assets’ – Onerous Contracts: Cost of Fulfilling a Contract’

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

4)	Annual Improvements to K-IFRS 2018-2020

Annual improvements of K-IFRS 2018-2020 Cycle should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. These amendments do not have a significant impact on the consolidated financial statements.

•	K-IFRS 1101 ‘First time Adoption of Korean International Financial Reporting Standards’- Subsidiaries that are first-time adopters

•	K-IFRS 1109 ‘Financial Instrument’s - Fees related to the 10% test for derecognition of financial liabilities

•	K-IFRS 1041 ‘Agriculture’ - Measuring fair value

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(2)	The details of K-IFRSs that have been issued and published since January 1, 2022 but have not yet reached the effective date are as follows:

1)	Amendments to K-IFRS 1001 ‘Presentation of Financial Statements’ – Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability include the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements. The impact of the amendments on the financial statements is under review.

2)	Amendments to K-IFRS 1001 ‘Presentation of Financial Statements’ - Disclosure of ‘Accounting Policy’

The Group has to define and disclose material accounting policies. These amendments apply for annual periods beginning on or after January 1, 2023 and early application is permitted. The impact of the amendments on the financial statements is under review.

3)	Amendments to K-IFRS 1008 ‘Accounting Policies, Changes in Accounting Estimates and Errors’ - Definition of ‘Accounting Estimates’

The amendments have defined accounting estimates and clarified how to distinguish them from changes in accounting policies. These amendments apply for annual periods beginning on or after January 1, 2023 and early application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

4)	Amendments to K-IFRS 1012 ‘Income Taxes’ - deferred tax related to assets and liabilities arising from a single transaction

Additional phrase ‘the temporary difference to be added and the temporary difference to be deducted do not occur in the same amount’ has been added to initial recognition exception for a transaction in which an asset or liability is initially recognized. These amendments apply for annual periods beginning on or after January 1, 2023 and early application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

The above enacted or amended standards will not have a significant impact on the Group.

(3)

Significant accounting policies and method of computation used in the preparation of the condensed consolidated interim financial statements are consistent with those of the consolidated financial statements for the year ended December 31, 2021 except for the one described below.

•	Income tax expense

Income tax expense for the interim period is recognized based on weighted average annual income tax rate expected for the expected gross annual profit. The estimated average annual tax rate is applied to the pre-tax income.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

Significant accounting estimates and assumptions are continuously evaluated based on a number of factors, including historical experience and expectations of future events that are reasonably believed to occur. Accounting estimates calculated based on these definitions may not match actual results. The accounting estimates and assumptions that include a significant risk of materially changing the carrying amounts of assets and liabilities currently recognized in the following accounting period are as follows.

The outbreak of COVID-19 has had a significant impact on the global economy including Korea. Financial and economic shocks may have negative impacts on the Group’s financial condition and results of operations in various forms both domestically and internationally, however, the Korean government is providing unprecedented financial and economic relief measures such as extension of maturity of loans. Despite the announcement of these various forms of government support policies, the negative impact of the COVID-19 on the global economy continues.

The Group judged that the credit risk of loans affected by the deferral of repayment has increased significantly and assessed the possibility of default as high. The Group will continue to evaluate the adequacy of future prospect information related to the duration of the impact of COVID-19 on the economy and government policies.

<Woori Bank>

Woori Bank’s total loans (loan receivables, payment guarantees) that are subject to loan deferment and interest deferment, total loans that changed its stage from 12-month to lifetime expected credit losses (Stage 2), and the expected credit loss allowances recognized additionally are as follows. (Unit: Korean Won in millions):

		June 30, 2022	December 31, 2021
Total loans (Loan receivables, payment guarantees) that are subject to loan deferment and interest deferment.	Corporate	2,352,312	2,428,496
	Retail	218,228	167,146

	Total	2,570,540	2,595,642

Total loans changed its stage from 12-month to lifetime(Stage 2) expected credit losses.	Corporate	2,064,111	2,125,492
	Retail	170,611	134,920

	Total	2,234,722	2,260,412

The expected credit loss allowances that are additionally recognized.	Corporate	287,162	275,057
	Retail	13,378	9,657

	Total	300,540	284,714

In addition, as of June 30, 2022, the Group applied the overlay when forecasting future economic conditions in consideration of the potential for insolvency due to increase in market interest rate and the increase in economic uncertainty due to the accelerated spread of COVID-19.

As of June 30, 2022, the monetary effect of the provision for expected credit loss due to the application of the forecast of future economic conditions overlay is as follows. (Unit: Korean Won in millions):

	June 30, 2022	December 31, 2021
Corporate	182,853	48,583
Retail	19,435	6,237

Total	202,288	54,820

<Woori Card>

Woori Card Co., Ltd. determined that the credit risk of obligors receiving financial support due to COVID-19 significantly increased, and transferred the loss allowance at the amount equivalent to lifetime expected credit loss. As of June 30, 2022, financial assets at amortized cost of obligors subject to loan deferment and interest deferment amount to 6,569 million Won, and the cumulative expected credit loss allowance have increased for 179 million Won.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

<Woori Financial Capital Co., Ltd.>

Woori Financial Capital Co., Ltd. determined that the credit risk of obligors receiving financial support due to COVID-19 significantly increased; and evaluated that the possibility of default is high. As a result, as of June 30, 2022, financial assets at amortized cost of obligors subject to loan deferment and interest deferment amount to 69,025 million Won and cumulative expected credit loss allowance have increased for 14,966 million Won.

Management shall make judgments, estimates and assumptions that affect the application of accounting policies and application of assets, liabilities and revenues and expenses in preparing condensed consolidated interim financial statements. Therefore, the actual results may differ from these estimates.

The significant judgements by the management on accounting policies and the main sources of estimation uncertainty for preparing condensed consolidated interim financial statements, unless otherwise stated, are identical to ones used in the Company’s annual consolidated financial statements for the year ended December 31, 2021.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

4.	RISK MANAGEMENT

The Group’s operating activity is exposed to various financial risks and the and the main types of risks are credit risk, market risk, liquidity risk, etc. The risk management department analyze and assess the level of complex risks in order to manage the risks and the risk management standards such as policies, regulations, management systems and decision-making have been established and operated for sound management of the Group.

The risk management organization is operated by risk management committee, risk management responsible, and risk management department. The Board of Directors operates a risk management committee comprised of outside directors for professional risk management. The risk management committee plays a role as the top decision-making body in risk management by establishing basic policies for risk management that are in line with the Group’s management strategy and determining the risk level that the Group is willing to take. The risk management officer (CRO) assists the risk management committee and operates a group risk management council comprised of risk management managers of subsidiaries to periodically check and improve the risk burden of external environments and the Group. The risk management department is independent and is in charge of risk management of the Group. It also supports reporting and decision-making of key risk-related issues.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred due to the refusal of the transaction or when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

The Group considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, other than quantitative methods utilizing financial statements and others, and assessor’s judgement, the Group utilizes credit grades derived using statistical methods.

In order to manage credit risk limit, the Group establishes the appropriate credit line per obligor, company or industry. It monitors obligor’s credit line, total exposures and loan portfolios when approving the loan.

The Group mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Group has adopted the entrapment method to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of collateral reflecting such credit risk mitigation.

2)	Measurement of expected credit loss

K-IFRS 1109 requires entities to measure loss allowance equal to 12-month expected credit losses or lifetime expected credit losses after classifying financial assets into one of the three stages, depends on the degree of increase in credit risk since their initial recognition.

Classification	Stage 1	Stage 2	Stage 3
Definition	No significant increase in credit risk after initial recognition (*)	Significant increase in credit risk after initial recognition	Credit- impaired

Loss allowance	12-month expected credit losses:	Lifetime expected credit losses:
	Expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date	Expected credit losses that result from all possible default events over the life of the financial instrument

(*)	If the financial instrument has low credit risk at the end of the reporting period, the Group may assume that the credit risk has not increased significantly since initial recognition.

Loss allowance under credit impairment model is measured as the cumulative change in lifetime expected credit loss since initial recognition.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

At the end of each reporting period, the Group assesses whether credit risk reflecting forward-looking information has significantly been increased since the date of initial recognition. When assessing whether credit risk has significantly been increased, the changes in the probability of default over the financial instrument’s remaining life is used instead of changes in the amount of expected credit losses.

Woori Bank performs the above assessment to both corporate and retail exposures, and indicators of significant increase in credit risk are as follows:

Corporate Exposures	Retail Exposures
Asset quality level ‘Precautionary’ or lower	Asset quality level ‘Precautionary’ or lower

More than 30 days past due	More than 30 days past due

‘Warning’ level in early warning system	Significant decrease in credit rating(*)

Debtor experiencing financial difficulties (Capital impairment, Adverse opinion or Disclaimer of opinion by external auditors)	Deferment of repayment of principal and interest

Significant decrease in credit rating (*)	Deferment of interest

Deferment of repayment of principal and interest

Deferment of interest

(*)	The Group has applied the above indicators of significant decrease in credit rating since initial recognition as follows, and the estimation method is regularly being monitored

	Credit rating	Significant increased indicator of the credit rating
Corporate	AAA ~ A+	More than or equal to 4 steps
	A- ~ BBB	More than or equal to 3 steps
	BBB- ~ BB+	More than or equal to 2 steps
	BB ~ BB-	More than or equal to 1 step
Retail	1 ~ 3	More than or equal to 3 steps
	4 ~ 5	More than or equal to 2 steps
	6 ~ 10	More than or equal to 1 step

The Group determined that there is no significant increase in credit risk after initial recognition for debt securities, etc. with a credit rating of A + or higher, which are deemed to have low credit risk at the end of the reporting period.

The Group concludes that credit is impaired when financial assets are under conditions stated below:

•	When principal of loan is overdue for 90 days or longer due to significant deterioration in credit

•	For loans overdue for less than 90 days, when it is determined that not even a portion of the loan will be recovered unless claim actions such as disposal of collaterals are taken

•	When other objective indicators of impairment have been noted for the financial asset

The Group has estimated the allowance for credit losses using an estimation model that additionally reflects the future economic forward information based on the past experience loss rate data.

Probability of default (PD) and Loss given default (LGD) for each category of financial asset is being calculated by considering factors such as debtor type, credit rating and portfolio. The estimates are regularly being reviewed in order to reduce discrepancies with actual losses.

In measuring the expected credit losses, the Group is also using reasonable and supportable macroeconomic indicators such as GDP growth rate, Personal consumption expenditures increase/decrease rate, consumer price index change rate in order to forecast future economic conditions.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

The Group is conducting the following procedures to estimate and apply future economic forecast information.

•	Development of estimation models by analyzing the correlation between default rates of corporate and retail exposures per year and macroeconomic indicators

Major macroeconomic indicators	Correlation between credit risk and macroeconomic indicators
GDP growth rate	Negative(-) Correlation

Personal consumption expenditures price index rate	Negative(-) Correlation

Consumer price index rate	Negative(-) Correlation

•

Calculation of estimated default rate incorporating future economic forecasts by applying estimated macroeconomic indicators provided by verified institutions such as Bank of Korea and National Assembly Budget Office to the estimation model developed

•	Disclosure of economic variable forecasts

a)	Probability weight

As of June 30, 2022, the probability weights applied to the scenarios of the forecasts of macroeconomic variables is as follows (Unit: %):

	Basic Scenario	Upside Scenario	Downside Scenario
Probability weight	55.59	13.37	31.04

b)	Economic forecast of each major economic variables by scenario (forecast period: 2022)

As of June 30, 2022, the forecasts of major macroeconomic variables by scenario is as follows (Unit: %)

	Basic Scenario	Upside Scenario	Downside Scenario
GDP growth rate	3.00	3.22	2.60
Personal consumption expenditures price index rate	3.60	4.01	2.85
Consumer price index rate	2.00	2.10	1.82

The results of Woori Bank’s sensitivity analysis on expected credit loss provisions due to changes in macroeconomic indicators as of June 30, 2022 and December 31, 2021 are as follows (Unit: Korean Won in millions):

			June 30, 2022	December 31, 2021
Corporate	GDP growth rate	Increase by 1% point	(57,838)	(68,140)
		Decrease by 1% point	63,216	74,495
	Personal consumption expenditures price index rate	Increase by 1% point	(34,533)	(40,654)
		Decrease by 1% point	36,514	43,028
Retail	GDP growth rate	Increase by 1% point	(7,013)	(8,798)
		Decrease by 1% point	7,309	9,163
	Consumer price index rate	Increase by 1% point	(23,498)	(29,469)
		Decrease by 1% point	27,414	34,352

•

The increase rate between the measured default rate and the predicted default rate is used as a future economic forecast adjustment coefficient and reflected to the applicable estimate for the current year.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

3)	Maximum exposure

The Group’s maximum exposure to credit risk shows the uncertainties related to the maximum possible variation of financial assets’ net value as a result of changes in the specific risk factors, prior to the consideration of collaterals that are recorded at net book value after allowances and other credit enhancements. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and unused amount of commitments for loan commitment.

The maximum exposure to credit risk as of June 30, 2022 and December 31, 2021 is as follows (Unit: Korean Won in millions):

		June 30, 2022	December 31, 2021
Loans and other financial assets at amortized cost (*1)	Korean treasury and government agencies	33,451,167	14,934,813
	Banks	21,089,338	24,733,020
	Corporates	141,064,817	131,027,256
	Consumers	193,800,236	191,237,783

	Sub-total	389,405,558	361,932,872

Financial assets at FVTPL (*2)	Deposit	47,731	65,072
	Debt securities	3,123,694	2,743,239
	Loans	949,446	667,467
	Derivative assets	11,246,420	4,803,131
	Others	1,533	1,518

	Sub-total	15,368,824	8,280,427

Financial assets at FVTOCI	Debt securities	35,391,884	38,126,977
Securities at amortized cost	Debt securities	20,143,175	17,086,274
Derivative assets	Derivative assets (Designated for hedging)	72,211	106,764
Off-balance accounts	Guarantees (*3)	13,994,723	12,987,809
	Loan commitments	118,639,497	114,414,462

	Sub-total	132,634,220	127,402,271

	Total	593,015,872	552,935,585

(*1)	Cash and cash equivalents are not included.
(*2)	Puttable financial instruments are not included.
(*3)	As of June 30, 2022 and December 31, 2021, the financial guarantee amount of 4,018,956 million Won and 3,960,383 million Won are included, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	June 30, 2022
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	361,628,118	5,764,768	4,860,930	219,170	768,679	16,163,893	389,405,558
Securities at amortized cost	18,878,184	562,747	411,751	—	—	290,493	20,143,175
Financial assets at FVTPL	10,159,490	2,580	2,773,548	439,229	223,546	1,770,431	15,368,824
Financial assets at FVTOCI	30,798,341	809,042	2,363,398	1,797	42,752	1,376,554	35,391,884
Derivative assets (Designated for hedging)	68,260	—	3,951	—	—	—	72,211
Off-balance accounts	128,505,812	1,170,806	415,655	31,188	42,418	2,468,341	132,634,220

Total	550,038,205	8,309,943	10,829,233	691,384	1,077,395	22,069,712	593,015,872

(*)	Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia, and other countries.

	December 31, 2021
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	338,674,446	5,620,622	3,742,331	212,821	811,030	12,871,622	361,932,872
Securities at amortized cost	16,785,265	92,880	27,018	—	—	181,111	17,086,274
Financial assets at FVTPL	6,150,464	1,330	1,188,358	195,048	61,315	683,912	8,280,427
Financial assets at FVTOCI	34,242,133	808,359	1,713,435	1,755	23,193	1,338,102	38,126,977
Derivative assets (Designated for hedging)	11,678	—	95,086	—	—	—	106,764
Off-balance accounts	123,375,839	1,001,430	375,929	31,116	32,402	2,585,555	127,402,271

Total	519,239,825	7,524,621	7,142,157	440,740	927,940	17,660,302	552,935,585

(*)	Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia, and other countries.

b)	Credit risk exposure by industries

①

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code as of June 30, 2022 and December 31, 2021 (Unit: Korean Won in millions):

	June 30, 2022
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	73,920,852	40,473,676	59,713,807	5,252,361	189,227,598	20,817,264	389,405,558
Securities at amortized cost	369,171	—	7,968,632	240,241	—	11,565,131	20,143,175
Financial assets at FVTPL	279,187	305,932	12,503,089	17,403	—	2,263,213	15,368,824
Financial assets at FVTOCI	438,061	291,203	25,197,293	95,341	—	9,369,986	35,391,884
Derivative assets (Designated for hedging)	—	—	72,211	—	—	—	72,211
Off-balance accounts	19,225,683	20,564,783	11,601,825	3,877,677	70,742,921	6,621,331	132,634,220

Total	94,232,954	61,635,594	117,056,857	9,483,023	259,970,519	50,636,925	593,015,872

	December 31, 2021
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	67,895,018	37,679,784	45,540,602	4,303,491	185,972,844	20,541,133	361,932,872
Securities at amortized cost	479,291	—	7,061,770	250,607	—	9,294,606	17,086,274
Financial assets at FVTPL	115,346	146,277	6,646,922	13,623	1,836	1,356,423	8,280,427
Financial assets at FVTOCI	376,998	258,866	29,444,989	131,967	—	7,914,157	38,126,977
Derivative assets (Designated for hedging)	—	—	79,369	27,395	—	—	106,764
Off-balance accounts	18,565,570	18,994,662	11,763,667	3,900,766	67,966,826	6,210,780	127,402,271

Total	87,432,223	57,079,589	100,537,319	8,627,849	253,941,506	45,317,099	552,935,585

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

②

The detailed industries of financial assets and corporate loans that might get affected by the spread of COVID-19 as of June 30, 2022 and December 31, 2021 are as follows and the industries that can be affected may change by future economic conditions (Unit: Korean Won in millions):

< Woori Bank >

			June 30, 2022
			Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI
Service business	Distribution business	General retail business	1,151,813	769	6,473
		General wholesale business	1,745,675	653	—

		Sub-total	2,897,488	1,422	6,473

	Accommodation business		1,386,163	—	22,126
	Travel business		55,158	—	—
	Art/sports, leisure service		1,793,554	191	—
	Food business		1,401,731	—	—
	Transportation business		375,697	—	10,379
	Education business		462,291	15	—
	Others		1,581,677	62	—

	Sub-total		9,953,759	1,690	38,978

Manufacturing	Textile		2,733,444	956	9,123
	Metal		1,607,860	1,699	—
	Non-metal		781,994	574	7,794
	Chemical		3,792,553	180	—
	Electronics		1,308,067	450	—
	Others		3,987,031	4,563	—

	Sub-total		14,210,949	8,422	16,917

	Total		24,164,708	10,112	55,895

			June 30, 2022
			Off-balance accounts	Total
Service business	Distribution business	General retail business	728,765	1,887,820
		General wholesale business	511,530	2,257,858

		Sub-total	1,240,295	4,145,678

	Accommodation business		212,064	1,620,353
	Travel business		11,402	66,560
	Art/sports, leisure service		112,172	1,905,917
	Food business		183,462	1,585,193
	Transportation business		173,470	559,546
	Education business		50,866	513,172
	Others		311,547	1,893,286

	Sub-total		2,295,278	12,289,705

Manufacturing	Textile		1,020,645	3,764,168
	Metal		1,385,689	2,995,248
	Non-metal		415,880	1,206,242
	Transportation		3,644,382	7,437,115
	Electronics		1,883,657	3,192,174
	Others		2,086,618	6,078,212

	Sub-total		10,436,871	24,673,159

	Total		12,732,149	36,962,864

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

			December 31, 2021
			Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI
Service business	Distribution business	General retail business	754,850	274	—
		General wholesale business	809,893	221	—

		Sub-total	1,564,743	495	—

	Accommodation business		1,441,185	625	23,840
	Travel business		53,302	—	—
	Art/sports, leisure service		600,746	503	—
	Food business		1,279,128	216	—
	Transportation business		404,120	77	—
	Others		1,050,229	599	—

	Sub-total		6,393,453	2,515	23,840

Manufacturing	Textile		2,626,493	724	10,718
	Metal		199,877	10	—
	Non-metal		148,471	24	—
	Chemical		904,563	1,994	—
	Electronics		103,510	31	—
	Others		191,865	—	—

	Sub-total		4,174,779	2,783	10,718

	Total		10,568,232	5,298	34,558

			December 31, 2021
			Off-balance accounts	Total
Service business	Distribution business	General retail business	299,064	1,054,188
		General wholesale business	237,678	1,047,792

		Sub-total	536,742	2,101,980

	Accommodation business		181,563	1,647,213
	Travel business		12,455	65,757
	Art/sports, leisure service		63,660	664,909
	Food business		179,799	1,459,143
	Transportation business		167,883	572,080
	Others		191,837	1,242,665

	Sub-total		1,333,939	7,753,747

Manufacturing	Textile		1,012,989	3,650,924
	Metal		9,704	209,591
	Non-metal		48,171	196,666
	Chemical		689,895	1,596,452
	Electronics		33,389	136,930
	Others		87,587	279,452

	Sub-total		1,881,735	6,070,015

	Total		3,215,674	13,823,762

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

< Woori Card Co., Ltd. >

	June 30, 2022
	Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI	Off-balance accounts	Total
Accommodation business	5,013	—	—	10,062	15,075
Travel business	7,149	—	—	20,553	27,702
Aviation	951	—	—	3,883	4,834
Cosmetics industry	10,129	—	—	11,227	21,356
Distribution business	22,307	—	—	36,625	58,932
Food industry	109,002	—	—	113,405	222,407
Art/sports, leisure service	28,003	—	—	43,426	71,429

Total	182,554	—	—	239,181	421,735

	December 31, 2021
	Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI	Off-balance accounts	Total
Accommodation business	2,341	—	—	11,472	13,813
Travel business	3,334	—	—	20,056	23,390
Aviation	983	—	—	4,025	5,008
Cosmetics industry	3,187	—	—	10,692	13,879
Distribution business	7,582	—	—	38,741	46,323
Food industry	30,267	—	—	122,793	153,060
Art/sports, leisure service	8,336	—	—	44,286	52,622

Total	56,030	—	—	252,065	308,095

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

<Woori Financial Capital Co., Ltd.>

			June 30, 2022
			Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI
Service business	Distribution business	General retail business	104,362	—	—
		General wholesale business	392,600	—	—

		Sub-total	496,962	—	—

	Accommodation business		9,838	—	—
	Travel business		76	—	—
	Art/sports, leisure service		11,455	—	—
	Food business		167,689	—	—
	Transportation business		803,043	—	—
	Education business		29,653	—	—
	Others		137,806	—	—

	Sub-total		1,656,522	—	—

Manufacturing	Textile		824	—	—
	Metal		3,201	—	—
	Non-metal		791	—	—
	Chemical		196	—	—
	Transportation		496	—	—
	Electronics		4,526	—	—
	Cosmetics		776	—	—
	Others		123,036	—	—

	Sub-total		133,846	—	—

Total COVID-19 vulnerable business			1,790,368	—	—
Other business	Others		7,701,002	24,130	—

	Total		9,491,370	24,130	—

			June 30, 2022
			Off-balance accounts	Total
Service business	Distribution business	General retail business	—	104,362
		General wholesale business	—	392,600

		Sub-total	—	496,962

	Accommodation business		—	9,838
	Travel business		—	76
	Art/sports, leisure service		—	11,455
	Food business		—	167,689
	Transportation business		—	803,043
	Education business		—	29,653
	Others		176,882	314,688

	Sub-total		176,882	1,833,404

Manufacturing	Textile		—	824
	Metal		—	3,201
	Non-metal		—	791
	Chemical		—	196
	Transportation		—	496
	Electronics		—	4,526
	Cosmetics		—	776
	Others		14,292	137,328

	Sub-total		14,292	148,138

Total COVID-19 vulnerable business			191,174	1,981,542
Other business	Others		865,063	8,590,195

	Total		1,056,237	10,571,737

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

			December 31, 2021
			Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI
Service business	Distribution business	General retail business	77,841	—	—
		General wholesale business	292,832	—	—

		Sub-total	370,673	—	—

	Accommodation business		7,338	—	—
	Travel business		57	—	—
	Art/sports, leisure service		8,544	—	—
	Food business		125,075	—	—
	Transportation business		598,972	—	—
	Education business		22,118	—	—
	Others		102,787	—	—

	Sub-total		1,235,564	—	—

Manufacturing	Textile		727	—	—
	Metal		2,824	—	—
	Non-metal		698	—	—
	Chemical		172	—	—
	Transportation		438	—	—
	Electronics		3,993	—	—
	Cosmetics		685	—	—
	Others		108,540	—	—

	Sub-total		118,077	—	—

Total COVID-19 vulnerable business			1,353,641	—	—
Other business	Others		6,489,394	28,222	—

	Total		7,843,035	28,222	—

			December 31, 2021
			Off-balance accounts	Total
Service business	Distribution business	General retail business	—	77,841
		General wholesale business	—	292,832

		Sub-total	—	370,673

	Accommodation business		—	7,338
	Travel business		—	57
	Art/sports, leisure service		—	8,544
	Food business		—	125,075
	Transportation business		—	598,972
	Education business		—	22,118
	Others		140,549	243,336

	Sub-total		140,549	1,376,113

Manufacturing	Textile		—	727
	Metal		—	2,824
	Non-metal		—	698
	Chemical		—	172
	Transportation		—	438
	Electronics		—	3,993
	Cosmetics		—	685
	Others		13,432	121,972

	Sub-total		13,432	131,509

Total COVID-19 vulnerable business			153,981	1,507,622
Other business	Others		812,597	7,330,213

	Total		966,578	8,837,835

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

< Woori Investment Bank Co., Ltd. >

	June 30, 2022
	Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI	Off-balance accounts	Total
Accommodation business	50,295	—	—	—	50,295
Distribution business	9,094	59,836	—	—	68,930
Art/sports, leisure service	59,123	—	—	—	59,123

Total	118,512	59,836	—	—	178,348

	December 31, 2021
	Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI	Off-balance accounts	Total
Accommodation business	57,142	—	—	—	57,142
Distribution business	12,885	—	—	—	12,885
Art/sports, leisure service	31,772	—	—	—	31,772

Total	101,799	—	—	—	101,799

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

4)	Credit risk exposure

a)	Financial assets

The maximum exposure to credit risk by asset quality, except for financial assets at FVTPL and derivative asset (Designated for hedging) as of June 30, 2022 and December 31, 2021 is as follows (Unit: Korean Won in millions):

	June 30, 2022
	Stage 1		Stage 2
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Stage 3	Credit impairment model	Total	Loss allowance	Total, net
Loans and other financial assets at amortized cost	340,817,299	24,249,500	13,842,794	11,378,305	1,265,605	182,339	391,735,842	(2,330,284)	389,405,558
Korean treasury and government agencies	33,459,765	3	8	—	—	—	33,459,776	(8,609)	33,451,167
Banks	20,456,802	428,256	4,521	—	29,351	182,339	21,101,269	(11,931)	21,089,338
Corporates	117,279,362	17,174,684	2,695,430	4,732,709	593,966	—	142,476,151	(1,411,334)	141,064,817
General business	75,933,539	9,542,105	1,806,546	3,474,872	428,296	—	91,185,358	(1,011,118)	90,174,240
Small- and medium-sized enterprise	33,270,759	6,802,881	866,811	1,216,591	162,394	—	42,319,436	(337,048)	41,982,388
Project financing and others	8,075,064	829,698	22,073	41,246	3,276	—	8,971,357	(63,168)	8,908,189
Consumers	169,621,370	6,646,557	11,142,835	6,645,596	642,288	—	194,698,646	(898,410)	193,800,236
Securities at amortized cost	20,149,257	—	—	—	—	—	20,149,257	(6,082)	20,143,175
Financial assets at FVTOCI (*3)	35,051,816	340,068	—	—	—	—	35,391,884	(12,915)	35,391,884

Total	396,018,372	24,589,568	13,842,794	11,378,305	1,265,605	182,339	447,276,983	(2,349,281)	444,940,617

	June 30, 2022
	Collateral value
	Stage1	Stage2	Stage3	Credit impairment model	Total
Loans and other financial assets at amortized cost	210,493,425	19,335,780	494,860	182,346	230,506,411
Korean treasury and government agencies	20,513	—	—	—	20,513
Banks	1,657,486	—	—	182,346	1,839,832
Corporates	78,843,812	5,069,731	265,867	—	84,179,410
General business	42,338,942	3,535,959	190,365	—	46,065,266
Small- and medium-sized enterprise	32,162,060	1,533,772	75,287	—	33,771,119
Project financing and others	4,342,810	—	215	—	4,343,025
Consumers	129,971,614	14,266,049	228,993	—	144,466,656
Securities at amortized cost	—	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—	—

Total	210,493,425	19,335,780	494,860	182,346	230,506,411

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI has been disclosed as the amount before deducting allowance for credit losses because allowance for credit losses does not reduce the carrying amount.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

	December 31, 2021
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Loans and other financial assets at amortized cost	316,364,525	22,734,430	13,270,491	10,190,307	1,332,644	363,892,397	(1,959,525)	361,932,872
Korean treasury and government agencies	14,938,718	9	9	—	—	14,938,736	(3,923)	14,934,813
Banks	24,186,246	492,447	46,373	—	23,509	24,748,575	(15,555)	24,733,020
Corporates	108,917,062	15,952,017	2,698,907	3,963,782	658,923	132,190,691	(1,163,435)	131,027,256
General business	68,767,641	9,010,115	1,886,740	2,597,136	438,537	82,700,169	(785,908)	81,914,261
Small- and medium-sized enterprise	33,306,787	6,459,338	790,750	1,353,313	156,440	42,066,628	(322,635)	41,743,993
Project financing and others	6,842,634	482,564	21,417	13,333	63,946	7,423,894	(54,892)	7,369,002
Consumers	168,322,499	6,289,957	10,525,202	6,226,525	650,212	192,014,395	(776,612)	191,237,783
Securities at amortized cost	17,091,509	—	—	—	—	17,091,509	(5,235)	17,086,274
Financial assets at FVTOCI (*3)	37,917,922	209,055	—	—	—	38,126,977	(12,146)	38,126,977

Total	371,373,956	22,943,485	13,270,491	10,190,307	1,332,644	419,110,883	(1,976,906)	417,146,123

	December 31, 2021
	Collateral value
	Stage1	Stage2	Stage3	Total
Loans and other financial assets at amortized cost	208,188,057	18,098,940	643,183	226,930,180
Korean treasury and government agencies	20,679	—	—	20,679
Banks	1,287,055	—	—	1,287,055
Corporates	74,403,502	4,796,510	351,837	79,551,849
General business	40,288,663	3,120,790	220,792	43,630,245
Small- and medium-sized enterprise	30,852,567	1,675,720	80,830	32,609,117
Project financing and others	3,262,272	—	50,215	3,312,487
Consumers	132,476,821	13,302,430	291,346	146,070,597
Securities at amortized cost	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—

Total	208,188,057	18,098,940	643,183	226,930,180

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI has been disclosed as the amount before deducting allowance for credit losses because allowance for credit losses does not reduce the carrying amount.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

b)	Guarantees and commitments

The credit quality of the guarantees and loan commitments as of June 30, 2022 and December 31, 2021 are as follows (Unit: Korean Won in millions):

	June 30, 2022
Financial assets	Stage 1		Stage 2		Stage3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Off-balance accounts
Guarantees	12,597,300	1,061,082	42,731	279,148	14,462	13,994,723
Loan Commitments	113,029,288	2,848,180	1,941,876	819,737	416	118,639,497

Total	125,626,588	3,909,262	1,984,607	1,098,885	14,878	132,634,220

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

	December 31, 2021
Financial assets	Stage 1		Stage 2		Stage3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Off-balance accounts
Guarantees	11,560,908	1,037,142	47,549	275,166	67,044	12,987,809
Loan Commitments	107,916,434	3,591,413	2,072,348	832,173	2,094	114,414,462

Total	119,477,342	4,628,555	2,119,897	1,107,339	69,138	127,402,271

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

5)	Collateral and other credit enhancements

For the six-month period ended June 30, 2022 and for the year ended December 31, 2021, there have been no significant changes in the value of collateral or other credit enhancements held by the Group and there have been no significant changes in collateral or other credit enhancements due to changes in the collateral policy of the Group.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(2)	Market risk

Market risk is the possible risk of loss arising from trading position and non-trading position as a result of the volatility of market factors such as interest rates, stock prices and foreign exchange rates.

1)	Market risk management

Market risk management refers to the process of making and implementing decisions for the avoidance, acceptance or mitigation of risks by identifying the underlying source of the risks and measuring its level, and evaluating the appropriateness of the level of accepted market risks.

a)	Trading activities

The Group uses the standard method and the internally developed model (the Bank) in measuring market risk for trading positions, and allocates market risk capital through the Risk Management Committee. Risk management departments of the Group and its subsidiaries manage limits in detail including those on risk and loss with their management result regularly reported to the Risk Management Committee.

Woori Bank, a subsidiary of the Group, uses the internal model approved by the Financial Supervisory Service to measure the VaR using the Historical Simulation Method based on a 99% confidence level and a 10-day retention period, and calculates the required capital risk for calculating the BIS ratio. For internal management purposes, limit management is performed on a daily basis measuring VaR based on a 99% confidence and 1 day retention period. In addition, Woori Bank perform a daily verification that compares VaR measurement and profit and loss to verify the suitability of the model.

The minimum, maximum and average VaR of the Bank for the six-month period ended June 30, 2022 and for the year ended December 31, 2021, and the VaR of the Bank as of June 30, 2022 and December 31, 2021 are as follows (Unit: Korean Won in millions):

	June 30, 2022	For the six-month period ended June 30, 2022			December 31, 2021	For the year ended December 31, 2021
Risk factor		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	10,139	7,345	10,658	4,298	4,177	4,681	14,017	2,405
Stock price	8,315	5,813	12,448	1,806	2,972	3,637	6,676	1,609
Foreign currencies	16,344	10,398	16,344	5,421	5,904	6,745	13,144	4,747
Diversification	(16,760	(11,175)	(19,783)	(4,201)	(6,072)	(7,300)	(20,007)	(3,628)

Total VaR(*)	18,038	12,381	19,667	7,324	6,981	7,763	13,830	5,133

(*)	VaR (Value at Risk): Retention period of 1 day, Maximum expected losses under 99% level of confidence.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

b)	Non-trading activities

From the end of 2019 for the Bank and the beginning of 2022 for non banking subsidiaries, the Bank and its subsidiaries manage and measure interest risk for non-trading activities through ΔNII(Change in Net Interest Income) and ΔEVE(Change in Economic Value of Equity) in accordance with IRRBB(Interest Rate Risk in the Banking Book).

ΔNII represents a change in net interest income that may occur over a certain period (e.g. one year) due to changes in net interest income, and ΔEVE indicates the economic value changes in equity capital that could be caused by changes in interest rates affecting the present value of asset, liabilities, and others.

ΔEVE and ΔNII calculated on Interest Rate Risk in the Banking Book(IRRBB) basis for assets and liabilities by subsidiary as of the end of June 30, 2022 and December 31, 2021 are as follows(Unit: Korean Won in millions):

	June 30, 2022		December 31, 2021
	ΔEVE (*1)	ΔNII (*2)	ΔEVE (*1)	ΔNII (*2)
Woori Bank	765,420	188,062	920,290	195,186
Woori Card Co., Ltd.	137,090	98,227	126,576	59,114
Woori Financial Capital Co., Ltd.	80,475	102	58,794	1,384
Woori Investment Bank Co., Ltd.	19,564	1,852	17,607	5,556
Woori Asset Trust Co., Ltd.	1,115	4,089	820	1,709
Woori Asset Management Corp.	946	1,008	1,411	504
Woori Savings Bank	13,663	1,450	15,175	949
Woori Private Equity Asset Management Co., Ltd.	727	597	32	59
Woori Global Asset Management Co., Ltd.	539	209	246	143

(*1)	ΔEVE: change in Economic Value of Equity
(*2)	ΔNII: change in Net Interest Income

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

The Group estimates and manages risks related to changes in interest rate due to the difference in the maturities of interest-bearing assets and liabilities and discrepancies in the terms of interest rates. Cash flows (both principal and interest), interest bearing assets and liabilities, presented by each re-pricing date, are as follows (Unit: Korean Won in millions):

	June 30, 2022
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	215,233,060	57,494,257	18,625,202	15,787,277	62,770,143	4,561,166	374,471,105
Financial assets at FVTPL	1,022,084	77,574	59,168	24,823	163,502	15,100	1,362,251
Financial assets at FVTOCI	5,230,713	3,741,943	3,082,759	3,833,026	19,292,930	1,038,864	36,220,235
Securities at amortized cost	1,436,679	1,044,044	1,474,389	353,672	14,988,501	2,096,129	21,393,414

Total	222,922,536	62,357,818	23,241,518	19,998,798	97,215,076	7,711,259	433,447,005

Liability:
Deposits due to customers	138,496,679	59,388,708	44,782,507	25,518,072	67,959,493	71,581	336,217,040
Borrowings	16,289,238	4,574,186	1,673,413	1,694,208	7,457,604	469,995	32,158,644
Debentures	11,909,416	3,215,614	4,696,407	4,766,554	20,734,185	3,214,652	48,536,828

Total	166,695,333	67,178,508	51,152,327	31,978,834	96,151,282	3,756,228	416,912,512

	December 31, 2021
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	205,915,030	58,661,091	14,461,769	12,840,318	62,337,321	5,204,605	359,420,134
Financial assets at FVTPL	1,725,063	52,361	49,843	17,817	223,107	13,501	2,081,692
Financial assets at FVTOCI	5,489,649	4,741,319	3,915,011	4,139,102	19,962,071	634,111	38,881,263
Securities at amortized cost	1,297,865	847,134	813,405	949,475	11,990,559	2,116,986	18,015,424

Total	214,427,607	64,301,905	19,240,028	17,946,712	94,513,058	7,969,203	418,398,513

Liability:
Deposits due to customers	145,744,829	47,792,440	33,334,918	28,615,157	62,635,705	59,155	318,182,204
Borrowings	11,422,868	4,168,941	1,788,597	1,540,533	5,119,291	428,660	24,468,890
Debentures	8,325,421	3,035,764	3,203,743	3,174,902	25,036,943	3,342,284	46,119,057

Total	165,493,118	54,997,145	38,327,258	33,330,592	92,791,939	3,830,099	388,770,151

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

2)	Currency risk

Currency risk arises from the financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk as of June 30, 2022 and December 31, 2021 are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

		June 30, 2022
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Cash and cash equivalents	4,471	5,780,359	8,620	81,581	1,613	310,950	115	155,259	594,048	6,922,197
	Loans and other financial assets at amortized cost	30,040	38,838,072	145,030	1,372,641	27,534	5,307,195	2,777	3,749,758	6,978,805	56,246,471
	Financial assets at FVTPL	751	971,574	16,905	160,001	—	—	324	437,223	106,894	1,675,692
	Financial assets at FVTOCI	3,498	4,522,171	—	—	3,735	720,009	2	2,838	823,904	6,068,922
	Securities at amortized cost	563	728,241	—	—	2,920	562,904	59	79,389	189,101	1,559,635

Total		39,323	50,840,417	170,555	1,614,223	35,802	6,901,058	3,277	4,424,467	8,692,752	72,472,917

Liability	Financial liabilities at FVTPL	435	562,469	25,276	239,222	—	—	352	475,135	297,505	1,574,331
	Deposits due to customers	20,697	26,758,805	238,782	2,259,953	27,466	5,294,072	1,773	2,393,197	5,865,230	42,571,257
	Borrowings	8,246	10,661,561	13,955	132,082	202	38,885	361	487,583	1,560,753	12,880,864
	Debentures	4,185	5,410,526	—	—	—	—	—	—	349,966	5,760,492
	Other financial liabilities	4,399	5,687,110	9,979	94,442	8,403	1,619,595	375	506,913	428,161	8,336,221

Total		37,962	49,080,471	287,992	2,725,699	36,071	6,952,552	2,861	3,862,828	8,501,615	71,123,165

Off-balance accounts		8,376	10,829,806	40,541	383,703	2,766	533,241	563	760,745	695,141	13,202,636

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

		December 31, 2021
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Cash and cash equivalents	3,176	3,765,460	15,834	163,131	1,236	230,188	94	125,513	826,870	5,111,162
	Loans and other financial assets at amortized cost	28,771	34,108,109	164,976	1,679,982	23,733	4,420,551	2,329	3,126,363	5,749,685	49,084,690
	Financial assets at FVTPL	468	556,296	14,618	150,596	—	—	327	438,662	71,369	1,216,923
	Financial assets at FVTOCI	3,195	3,787,466	—	—	3,899	726,310	33	44,638	741,348	5,299,762
	Securities at amortized cost	240	283,935	—	—	499	92,917	29	39,142	138,422	554,416

Total		35,850	42,501,266	195,428	1,993,709	29,367	5,469,966	2,812	3,774,318	7,527,694	61,266,953

Liability	Financial liabilities at FVTPL	274	324,420	16,384	168,798	—	—	239	321,354	203,523	1,018,095
	Deposits due to customers	19,803	23,476,384	219,514	2,261,520	26,342	4,906,441	1,640	2,201,233	4,798,322	37,643,900
	Borrowings	5,766	6,835,191	31,601	325,745	—	—	349	469,124	1,395,597	9,025,657
	Debentures	3,566	4,228,055	—	—	—	—	—	—	341,621	4,569,676
	Other financial liabilities	2,739	3,247,454	10,673	109,958	2,658	495,125	335	449,897	211,392	4,513,826

Total		32,148	38,111,504	278,172	2,866,021	29,000	5,401,566	2,563	3,441,608	6,950,455	56,771,154

Off-balance accounts		8,047	9,540,185	32,777	337,685	2,533	471,852	598	803,357	1,250,186	12,403,265

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

3)	Interest Rate Benchmark Reform Risk Management

The Group closely monitors the outputs and markets of various industrial working groups that manage the transition to new interest rate benchmark, which includes announcements by LIBOR regulators.

A fundamental shift in interest rate indicators (hereinafter referred to as “interest rate benchmark reform”) is taking place around the world, and some Interbank Offered Rates (“IBORs”) are being replaced by new risk-free rates. In particular, for the case of LIBOR, except for USD LIBOR for overnight rate, 1, 3, 6, and 12 month rates, all of the calculations were suspended as of December 31, 2021, and the aforementioned 5 USD LIBORs will also be suspended as of June 30, 2023.

The Group established a LIBOR-related response plan consisting of the business flow of risk management, accounting, tax, law, computerization and customer management. The purpose of the plan is to identify the impact and risks associated with interest rate benchmark reform within the business, and to prepare and implement an action plan to ensure a smooth transition to alternative interest rates. The Group aims to close the response plan in line with the supervisory authority’s response guidelines.

The details of Woori Bank’s financial instruments that have not completed the conversion to interest rates benchmark at the end of the quarter are as follows: Non-derivative financial instrument is presented at the carrying amount, while the derivative financial instrument is presented at the nominal amount.

		USD(*1)
		Total Amount(*2)	Interest Rate Provision
Non-derivative financial assets	Financial assets at FVTOCI	697,345	456,395
	Financial assets at amortized cost	5,400,568	3,748,814

	Total	6,097,913	4,205,209

Non-derivative financial liabilities	Financial liabilities at amortized cost	717,560	717,560

Derivatives	Interest rate(trading)	26,772,718	26,545,918
	Currency(trading)	37,188,148	36,010,048
	Interest rate(hedging)	2,391,865	2,391,865

	Total	66,352,731	64,947,831

(*1)	Financial instruments related to USD Libor (overnight rate, 1, 3, 6, 12 month rates) that are expired before June 30, 2023 are excluded.
(*2)	For contracts that do not have an interest rate alternative clause, we are in the process of negotiating to add an interest rate alternative clause.

The KRW CD rates are planned to be replaced by the Korea Overnight Financing Repo Rate (KOFR) in the long run, but when the CD rates will be ceased or the policy response directions to activate alternative rates are not clear.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(3)	Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortages as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. The financial liabilities that are relevant to liquidity risk are incorporated within the scope of risk management. Derivatives instruments are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.), while maintaining the gap ratio at or below the target limit.

2)	Maturity analysis of non-derivative financial liabilities

a)

Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities as of June 30, 2022 and December 31, 2021 are as follows (Unit: Korean Won in millions):

	June 30, 2022
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	47,663	40,291	—	79,693	—	—	167,647
Deposits due to customers	224,226,534	42,958,563	30,885,889	28,299,770	10,641,637	1,565,835	338,578,228
Borrowings	11,128,657	5,759,979	2,908,193	3,929,117	8,034,436	469,995	32,230,377
Debentures	5,814,796	5,830,325	6,115,330	5,683,659	21,979,570	3,214,652	48,638,332
Lease liabilities	42,376	37,800	30,589	24,894	152,717	38,139	326,515
Other financial liabilities	19,776,032	96,136	142,855	18,176	734,610	2,435,448	23,203,257

Total	261,036,058	54,723,094	40,082,856	38,035,309	41,542,970	7,724,069	443,144,356

	December 31, 2021
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	100,976	10,397	91,785	107,230	—	—	310,388
Deposits due to customers	224,881,863	32,559,199	20,290,566	31,768,748	9,213,279	1,615,198	320,328,853
Borrowings	9,477,536	4,366,223	2,415,548	2,494,732	5,800,815	440,506	24,995,360
Debentures	3,068,600	4,201,926	5,316,672	5,371,869	24,982,746	3,342,284	46,284,097
Lease liabilities	41,731	53,245	30,148	25,494	156,228	38,275	345,121
Other financial liabilities	17,614,313	228,388	12,190	11,894	610,514	1,999,198	20,476,497

Total	255,185,019	41,419,378	28,156,909	39,779,967	40,763,582	7,435,461	412,740,316

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities as of June 30, 2022 and December 31, 2021 are as follows (Unit: Korean Won in millions):

	June 30, 2022
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	47,663	40,291	—	79,693	—	—	167,647
Deposits due to customers	231,601,293	44,464,499	29,290,197	23,859,489	8,840,637	59,895	338,116,010
Borrowings	11,128,657	5,759,979	2,908,193	3,929,117	8,034,436	469,995	32,230,377
Debentures	5,814,796	5,830,325	6,115,330	5,683,659	21,979,570	3,214,652	48,638,332
Lease liabilities	42,443	37,955	30,813	25,095	158,925	40,955	336,186
Other financial liabilities	19,776,032	96,136	142,855	18,176	734,610	2,435,448	23,203,257

Total	268,410,884	56,229,185	38,487,388	33,595,229	39,748,178	6,220,945	442,691,809

	December 31, 2021
	Within 3 months	4 to 6 Months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	100,976	10,397	91,785	107,230	—	—	310,388
Deposits due to customers	230,823,884	33,705,990	20,107,790	27,331,774	7,871,688	89,643	319,930,769
Borrowings	9,477,536	4,366,223	2,415,548	2,494,732	5,800,815	440,506	24,995,360
Debentures	3,068,600	4,201,926	5,316,672	5,371,869	24,982,746	3,342,284	46,284,097
Lease liabilities	41,716	53,260	30,216	25,653	162,092	41,814	354,751
Other financial liabilities	17,614,313	228,388	12,190	11,894	610,514	1,999,198	20,476,497

Total	261,127,025	42,566,184	27,974,201	35,343,152	39,427,855	5,913,445	412,351,862

3)	Maturity analysis of derivative financial liabilities

Derivatives held for trading purpose are not managed in accordance with their contractual maturity, since the Group holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “within 3 months” in the table below. Derivatives designated for hedging purpose are estimated by offsetting cash inflows and cash outflows.

The cash flow by the maturity of derivative financial liabilities as of June 30, 2022 and December 31, 2021 is as follows (Unit: Korean Won in millions):

		Remaining maturity
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
June 30, 2022	Cash flow risk hedge	664	79	330	2	43,647	5,894	50,616
	Fair value risk hedge	6,979	(4,836)	23,652	1,617	95,779	—	123,191
	Trading purpose	12,086,057	—	162	—	—	—	12,086,219
December 31, 2021	Cash flow risk hedge	246	(206)	(502)	(717)	(2,744)	(4,053)	(7,976)
	Fair value risk hedge	(1,656)	598	(940)	1,392	21,552	—	20,946
	Trading purpose	4,566,443	—	—	—	—	—	4,566,443

4)	Maturity analysis of off-balance accounts (Guarantees loan commitments and others)

A financial guarantee represents an irrevocable undertaking that the Group should meet a customer’s obligations to third parties if the customer fails to do so. The loan commitment represents the limit if the Group has promised a credit to the customer. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Group in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for financial guarantees, such as guarantees for debentures issued or loans, unused loan commitments, and other guarantees, however, under the terms of the guarantees and unused loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts are as follows (Unit: Korean Won in millions):

	June 30, 2022	December 31, 2021
Guarantees	13,994,723	12,987,809
Loan commitments	118,639,497	114,414,462
Other commitments	4,055,170	3,427,331

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(4)	Operational risk

The Group defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.

1)	Operational risk management

The Group has established and operated an operating risk management system to strengthen external competitiveness, reduce risk capital volume, enhance operational risk management capacity and prevent accidents through compliance with Basel II, and has obtained approval from the Financial Supervisory Service for “Advanced Measurement Approaches”(AMA) based on self-compliance verification and independent third-party inspection results.

2)	Operational risk measurement

The Group is applying the basic indicator method for the purpose of calculating the regulatory capital of operation risk, and the Bank is applying the advanced measurement method. The Bank applies AMA using internal and external loss data, business environment and internal control factors, and scenario analysis.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

5.	OPERATING SEGMENTS

In evaluating the results of the Group and allocating resources, the Group’s Chief Operation Decision Maker (“CODM”) utilizes the information per type of customers. This financial information of the segments is regularly reviewed by the CODM to make decisions about resources to be allocated to each segment and evaluate its performance.

(1)	Segment by type of organization

The Group’s reporting segments consist of banking, credit card, capital, investment banking and other sectors, and the composition of such reporting segments was divided based on internal report data periodically reviewed by the management to evaluate the performance of the segment and make decisions on the resources to be distributed.

Operational scope
Banking	Loans/deposits, financial services and other relevant services for customers of Woori Bank
Credit card	Credit card, cash services, card loans and other relevant services of Woori Card Co., Ltd.
Capital	Installments, loans including lease financing and other relevant services of Woori Financial Capital Co., Ltd.
Investment banking	Securities operation, sale of financial instruments, project financing and other related services for comprehensive financing of Woori Investment Bank Co., Ltd.
Others	Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Savings Bank, Woori Asset Management Corp., Woori Financial F&I Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Services Inc., Woori Private Equity Asset Management Co., Ltd., Woori Global Asset Management Co., Ltd., Woori FIS Co., Ltd. and Woori Finance Research Institute

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(2)	The details of income(expense) by each segment are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2022
	Banking (*1)	Credit card	Capital	Investment banking	Others (*2)	Sub-total	Adjustments (*3)	Total
Net interest income	3,085,426	333,803	188,052	58,260	29,148	3,694,689	408,633	4,103,322
Non-interest income(expense)	866,035	75,929	49,717	40,002	1,489,684	2,521,367	(1,738,536)	782,831
Impairment losses due to credit loss	(301,791)	(103,745)	(23,391)	(9,354)	(8,987)	(447,268)	(49,595)	(496,863)
General and administrative expense	(1,665,281)	(122,250)	(42,849)	(28,859)	(240,359)	(2,099,598)	142,496	(1,957,102)

Net operating income(expense)	1,984,389	183,737	171,529	60,049	1,269,486	3,669,190	(1,237,002)	2,432,188

Share of gain of associates	23,664	—	542	227	1,728	26,161	(18,876)	7,285
Other non-operating income(expense)	32,166	(2,280)	(52)	(58)	1,503	31,279	(2,766)	28,513

Non-operating income(expense)	55,830	(2,280)	490	169	3,231	57,440	(21,642)	35,798

Net income(expense) before tax	2,040,219	181,457	172,019	60,218	1,272,717	3,726,630	(1,258,644)	2,467,986
Tax expense	(481,432)	(47,124)	(47,070)	(14,881)	(16,839)	(607,346)	(1,845)	(609,191)

Net income(loss)	1,558,787	134,333	124,949	45,337	1,255,878	3,119,284	(1,260,489)	1,858,795

Total assets	448,831,125	15,864,203	12,563,778	5,408,443	27,302,742	509,970,291	(25,025,110)	484,945,181
Investment in associate	851,514	—	36,642	10,361	22,422,634	23,321,151	(21,960,115)	1,361,036
Other assets	447,979,611	15,864,203	12,527,136	5,398,082	4,880,108	486,649,140	(3,064,995)	483,584,145
Total liabilities	424,705,346	13,496,147	11,081,977	4,780,735	3,760,519	457,824,724	(2,385,082)	455,439,642

(*1)	The banking sector includes banks and their consolidated subsidiaries(such as overseas subsidiaries).
(*2)

Other segments include Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Savings Bank, Woori Asset Management Corp., Woori Financial F&I Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Inc., Woori Private Equity Asset Management Co., Ltd., Woori Global Asset Management Co., Ltd., Woori FIS Co., Ltd. and Woori Finance Research Institute.

(*3)	Adjustments were made for the presentation of profit or loss in accordance with the Accounting Standards from the reporting segments in accordance with the Managerial Accounting Standards.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

	For the six-month period ended June 30, 2021
	Banking (*1)	Credit card	Capital	Investment banking	Others (*2)	Sub-total	Adjustments (*3)	Total
Net interest income	2,455,888	289,977	144,326	51,365	12,114	2,953,670	368,949	3,322,619
Non-interest income(expense)	880,871	43,409	41,251	27,751	889,701	1,882,983	(1,161,693)	721,290
Impairment losses due to credit loss	(76,945)	(66,694)	(31,589)	2,566	(3,646)	(176,308)	(28,268)	(204,576)
General and administrative expense	(1,604,531)	(102,815)	(41,224)	(24,014)	(216,169)	(1,988,753)	133,260	(1,855,493)

Net operating income(expense)	1,655,283	163,877	112,764	57,668	682,000	2,671,592	(687,752)	1,983,840

Share of gain of associates	18,053	—	169	119	4,150	22,491	3,750	26,241
Other non-operating income(expense)	14,020	(2,701)	(16,020)	(390)	(1,490)	(6,581)	14,248	7,667

Non-operating income(expense)	32,073	(2,701)	(15,851)	(271)	2,660	15,910	17,998	33,908

Net income(expense) before tax	1,687,356	161,176	96,913	57,397	684,660	2,687,502	(669,754)	2,017,748
Tax expense	(403,630)	(39,741)	(14,386)	(13,362)	(8,811)	(479,930)	(567)	(480,497)

Net income(loss)	1,283,726	121,435	82,527	44,035	675,849	2,207,572	(670,321)	1,537,251

Total assets(*4)	415,976,627	14,116,832	10,259,868	5,159,742	25,627,649	471,140,718	(23,956,847)	447,183,871
Investment in associate	858,706	—	12,403	8,846	22,165,895	23,045,850	(21,710,683)	1,335,167
Other assets	415,117,921	14,116,832	10,247,465	5,150,896	3,461,754	448,094,868	(2,246,164)	445,848,704
Total liabilities(*4)	391,315,108	11,858,065	9,073,104	4,559,856	3,284,269	420,090,402	(1,756,726)	418,333,676

(*1)	Banking includes gains and losses from separate Bank and local subsidiaries abroad.
(*2)

Other segments include Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Savings Bank, Woori Asset Management Corp., Woori Credit Information Co., Ltd., Woori Fund Service Inc., Woori Private Equity Asset Management Co., Ltd., Woori Global Asset Management Co., Ltd., Woori FIS Co., Ltd. and Woori Finance Research Institute.

(*3)	Adjustments were made for the presentation of profit or loss in accordance with the Accounting Standards from the reporting segments in accordance with the Managerial Accounting Standards.
(*4)	Total assets and liabilities are the amounts as of December 31, 2021.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(3)	Operating profit or loss from external customers for the six-month periods ended June 30, 2022 and 2021 are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2022	2021
Domestic	2,213,714	1,834,105
Foreign	218,399	149,735

Total	2,432,113	1,983,840

(4)	Major non-current assets as of June 30, 2022 and December 31, 2021 are as follows (Unit: Korean Won in millions):

	June 30, 2022 (*)	December 31, 2021 (*)
Domestic	5,196,712	5,201,838
Foreign	488,421	482,930

Total	5,685,133	5,684,768

(*)	Major non-current assets included investments in joint ventures and associates, investment properties, property, plant and equipment, and intangible assets.

(5)	Information about major customers

The Group does not have any single customer that generates 10% or more of the Group’s total revenue for the six-month periods ended June 30, 2022 and 2021.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

6.	CASH AND CASH EQUIVALENTS

Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	June 30, 2022	December 31, 2021
Cash	1,902,722	1,742,449
Foreign currencies	601,355	503,205
Demand deposits	7,202,637	5,161,529
Fixed deposits	309,022	158,635

Total	10,015,736	7,565,818

7.	FINANCIAL ASSETS AT FVTPL

(1)	Details of financial assets at FVTPL as of June 30, 2022 and December 31, 2021 are as follows (Unit: Korean Won in millions):

	June 30, 2022	December 31, 2021
Financial assets at fair value through profit or loss measured at fair value	20,227,825	13,497,234

(2)	Financial assets at fair value through profit or loss measured at fair value are as follows (Unit: Korean Won in millions):

	June 30, 2022	December 31, 2021
Deposits:
Gold banking asset	47,731	65,072
Securities:
Debt securities
Korean treasury and government agencies	1,829,870	995,713
Financial institutions	672,416	925,474
Corporates	528,908	751,636
Others	91,500	70,416
Equity securities	364,517	329,864
Capital contributions	1,764,420	1,287,723
Beneficiary certificates	2,598,907	3,504,547
	132,157	94,673

Sub-total	7,982,695	7,960,046

Loans	949,446	667,467
Derivatives assets	11,246,420	4,803,131
Other financial assets	1,533	1,518

Total	20,227,825	13,497,234

The Group does not have financial assets at fair value through profit or loss designated as upon initial recognition as of June 30, 2022 and December 31, 2021.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

8.	FINANCIAL ASSETS AT FVTOCI

(1)	Details of financial assets at FVTOCI as of June 30, 2022 and December 31, 2021 are as follows (Unit: Korean Won in millions):

	June 30, 2022	December 31, 2021
Debt securities:
Korean treasury and government agencies	5,620,153	4,728,085
Financial institutions	19,169,359	22,909,615
Corporates	4,533,510	5,091,035
Bond denominated in foreign currencies	6,068,862	5,299,707
Securities loaned	—	98,535

Sub-total	35,391,884	38,126,977

Equity securities	908,186	992,812

Total	36,300,070	39,119,789

(2)	Details of equity securities designated as financial assets at FVTOCI as of June 30, 2022 and December 31, 2021 are as follows (Unit: Korean Won in millions):

Purpose of acquisition	June 30, 2022	December 31, 2021	Remarks
Investment for strategic business partnership purpose	732,822	796,835
Debt-equity swap	175,357	195,971
Others	6	6	Insurance for mutual aid association, etc.

Total	908,185	992,812

(3)	Changes in the allowance for credit losses and gross carrying amount of financial assets at FVTOCI for the six-month periods ended June 30, 2022 and 2021 are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the six-month period ended June 30, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(12,146)	—	—	(12,146)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Reversal of allowance for credit losses	220	—	—	220
Disposal	369	—	—	369
Others (*)	(1,358)	—	—	(1,358)

Ending balance	(12,915)	—	—	(12,915)

(*)	Others consist of foreign currencies translation, etc.

	For the six-month period ended June 30, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(9,631)	—	—	(9,631)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Provision of allowance for credit losses	(2,097)	—	—	(2,097)
Disposal	1,670	—	—	1,670
Others (*)	(134)	—	—	(134)

Ending balance	(10,192)	—	—	(10,192)

(*)	Others consist of foreign currencies translation, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

2)	Gross carrying amount

	For the six-month period ended June 30, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	38,126,977	—	—	38,126,977
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	9,414,126	—	—	9,414,126
Disposal/ Recovery	(11,777,181)	—	—	(11,777,181)
Loss on valuation	(722,270)	—	—	(722,270)
Amortization based on effective interest method	6,053	—	—	6,053
Others (*)	344,179	—	—	344,179

Ending balance	35,391,884	—	—	35,391,884

(*)	Changes due to foreign currencies translation, etc.

	For the six-month period ended June 30, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	28,948,141	—	—	28,948,141
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	13,505,927	—	—	13,505,927
Disposal/ Recovery	(13,436,584)	—	—	(13,436,584)
Loss on valuation	(109,965)	—	—	(109,965)
Amortization based on effective interest method	(7,024)	—	—	(7,024)
Others (*)	150,297	—	—	150,297

Ending balance	29,050,792	—	—	29,050,792

(*)	Changes due to foreign currencies translation, etc.

(4)

During the six-month period ended June 30, 2022, the Group sold its equity securities, designated as financial assets at FVTOCI in accordance with decision of disposal by the creditors, and the fair values at disposal dates were 105 million Won, and cumulative gains at disposal dates were 87 million Won. During the six-month period ended June 30, 2021, the Group sold its equity securities, designated as financial assets at FVTOCI in accordance with decision of disposal by the creditors, and the fair values at disposal dates were 84,460 million Won, and cumulative losses at disposal dates were 46,135 million Won.

9.	SECURITIES AT AMORTIZED COST

(1)	Details of securities at amortized cost as of June 30, 2022 and December 31, 2021 are as follows (Unit: Korean Won in millions):

	June 30, 2022	December 31, 2021
Korean treasury and government agencies	10,094,337	8,882,500
Financial institutions	2,413,619	1,835,947
Corporates	6,081,666	5,818,646
Bond denominated in foreign currencies	1,559,635	554,416
Allowance for credit losses	(6,082)	(5,235)

Total	20,143,175	17,086,274

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(2)	Changes in the allowance for credit losses and gross carrying amount of securities at amortized cost are as follows (Unit: Korean Won in millions):

1)	Loss allowance

	For the six-month period ended June 30, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(5,235)	—	—	(5,235)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Provision of allowance for credit losses	(835)	—	—	(835)
Others (*)	(12)	—	—	(12)

Ending balance	(6,082)	—	—	(6,082)

(*)	Changes due to foreign currencies translation, etc.

	For the six-month period ended June 30, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,566)	—	—	(4,566)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Reversal of allowance for credit losses	293	—	—	293
Others (*)	(1)	—	—	(1)

Ending balance	(4,274)	—	—	(4,274)

(*)	Changes due to foreign currencies translation, etc.

2)	Gross carrying amount

	For the six-month period ended June 30, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	17,091,509	—	—	17,091,509
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	6,037,379	—	—	6,037,379
Disposal/ Recovery	(3,165,016)	—	—	(3,165,016)
Amortization based on effective interest method	25,928	—	—	25,928
Others (*)	159,457	—	—	159,457

Ending balance	20,149,257	—	—	20,149,257

(*)	Changes due to foreign currencies translation, etc.

	For the six-month period ended June 30, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	17,025,405	—	—	17,025,405
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	1,496,443	—	—	1,496,443
Disposal/ Recovery	(2,812,675)	—	—	(2,812,675)
Amortization based on effective interest method	4,416	—	—	4,416
Others (*)	15,926	—	—	15,926

Ending balance	15,729,515	—	—	15,729,515

(*)	Changes due to foreign currencies translation, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

10.	LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST

(1)	Details of loans and other financial assets at amortized cost are as follows (Unit: Korean Won in millions):

	June 30, 2022	December 31, 2021
Due from banks	29,320,045	15,914,139
Loans	346,851,470	336,799,510
Other financial assets	13,234,043	9,219,223

Total	389,405,558	361,932,872

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	June 30, 2022	December 31, 2021
Due from banks in local currency:
Due from Bank of Korea (“BOK”)	21,794,887	10,219,055
Due from depository banks	136,820	159,264
Due from non-depository institutions	131	14,146
Due from the Korea Exchange	1,026	54
Others	267,929	191,501
Loss allowance	(5,308)	(2,452)

Sub-total	22,195,485	10,581,568

Due from banks in foreign currencies:
Due from banks on demand	4,223,376	3,615,983
Due from banks on time	619,921	205,351
Others	2,286,347	1,514,819
Loss allowance	(5,084)	(3,582)

Sub-total	7,124,560	5,332,571

Total	29,320,045	15,914,139

(3)	Details of restricted due from banks as of June 30, 2022 and December 31, 2021 are as follows (Unit: Korean Won in millions):

	Counterparty	June 30, 2022	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	21,794,887	Reserve deposits under BOK Act
Due from KSFC	Samsung Futures and others	1,038	Futures trading margin and others
Others	Korea Federation of Savings Banks and others	220,886	Korean Won CCP margin and others

Sub-total		22,016,811

Due from banks in foreign currencies:
Due from banks on demand	BOK and others	4,042,614	Reserve deposits under BOK Act and others
Due from banks on time	National Bank Cambodia	259	Reserve deposits and others
Others	Korea Investment & Securities and others	2,281,072	Overseas futures and options trade deposits and others

Sub-total		6,323,945

Total		28,340,756

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

	Counterparty	December 31, 2021	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	10,219,055	Reserve deposits under BOK Act
Due from KSFC	KB Securities Co., Ltd.	54	Futures trading margin
Others	Korea Federation of Savings Banks and others	75,897	Guarantees, mortgage of domestic exchange transactions and others

Sub-total		10,295,006

Due from banks in foreign currencies:
Due from banks on demand	BOK and others	3,549,695	Reserve deposits under BOK Act and others
Due from banks on time	National Bank Cambodia	237	Reserve deposits and others
Others	Korea Investment & Securities and others	1,509,471	Overseas futures and options trade deposits and others

Sub-total		5,059,403

Total		15,354,409

(4)	Changes in the allowance for credit losses and gross carrying amount of due from banks for the six-month periods ended June 30, 2022 and 2021 are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the six-month period ended June 30, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(6,034)	—	—	(6,034)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Provision for allowance for credit loss	(4,195)	—	—	(4,195)
Others (*)	(163)	—	—	(163)

Ending balance	(10,392)	—	—	(10,392)

(*)	Changes due to foreign currencies translation, etc.

	For the six-month period ended June 30, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,366)	—	—	(4,366)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Provision for allowance for credit loss	(3,235)	—	—	(3,235)
Others (*)	(29)	—	—	(29)

Ending balance	(7,630)	—	—	(7,630)

(*)	Changes due to foreign currencies translation, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

2)	Gross carrying amount

	For the six-month period ended June 30, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	15,920,173	—	—	15,920,173
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase	13,324,549	—	—	13,324,549
Others (*)	85,715	—	—	85,715

Ending balance	29,330,437	—	—	29,330,437

(*)	Changes due to foreign currencies translation, etc.

	For the six-month period ended June 30, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	9,867,526	—	—	9,867,526
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase	11,845,544	—	—	11,845,544
Others (*)	27,979	—	—	27,979

Ending balance	21,741,049	—	—	21,741,049

(*)	Changes due to foreign currencies translation, etc.

(5)	Details of loans as of June 30, 2022 and December 31, 2021 are as follows (Unit: Korean Won in millions):

	June 30, 2022	December 31, 2021
Loans in local currency	281,587,917	273,283,542
Loans in foreign currencies	27,918,412	24,508,250
Domestic banker’s usance	3,577,348	3,403,021
Credit card accounts	10,017,240	9,757,115
Bills bought in foreign currencies	5,802,264	5,310,080
Bills bought in local currency	232,618	265,275
Factoring receivables	37,304	17,406
Advances for customers on guarantees	23,523	26,766
Private placement bonds	530,667	519,150
Securitized loans	3,199,998	2,874,480
Call loans	2,999,733	3,481,219
Bonds purchased under resale agreements	7,458,070	10,332,858
Financial lease receivables	1,391,938	1,173,751
Installment financial bond	3,386,512	2,882,396
Others	150	159
Loan origination costs and fees	882,943	858,051
Discounted present value	(8,156)	(7,299)
Allowance for credit losses	(2,187,011)	(1,886,710)

Total	346,851,470	336,799,510

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(6)	Changes in the allowance for credit losses of loans for the six-month periods ended June 30, 2022 and 2021 are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2022
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(136,520)	(97,604)	(206,617)	(362,766)	(576,740)	(251,233)	—
Transfer to 12-month expected credit losses	(26,915)	21,357	5,558	(51,780)	44,270	7,510	—
Transfer to lifetime expected credit losses	10,798	(12,924)	2,126	18,224	(20,614)	2,390	—
Transfer to credit-impaired financial assets	3,091	12,317	(15,408)	1,928	11,464	(13,392)	—
Net reversal(provision) of allowance for credit losses	(388)	(36,505)	(53,291)	5,052	(215,973)	(10,067)	—
Recovery	—	—	(36,740)	—	—	(33,022)	—
Charge-off	—	—	70,928	—	—	66,791	—
Disposal	36	64	1,848	344	—	34,450	—
Interest income from impaired loans	—	—	7,659	—	—	4,944	—
Others	(207)	14	3,005	(31,638)	(14,884)	(36,371)	—

Ending balance	(150,105)	(113,281)	(220,932)	(420,636)	(772,477)	(228,000)	—

	For the six-month period ended June 30, 2022
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(68,814)	(115,489)	(70,927)	(568,100)	(789,833)	(528,777)	—
Transfer to 12-month expected credit losses	(26,094)	26,069	25	(104,789)	91,696	13,093	—
Transfer to lifetime expected credit losses	8,368	(8,564)	196	37,390	(42,102)	4,712	—
Transfer to credit-impaired financial assets	660	3,583	(4,243)	5,679	27,364	(33,043)	—
Net reversal(provision) of allowance for credit losses	12,765	(30,132)	(83,398)	17,429	(282,610)	(146,755)	—
Recovery	—	—	(29,344)	—	—	(99,106)	—
Charge-off	—	—	95,814	—	—	233,533	—
Disposal	—	—	7,897	380	64	44,194	—
Interest income from impaired loans	—	—	—	—	—	12,603	—
Others	48	—	—	(31,797)	(14,870)	(33,366)	—

Ending balance	(73,067)	(124,533)	(83,980)	(643,808)	(1,010,291)	(532,912)	—

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

	For the six-month period ended June 30, 2021
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(121,527)	(84,463)	(205,693)	(327,460)	(521,907)	(388,744)
Transfer to 12-month expected credit losses	(17,090)	16,288	802	(96,884)	67,540	29,344
Transfer to lifetime expected credit losses	10,008	(12,300)	2,292	15,840	(38,334)	22,494
Transfer to credit-impaired financial assets	2,240	14,716	(16,956)	1,733	24,473	(26,206)
Net reversal(provision) of allowance for credit losses	(3,047)	(26,459)	(52,462)	82,307	(49,412)	(86,337)
Recovery	—	—	(37,106)	—	—	(25,508)
Charge-off	—	—	81,855	—	—	133,534
Disposal	—	—	7,224	—	—	15,486
Interest income from impaired loans	—	—	7,126	—	—	6,634
Others	93	364	3,288	(7,112)	(2,499)	6,450

Ending balance	(129,323)	(91,854)	(209,630)	(331,576)	(520,139)	(312,853)

	For the six-month period ended June 30, 2021
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(62,712)	(90,481)	(105,537)	(511,699)	(696,851)	(699,974)
Transfer to 12-month expected credit losses	(22,258)	22,110	148	(136,232)	105,938	30,294
Transfer to lifetime expected credit losses	7,774	(8,529)	755	33,622	(59,163)	25,541
Transfer to credit-impaired financial assets	714	3,830	(4,544)	4,687	43,019	(47,706)
Net reversal(provision) of allowance for credit losses	8,752	(22,880)	(63,397)	88,012	(98,751)	(202,196)
Recovery	—	—	(33,196)	—	—	(95,810)
Charge-off	—	—	94,160	—	—	309,549
Disposal	—	—	—	—	—	22,710
Interest income from impaired loans	—	—	—	—	—	13,760
Others	(1)	—	—	(7,020)	(2,135)	9,738

Ending balance	(67,731)	(95,950)	(111,611)	(528,630)	(707,943)	(634,094)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(7)	Changes in the gross carrying amount of loans are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2022
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	135,139,685	13,500,783	499,969	170,795,255	8,458,279	541,732	—
Transfer to 12-month expected credit losses	3,957,415	(3,942,577)	(14,838)	1,621,200	(1,603,561)	(17,639)	—
Transfer to lifetime expected credit losses	(5,485,367)	5,503,346	(17,979)	(3,350,543)	3,358,862	(8,319)	—
Transfer to credit-impaired financial assets	(85,063)	(93,079)	178,142	(122,307)	(101,150)	223,457	—
Charge-off	—	—	(70,928)	—	—	(66,791)	—
Disposal	(275)	(235)	(10,406)	(48,472)	—	(97,191)	—
Net increase(decrease)	992,447	(759,783)	(35,739)	10,566,829	(430,835)	(128,305)	182,339

Ending balance	134,518,842	14,208,455	528,221	179,461,962	9,681,595	446,944	182,339

	For the six-month period ended June 30, 2022
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	8,239,303	1,395,139	116,075	314,174,243	23,354,201	1,157,776	—
Transfer to 12-month expected credit losses	433,931	(433,889)	(42)	6,012,546	(5,980,027)	(32,519)	—
Transfer to lifetime expected credit losses	(415,939)	416,246	(307)	(9,251,849)	9,278,454	(26,605)	—
Transfer to credit-impaired financial assets	(27,646)	(32,338)	59,984	(235,016)	(226,567)	461,583	—
Charge-off	—	—	(95,814)	—	—	(233,533)	—
Disposal	—	—	(17,082)	(48,747)	(235)	(124,679)	—
Net increase(decrease)	308,695	(9,668)	73,475	11,867,971	(1,200,286)	(90,569)	182,339

Ending balance	8,538,344	1,335,490	136,289	322,519,148	25,225,540	1,111,454	182,339

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

	For the six-month period ended June 30, 2021
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	125,990,038	12,016,711	537,106	149,574,932	7,328,741	717,909
Transfer to 12-month expected credit losses	3,730,443	(3,721,667)	(8,776)	1,534,004	(1,501,081)	(32,923)
Transfer to lifetime expected credit losses	(6,030,431)	6,053,085	(22,654)	(3,097,859)	3,143,555	(45,696)
Transfer to credit-impaired financial assets	(64,415)	(86,834)	151,249	(166,253)	(149,253)	315,506
Charge-off	—	—	(81,855)	—	—	(133,534)
Disposal	—	—	(26,261)	—	—	(66,527)
Net increase(decrease)	4,935,139	(931,914)	(25,244)	7,239,175	(673,197)	(122,212)

Ending balance	128,560,774	13,329,381	523,565	155,083,999	8,148,765	632,523

	For the six-month period ended June 30, 2021
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	7,278,975	1,078,220	180,074	282,843,945	20,423,672	1,435,089
Transfer to 12-month expected credit losses	307,122	(306,941)	(181)	5,571,569	(5,529,689)	(41,880)
Transfer to lifetime expected credit losses	(473,197)	474,086	(889)	(9,601,487)	9,670,726	(69,239)
Transfer to credit-impaired financial assets	(27,962)	(27,424)	55,386	(258,630)	(263,511)	522,141
Charge-off	—	—	(94,160)	—	—	(309,549)
Disposal	—	—	—	—	—	(92,788)
Net increase(decrease)	973,542	(88,350)	44,553	13,147,856	(1,693,461)	(102,903)

Ending balance	8,058,480	1,129,591	184,783	291,703,253	22,607,737	1,340,871

(8)	Details of other financial assets are as follows (Unit: Korean Won in millions):

	June 30, 2022	December 31, 2021
Cash Management Account asset (CMA asset)	87,000	140,000
Receivables	10,398,364	6,852,139
Accrued income	1,313,191	1,049,857
Telex and telephone subscription rights and refundable deposits	820,269	870,707
Domestic exchange settlement debit	406,020	82,555
Other assets	342,080	290,746
Allowance for credit losses	(132,881)	(66,781)

Total	13,234,043	9,219,223

(*)

The Group has recognized the employee embezzlement on April 2022 and Financial Supervisory Service conducted its inspection from April 28, 2022 to May 30, 2022. The Group filed a criminal complaint against employee and also took a provisional attachment of his properties. The investigation of the case is in progress by investigation agencies. The embezzlement related amount, 62,196 million Won formally included in other asset was removed and recognized loss as its uncertain recoverability.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(9)	Changes in the allowances for credit losses on other financial assets are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3,675)	(5,580)	(57,526)	(66,781)
Transfer to 12-month expected credit losses	(207)	194	13	—
Transfer to lifetime expected credit losses	216	(246)	30	—
Transfer to credit-impaired financial assets	340	394	(734)	—
Provision of allowance for credit losses	(181)	(3,298)	(63,900)	(67,379)
Charge-off	—	—	854	854
Disposal	—	—	347	347
Others	298	(3)	(217)	78

Ending balance	(3,209)	(8,539)	(121,133)	(132,881)

	For the six-month period ended June 30, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3,666)	(5,450)	(74,179)	(83,295)
Transfer to 12-month expected credit losses	(204)	196	8	—
Transfer to lifetime expected credit losses	156	(173)	17	—
Transfer to credit-impaired financial assets	178	414	(592)	—
Reversal(Provision) of allowance for credit losses	564	(930)	(4,179)	(4,545)
Charge-off	—	—	987	987
Disposal	—	—	557	557
Others	(1,873)	(4)	1,292	(585)

Ending balance	(4,845)	(5,947)	(76,089)	(86,881)

(10)	Changes in the gross carrying amount of other financial assets are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	9,004,539	106,597	174,868	9,286,004
Transfer to 12-month expected credit losses	8,376	(8,362)	(14)	—
Transfer to lifetime expected credit losses	(40,256)	40,286	(30)	—
Transfer to credit-impaired financial assets	(2,075)	(2,247)	4,322	—
Charge-off	—	—	(854)	(854)
Disposal	(5)	—	(462)	(467)
Net increase	4,061,356	(38,338)	59,223	4,082,241

Ending balance	13,031,935	97,936	237,053	13,366,924

	For the six-month period ended June 30, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	7,267,426	76,418	188,187	7,532,031
Transfer to 12-month expected credit losses	7,997	(7,984)	(13)	—
Transfer to lifetime expected credit losses	(13,729)	13,759	(30)	—
Transfer to credit-impaired financial assets	(800)	(1,038)	1,838	—
Charge-off	—	—	(987)	(987)
Disposal	—	—	(686)	(686)
Net increase	2,157,975	26,038	8,322	2,192,335

Ending balance	9,418,869	107,193	196,631	9,722,693

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

11.	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy for financial instruments is determined by the amount of observable market data. The specific financial instruments characteristics and market condition such as the existence of the transactions among market participants and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Group maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Group’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•

Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•

Level 2— fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•

Level 3— fair value measurements are those derived from valuation technique that include inputs for the assets or liabilities that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Group’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	June 30, 2022
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Deposits	47,731	—	—	47,731
Debt securities	1,657,004	1,464,514	1,176	3,122,694
Equity securities	31,859	—	332,658	364,517
Capital contributions	—	—	1,764,420	1,764,420
Beneficiary certificates	53,397	1,155,681	1,389,829	2,598,907
Loans	—	752,350	197,096	949,446
Derivative assets (Designated for trading)	65,825	11,099,709	80,886	11,246,420
Others	—	—	133,690	133,690

Sub-total	1,855,816	14,472,254	3,899,755	20,227,825

Financial assets at FVTOCI
Debt securities	10,858,471	24,533,413	—	35,391,884
Equity securities	351,751	—	556,435	908,186

Sub-total	11,210,222	24,533,413	556,435	36,300,070

Derivative assets (Designated for hedging)	—	72,211	—	72,211

Total	13,066,038	39,077,878	4,456,190	56,600,106

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	47,663	—	—	47,663
Derivative liabilities (Designated for trading)	19,938	12,064,909	2,465	12,087,312
Securities sold	129,788	—	—	129,788

Sub-total	197,389	12,064,909	2,465	12,264,763

Derivative liabilities (Designated for hedging)	—	116,065	—	116,065

Total	197,389	12,180,974	2,465	12,380,828

(*)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

	December 31, 2021
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Deposits	65,072	—	—	65,072
Debt securities	817,584	1,923,538	2,117	2,743,239
Equity securities	25,879	—	303,985	329,864
Capital contributions	—	—	1,287,723	1,287,723
Beneficiary certificates	74,271	2,326,202	1,104,074	3,504,547
Loans	—	453,832	213,635	667,467
Derivative assets (Designated for trading)	10,911	4,762,872	29,348	4,803,131
Others	—	—	96,191	96,191

Sub-total	993,717	9,466,444	3,037,073	13,497,234

Financial assets at FVTOCI
Debt securities	5,578,455	32,548,522	—	38,126,977
Equity securities	411,357	—	581,455	992,812

Sub-total	5,989,812	32,548,522	581,455	39,119,789

Derivative assets (Designated for hedging)	—	106,764	—	106,764

Total	6,983,529	42,121,730	3,618,528	52,723,787

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	65,016	—	—	65,016
Derivative liabilities (Designated for trading)	10,259	4,552,368	4,641	4,567,268
Securities sold	211,408	29,766	—	241,174

Sub-total	286,683	4,582,134	4,641	4,873,458

Derivative liabilities (Designated for hedging)	—	27,584	—	27,584

Total	286,683	4,609,718	4,641	4,901,042

(*)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

Financial assets and liabilities at FVTPL, financial liabilities at FVTPL designated as upon initial recognition, financial assets at FVTOCI, and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group determines the fair value using valuation methods. Valuation methods and input variables for each type of financial instruments are as follows:

1)	Valuation methods and input variables for each type of financial instrument classified into level 2 in June 30, 2022 and December 31, 2021 are as follows:

	Valuation methods	Input variables
Debt securities	Fair value is measured by discounting the future cash flows of debt securities applying the risk-free market rate with credit spread.	Risk-free market rate and credit spread
Beneficiary certificates	The beneficiary certificates classified as Level 2 are measured at net asset value method.	Values of underlying assets such as bond
Derivatives	Fair value is measured by models such as option model (Closed form), DCF model, FDM and Monte Carlo Simulation.	Discount rate, values of underlying assets such as foreign exchange rate and stock prices, volatility, risk-free market rate, forward rate, etc.
Loans	The future cash flows of debt instruments are measured at a discount by applying the market interest rate applied to entities with similar creditworthiness to the debtor.	Risk-free market rate and credit spread

2)	Valuation methods and input variables for each type of financial instrument classified into level 3 in June 30, 2022 and December 31, 2021 are as follows:

	Valuation methods	Input variables
Loans and bond with option

Fair value is calculated by using the Binomial Tree, which is a valuation technique commonly used in the market taking into account the price and variability of the underlying asset, and LSMC. The future cash flows of debt instruments are measured at a discount by applying the market interest rate applied to entities with similar creditworthiness to the debtor.

Values of underlying assets, volatility, credit spread, discount rate and terminal growth rate
Debt securities

The future cash flows of debt instruments are measured at a discount by applying the market interest rate applied to entities with similar creditworthiness to debt securities issuers. Fair value is measured by models such as LSMC(Least-Squares Monte Carlo), Hull-white.

Risk-free market rate, credit spread, discount rate originated credit grade, volatility of stock price, volatility of interest rate
Equity securities, capital contributions and Beneficiary certificates

Among DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, Precedent transaction analysis, Net Asset Value Method, LSMC, Hull-white and Binomial Tree, Imputed Market Value Model more than one method is used given the characteristic of the subject of fair value measurement.

Risk-free market rate, market risk premium, corporate Beta, discount rate originated credit grade, stock prices, volatility of underlying asset, volatility of interest rate, Capital increase amount, Fluctuation rate of real estate sale price, etc.

Derivatives	Fair value is measured by models such as option model (Closed form), DCF model, FDM and Monte Carlo Simulation.	Discount rate, values of underlying assets such as foreign exchange rate and stock prices, volatility, etc.
Others	Fair value is measured by DCF model, Binomial Tree, LSMC, etc.	Stock prices, volatility of underlying assets, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

	Fair value measurement technique	Type	Input variable	Range(%)	Impact of changes in significant unobservable inputs on fair value measurement
Loans	Binomial Tree		Stock prices, Volatility of underlying asset	22.31%	Variation of fair value increases as volatility of underlying asset increases.
	LSMC		Stock prices, Volatility of underlying asset	—	Variation of fair value increases as volatility of underlying asset increases.
Derivative assets	Option valuation model and others	Interest rate related	Correlation coefficient	0.90~0.98	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	21.00%~35.10%	Variation of fair value increases as volatility of underlying assets increases.
		Equity related	Correlation coefficient	0.15~0.72	Variation of fair value increases as correlation coefficient increases.
	DCF model	Interest rate related	Credit risk adjustment ratio	100.00%	Fair value decreases as credit risk adjustment ratio increases.
Derivative liabilities	Option valuation model and others	Interest rate related	Correlation coefficient	0.90~0.98	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	21.00%~35.10%	Variation of fair value increases as volatility of underlying assets increases.
		Equity related	Correlation coefficient	0.15~0.72	Variation of fair value increases as correlation coefficient increases.
Equity securities, capital contributions, and beneficiary certificates	Binomial Tree		Stock prices, Volatility of underlying asset	23.14%	Variation of fair value increases as volatility of underlying asset increases.
	DCF model and others		Discount rate	2.10%~17.65%	Fair value increases as discount rate decreases.
			Terminal growth rate	0.00%, 1.00%	Fair value increases as terminal growth rate increases.
			Liquidation value	0.00%	Fair value increases as liquidation value increases.
Others	Binomial Tree		Stock prices, Volatility of underlying asset	17.82%~34.63%	Variation of fair value increases as volatility of underlying asset increases.
	DCF model		Discount rate	0.00%	Fair value increases as discount rate decreases.
			Terminal growth rate	1.00%	Fair value increases as terminal growth rate increases.

Fair value of financial assets and liabilities classified into Level 3 is measured by the Group using its own valuation methods or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Group, and the appropriateness of inputs is reviewed regularly.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(3)	Changes in financial assets and liabilities measured at fair value classified into Level 3 are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2022
	Beginning balance	Net Income(loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals / settlements	Transfer to or out of Level 3 (*2)	Ending balance
Financial assets:
Financial assets at FVTPL
Debt securities	2,117	59	—	—	(1,000)	—	1,176
Equity securities	303,985	(4,449)	—	47,955	(14,833)	—	332,658
Capital contributions	1,287,723	157,518	—	419,686	(100,507)	—	1,764,420
Beneficiary certificates	1,104,074	39,954	—	306,097	(60,296)	—	1,389,829
Loans	213,635	5,358	—	367,966	(389,863)	—	197,096
Derivative assets	29,348	49,793	—	2,651	(906)	—	80,886
Others	96,191	12,604	—	27,870	(2,975)	—	133,690

Sub-total	3,037,073	260,837	—	1,172,225	(570,380)	—	3,899,755

Financial assets at FVTOCI
Equity securities	581,455	—	982	303	(26,305)	—	556,435

Total	3,618,528	260,837	982	1,172,528	(596,685)	—	4,456,190

Financial liabilities:
Derivative liabilities	4,641	2,026	—	(1,012)	(3,190)	—	2,465

Total	4,641	2,026	—	(1,012)	(3,190)	—	2,465

(*1)

For financial liabilities, positive numbers represent losses that increase balance and negative numbers represent gains that decrease balance. The statements of comprehensive income includes gain of 228,110 million Won included in net gain(loss) on financial assets at FVTPL and net gain(loss) on financial assets at FVTOCI pertaining to the assets and liabilities held by the Group at the end of the period.

(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

	For the six-month period ended June 30, 2021
	Beginning balance	Net Income(loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals / settlements	Transfer to or out of Level 3 (*2)	Ending balance
Financial assets:
Financial assets at FVTPL
Debt securities	4,618	(765)	—	—	—	—	3,853
Equity securities	450,371	(12,065)	—	13,083	(25,416)	—	425,973
Capital contributions	865,685	35,844	—	209,861	(123,577)	—	987,813
Beneficiary certificates	1,917,811	23,203	—	166,461	(72,654)	—	2,034,821
Loans	209,062	9,231	—	444,975	(371,797)	—	291,471
Derivative assets	7,872	(243)	—	512	(1,770)	(5,838)	533
Others	84,979	6,944	—	6,998	(5,156)	—	93,765

Sub-total	3,540,398	62,149	—	841,890	(600,370)	(5,838)	3,838,229

Financial assets at FVTOCI
Equity securities	570,715	—	(1,555)	242	(119)	—	569,283

Total	4,111,113	62,149	(1,555)	842,132	(600,489)	(5,838)	4,407,512

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	20,136	25,916	—	(4,642)	(12,509)	(6,254)	22,647
Financial liabilities at FVTPL designated as upon initial recognition
Equity-linked securities	19,630	(102)	—	—	(19,528)	—	—

Total	39,766	25,814	—	(4,642)	(32,037)	(6,254)	22,647

(*1)

The losses that increase financial liabilities are presented as positive amounts, and the gains that decrease financial liabilities are presented as negative amounts. The gain amounting to 27,221 million Won for the six-month period ended June 30, 2021, which is from financial assets and liabilities that the Group holds as at the end of the period, has been recognized in net gain(loss) on financial assets at FVTPL and net gain(loss) on financial assets at FVTOCI in the consolidated statement of comprehensive income.

(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(4)	Sensitivity analysis results on reasonable fluctuation of the significant unobservable input variables for the fair value of Level 3 financial instruments are as follows.

The sensitivity analysis of the financial instruments has been performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions would have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) interest rate related derivatives, currency related derivatives, equity related derivatives, equity-linked securities, beneficiary certificates and loans of which fair value changes are recognized as net income; (2) equity securities of which fair value changes are recognized as other comprehensive income.

Meanwhile, among the financial instruments that are classified as Level 3 amounting to 4,458,654 million Won and 3,623,168 million Won as of June 30, 2022 and December 31, 2021 respectively, equity instruments of 2,902,737 million Won and 3,030,775 million Won whose carrying amount are considered to represent the reasonable approximation of fair value are excluded from the sensitivity analysis.

The sensitivity on fluctuation of input variables by financial instruments as of June 30, 2022 and December 31, 2021 is as follows (Unit: Korean Won in millions):

	June 30, 2022
	Net income(loss)		Other comprehensive income(loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	3,565	(3,242)	—	—
Loans (*2)	263	(260)	—	—
Debt securities	17	(16)	—	—
Equity securities (*2) (*3) (*4)	10,150	(8,013)	—	—
Beneficiary certificates (*4)	579	(579)	—	—
Financial assets at FVTOCI
Equity securities (*3) (*4)	—	—	30,887	(22,850)

Total	14,574	(12,110)	30,887	(22,850)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	132	(166)	—	—

Total	132	(166)	—	—

(*1)

Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical volatility of the stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing the volatility of interest rate, which are major unobservable variables, by 10%.

(*2)	Fair value changes of equity securities are calculated by increasing or decreasing stock prices (-10%~10%) and volatility (-10~10%). The stock prices and volatility are major unobservable variables.
(*3)

Fair value changes of equity securities are calculated by increasing or decreasing terminal growth rate (-0.5%~0.5%) and discount rate (-1~1%) or liquidation value (-1~1%). The growth rate, discount rate, and liquidation value are major unobservable variables.

(*4)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation rate of real estate which is underlying assets and discount rate by 1%.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

	December 31, 2021
	Net income(loss)		Other comprehensive income(loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	1,668	(1,191)	—	—
Loans (*2)	682	(671)	—	—
Debt securities	13	(12)	—	—
Equity securities (*2) (*3) (*4)	6,348	(5,331)	—	—
Beneficiary certificates (*4)	1,305	(1,171)	—	—
Others (*2)	921	(876)	—	—
Financial assets at FVTOCI
Equity securities (*3) (*4)	—	—	30,391	(23,865)

Total	10,937	(9,252)	30,391	(23,865)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	205	(264)	—	—

Total	205	(264)	—	—

(*1)

Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical volatility of the stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing the volatility of interest rate, which are major unobservable variables, by 10%.

(*2)	Fair value changes of equity securities are calculated by increasing or decreasing stock prices (-10%~10%) and volatility (-10~10%). The stock prices and volatility are major unobservable variables.
(*3)

Fair value changes of equity securities are calculated by increasing or decreasing terminal growth rate (-0.5%~0.5%) and discount rate (-1~1%) or liquidation value (-1~1%). The growth rate, discount rate, and liquidation value are major unobservable variables.

(*4)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation rate of real estate which is underlying assets and discount rate by 1%.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	June 30, 2022
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	2,732,274	16,598,751	—	19,331,025	20,143,175
Loans and other financial assets at amortized cost	—	10,054,070	371,964,854	382,018,924	389,405,558
Financial liabilities:
Deposits due to customers	—	334,509,547	—	334,509,547	335,223,351
Borrowings	—	29,136,174	1,894,242	31,030,416	31,383,588
Debentures	—	45,640,039	—	45,640,039	46,817,330
Other financial liabilities	—	26,658,912	412,048	27,070,960	27,461,278

	December 31, 2021
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	2,122,401	14,921,119	—	17,043,520	17,086,274
Loans and other financial assets at amortized cost	—	3	359,918,500	359,918,503	361,932,872
Financial liabilities:
Deposits due to customers	—	318,070,829	—	318,070,829	317,899,871
Borrowings	—	23,393,520	1,270,305	24,663,825	24,755,459
Debentures	—	44,500,963	—	44,500,963	44,653,864
Other financial liabilities	—	23,154,733	379,534	23,534,267	23,827,821

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Group determines the fair value by using valuation methods. Valuation methods and input variables for financial assets and liabilities that are measured at amortized cost are given as follows:

	Valuation methods	Input variables
Securities at amortized cost	The fair value is measured by discounting the projected cash flows of debt securities by applying risk-free market rate with credit spread.	Risk-free market rate and credit spread

Loans and other financial assets at amortized cost

The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.

Risk-free market rate, credit spread and prepayment rate

Deposits due to customers, borrowings, debentures and other financial liabilities	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate, credit spread and forward rate

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(6)	Financial instruments by category

Carrying amounts of financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

	June 30, 2022
Financial assets	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (Designated for hedging)	Total
Deposits	47,731	—	29,320,045	—	29,367,776
Securities	7,982,695	36,300,070	20,143,175	—	64,425,940
Loans	949,446	—	346,851,470	—	347,800,916
Derivative assets	11,246,420	—	—	72,211	11,318,631
Other financial assets	1,533	—	13,234,043	—	13,235,576

Total	20,227,825	36,300,070	409,548,733	72,211	466,148,839

	June 30, 2022
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (Designated for hedging)	Total
Deposits due to customers	47,663	335,223,351	—	335,271,014
Borrowings	129,788	31,383,588	—	31,513,376
Debentures	—	46,817,330	—	46,817,330
Derivative liabilities	12,087,312	—	116,065	12,203,377
Other financial liabilities	—	27,461,278	—	27,461,278

Total	12,264,763	440,885,547	116,065	453,266,375

	December 31, 2021
Financial assets	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (Designated for hedging)	Total
Deposits	65,072	—	15,914,139	—	15,979,211
Securities	7,960,046	39,119,789	17,086,274	—	64,166,109
Loans	667,467	—	336,799,510	—	337,466,977
Derivative assets	4,803,131	—	—	106,764	4,909,895
Other financial assets	1,518	—	9,219,223	—	9,220,741

Total	13,497,234	39,119,789	379,019,146	106,764	431,742,933

	December 31, 2021
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (Designated for hedging)	Total
Deposits due to customers	65,016	317,899,871	—	317,964,887
Borrowings	241,174	24,755,459	—	24,996,633
Debentures	—	44,653,864	—	44,653,864
Derivative liabilities	4,567,268	—	27,584	4,594,852
Other financial liabilities	—	23,827,821	—	23,827,821

Total	4,873,458	411,137,015	27,584	416,038,057

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(7)	Income or expense from financial instruments by category

Income or expense from financial assets and liabilities by each category during the six-month periods ended June 30, 2022 and 2021 are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2022
	Interest income(expense)	Fees and commissions income	Reversal (provision) of credit loss	Gain(loss) on valuation and transactions	Dividends, etc.	Total
Financial assets at FVTPL	37,735	6	—	341,427	60,355	439,523
Financial assets at FVTOCI	291,582	1,044	220	(1,650)	18,567	309,763
Securities at amortized cost	188,108	—	(835)	—	—	187,273
Loans and other financial assets at amortized cost	5,695,990	285,632	(483,511)	66,958	—	5,565,069
Financial liabilities at amortized cost	(2,106,454)	1,109	—	—	—	(2,105,345)
Net derivatives (designated for hedging)	—	—	—	84,780	—	84,780

Total	4,106,961	287,791	(484,126)	491,515	78,922	4,481,063

	For the six-month period ended June 30, 2021
	Interest income(expense)	Fees and commissions income(expense)	Reversal (provision) of credit loss	Gain(loss) on valuation and transactions	Dividends, etc.	Total
Financial assets at FVTPL	22,420	(42)	—	136,407	114,442	273,227
Financial assets at FVTOCI	175,607	840	(2,097)	45,059	16,296	235,705
Securities at amortized cost	161,372	—	293	—	—	161,665
Loans and other financial assets at amortized cost	4,351,072	244,135	(220,715)	38,680	—	4,413,172
Financial liabilities at amortized cost	(1,384,080)	1,114	—	—	—	(1,382,966)
Net derivatives (designated for hedging)	—	—	—	34,380	—	34,380

Total	3,326,391	246,047	(222,519)	254,526	130,738	3,735,183

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

12.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(1)	Investments in associates accounted for using the equity method of accounting are as follows:

		Percentage of ownership (%)
Joint ventures and associates	Main business	June 30, 2022	December 31, 2021	Location	Financial statements as of
Woori Bank
W Service Networks Co., Ltd. (*1)	Freight & staffing services	4.9	4.9	Korea	2022.5.31(*5)
Korea Credit Bureau Co., Ltd. (*2)	Credit information	9.9	9.9	Korea	2022.6.30
Korea Finance Security Co., Ltd. (*1)	Security service	15.0	15.0	Korea	2022.5.31(*5)
Wongwang Co., Ltd. (*3)	Wholesale and real estate	29.0	29.0	Korea	—
Sejin Construction Co., Ltd. (*3)	Construction	29.6	29.6	Korea	—
ARES-TECH Co., Ltd. (*3)	Electronic component manufacturing	23.4	23.4	Korea	—
Reading Doctors Co., Ltd. (*3)(*11)	Other services	—	35.4	Korea	—
Cultizm Korea LTD Co., Ltd. (*3)(*11)	Wholesale and retail sales	—	31.3	Korea	—
NK Eng Co., Ltd. (*3)	Manufacturing	23.1	23.1	Korea	—
Beomgyo.,Ltd. (*3)	Telecommunication equipment retail sales	23.1	23.1	Korea	—
Woori Growth Partnerships New Technology Private Equity Fund	Other financial services	23.1	23.1	Korea	2022.6.30
2016KIF-IMM Woori Bank Technology Venture Fund	Other financial services	20.0	20.0	Korea	2022.6.30
K BANK Co., Ltd. (*2)	Finance	12.6	12.6	Korea	2022.5.31(*5)
Woori Bank-Company K Korea Movie Asset Fund(*9)	Other financial services	25.0	25.0	Korea	2021.12.16(*5)
Partner One Value Up I Private Equity Fund	Other financial services	23.3	23.3	Korea	2022.6.30
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	Other financial services	20.0	20.0	Korea	2022.6.30
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	Other financial services	25.0	25.0	Korea	2022.6.30
LOTTE CARD Co., Ltd.	Credit card and installment financing	20.0	20.0	Korea	2022.3.31(*5)
Together-Korea Government Private Pool Private Securities Investment Trust No.3	Other financial services	100.0	100.0	Korea	2022.6.30
Genesis Environmental Energy Company 1st Private Equity Fund(*8)	Trust and collective investment	—	24.8	Korea	—
Union Technology Finance Investment Association	Trust and collective investment	29.7	29.7	Korea	2022.6.30
Dicustody Co., Ltd.(*2)	Other information technology and computer operation related services	1.0	1.0	Korea	2022.6.30
Orient Shipyard Co., Ltd.(*3)	Manufacture of sections for ships	22.7	—	Korea	—

Woori Bank (*6)
Japanese Hotel Real Estate Private Equity Fund 2	Other financial services	19.9	19.9	Korea	2022.6.30
Woori Seoul Beltway Private Special Asset Fund No.1	Trust and collective investment	25.0	25.0	Korea	2022.6.30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

		Percentage of ownership (%)
Joint ventures and associates	Main business	June 30, 2022	December 31, 2021	Location	Financial statements as of
Woori Multi-Return Securities Investment Trust 3 (Balanced Bond)	Collective investment business	20.0	20.0	Korea	2022.6.30
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	Collective investment business	26.6	14.5	Korea	2022.6.30
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	Collective investment business	16.6	—	Korea	2022.6.30
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1(*10)	Collective investment business	22.2	—	Korea	2022.6.30

Woori Financial Capital Co., Ltd.
WOORI TAERIM 1st Fund	Other financial services	25.6	25.6	Korea	2022.6.30
Portone-Cape Fund No.1	Other financial services	20.0	20.0	Korea	2022.6.30
KIWOOM WOORI Financial 1st Fund (*7)	Other financial services	9.1	9.1	Korea	2022.6.30
DeepDive WOORI 2021-1 Financial Investment Fund (*7)	Other financial services	11.9	11.9	Korea	2022.6.30
Darwin Green Packaging Private Equity Fund	Other financial services	20.4	20.4	Korea	2022.6.30
DS Power Semicon Private Equity Fund	Other financial services	21.0	—	Korea	2022.6.30
Koreawide partners 2nd Private Equity Fund	Other financial services	26.7	—	Korea	2022.6.30

Woori Investment Bank Co., Ltd. (*6)
Woori FirstValue Private Real Estate Fund No.2	Real estate business	12.0	12.0	Korea	2022.6.30
Woori G Real Infrastructure Blind General Type Private Placement Investment Trust	Investment trust and discretionary investment business	0.2	0.3	Korea	2022.6.30

Woori Asset Management Co., Ltd.
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)(*12)	Collective investment business	22.2	—	Korea	2022.6.30
Woori Together TDF 2025(*12)	Collective investment business	24.8	—	Korea	2022.6.30
Woori Together TDF 2030(*12)	Collective investment business	24.2	—	Korea	2022.6.30

Woori Private Equity Asset Management Co., Ltd.
Woori Hanhwa Eureka Private Equity Fund (*2)	Other financial services	0.8	0.8	Korea	2022.6.30
Aarden Woori Apparel 1st Private Equity Fund (*2)	Other financial services	0.5	0.5	Korea	2022.6.30
Woori Dyno 1st Private Equity Fund (*2)	Other financial services	19.6	—	Korea	2022.6.30

Japanese Hotel Real Estate Private Equity Fund 1
Godo Kaisha Oceanos 1	Other financial services	47.8	47.8	Japan	2022.04.30(*5)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

		Percentage of ownership (%)
Joint ventures and associates	Main business	June 30, 2022	December 31, 2021	Location	Financial statements as of
Woori G Japan Private Placement Real Estate Master Investment Trust No.2
Woori Zip 1	Other financial services	61	63.9	Japan	2022.3.31(*5)
Woori Zip 2	Other financial services	60.5	63.8	Japan	2022.3.31(*5)

Woori bank and Woori card Co., Ltd. (*6)
Dongwoo C & C Co., Ltd. (*3)	Construction	24.5	24.5	Korea	—
SJCO Co., Ltd. (*3)	Aggregate transportation and wholesale	29.7	29.7	Korea	—
G2 Collection Co., Ltd. (*3)	Wholesale and retail sales	29.2	29.2	Korea	—
The Base Enterprise Co., Ltd. (*3)(*11)	Manufacturing	—	48.4	Korea	—
Kyesan Engineering Co., Ltd. (*3)	Construction	23.3	23.3	Korea	—
Good Software Lap Co., Ltd. (*3)	Service	29.4	29.4	Korea	—
QTS Shipping Co., Ltd. (*3)(*11)	Complex transportation brokerage	—	49.8	Korea	—
DAEA SNC Co., Ltd. (*3)	Wholesale and retail sales	25.5	25.5	Korea	—
Force TEC Co., Ltd.	Manufacturing	24.5	24.5	Korea	2022.3.31(*5)
PREXCO Co., Ltd. (*3)	Manufacturing	28.1	28.1	Korea	—
JiWon Plating Co., Ltd. (*3)	Plating	20.8	20.8	Korea	—
Youngdong Sea Food Co., Ltd. (*3)	Processed sea food manufacturing	24.5	24.5	Korea	—
KUM HWA Co., Ltd.	Telecommunication equipment retail sales	20.1	20.1	Korea	2022.3.31(*5)
Jinmyung Plus Co., Ltd	Manufacturing	21.3	21.3	Korea	2022.3.31(*5)

Woori bank and Woori Financial Capital Co., Ltd. (*6)
JC Assurance No.2 Private Equity Fund	Collective investment business	24.4	24.4	Korea	2022.6.30
Dream Company Growth no.1 PEF	Collective investment business	27.8	27.8	Korea	2022.6.30
HMS-Oriens 1st Fund	Trust and collective investment	22.8	22.8	Korea	2022.6.30
Woori G Senior Loan Private Placement Investment Trust No.1	Investment trust and discretionary investment business	21.7	21.7	Korea	2022.6.30
Genesis Eco No.1 Private Equity Fund	Other financial services	29.0	29.0	Korea	2022.6.30
Paratus Woori Materials, Parts, Equipments Private Equity Fund	Other financial services	29.9	29.9	Korea	2022.6.30
Midas No. 8 Private Equity Joint Venture Company	Other financial services	28.5	28.5	Korea	2022.6.30
Orchestra Private Equity Fund IV	Other financial services	28.2	—	Korea	2022.6.30
Synaptic Green No.1 PEF	Other financial services	21.1	—	Korea	2022.6.30
IGEN2022No. 1 Private Equity Fund	Other financial services	24.8	—	Korea	2022.6.30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

		Percentage of ownership (%)
Joint ventures and associates	Main business	June 30, 2022	December 31, 2021	Location	Financial statements as of
Woori Bank and Woori Investment Bank Co., Ltd. (*6)
PCC-Woori LP Secondary Fund	Other financial services	38.8	38.8	Korea	2022.6.30

Woori bank and Woori Asset Management Co., Ltd. (*6)
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1(*10)	Collective investment business	—	27.5	Korea	—

Woori Bank and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori-Q Corporate Restructuring Private Equity Fund	Trust and collective investment	35.5	38.1	Korea	2022.6.30

Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Bank Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori-Shinyoung Growth-Cap Private Equity Fund I	Other financial services	35.0	35.0	Korea	2022.6.30

(*1)	Most of the significant business transactions of associates are with the Group as of June 30, 2022 and December 31, 2021.
(*2)	The Group can participate in decision-making body and exercise significant influence over financial policies and operational policies decision making of the associates.
(*3)	There is no investment balance as of June 30, 2022 and December 31, 2021.
(*4)

Woori G Oncorp Corporate support of Major Industry General Type Private Placement Investment Trust (Type 2) and other 14 joint ventures and associates can exercise significant influence but was classified as an item measured at fair value through profit or loss.

(*5)

The equity method was applied using the most recent financial statements available from the settlement date because no financial statements were available at the end of December and the significant transactions or events that occurred between the end of the reporting period of the associate and the end of the reporting period of the subsidiary were duly reflected.

(*6)	Two or more subsidiaries may invest or operate to exert significant influence on the decision-making process for activities related to the investee.
(*7)	The Group can participate as a co-operator to exert significant influence.
(*8)	It was excluded due to liquidation.
(*9)	It was dissoluted and will be liquidated.
(*10)	Woori Asset Management Corp. has redeemed the fund but it is still participating as a General Partner.
(*11)	It was excluded as Woori Bank sold its shares during the period.
(*12)	It was reclassified to associate from subsidiary resulted from the loss of control along with the changes in percentage of ownership.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(2)	Changes in the carrying value of investments in associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2022
	Acquisition cost	January 1, 2021	Share of profits(losses) and others	Acquisition	Disposal/ Reclassification	Dividends	Change in capital	June 30, 2022
W Service Networks Co., Ltd.	108	183	13	—	—	(4)	—	192
Korea Credit Bureau Co., Ltd.	3,313	9,423	(4,104)	—	—	—	—	5,319
Korea Finance Security Co., Ltd.	3,267	3,101	(251)	—	—	—	—	2,850
Woori Growth Partnerships New Technology Private Equity Fund	13,731	12,448	579	—	(1,260)	—	—	11,767
2016KIF-IMM Woori Bank Technology Venture Fund	8,056	12,629	(1,277)	—	(340)	(616)	—	10,396
K BANK Co., Ltd.	236,232	239,493	5,575	—	—	—	(2,890)	242,178
Woori Bank-Company K Korea Movie Asset Fund	—	345	—	—	—	—	—	345
Partner One Value Up I Private Equity Fund	5,039	6,575	(3,032)	—	—	—	—	3,543
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	9,736	11,153	1,249	—	—	—	—	12,402
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,305	4,255	—	50	—	—	—	4,305
LOTTE CARD Co.,Ltd.	346,810	458,295	23,843	—	—	(12,960)	5,572	474,750
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,000	10,070	59	—	—	—	—	10,129
Genesis Environmental Energy Company 1st Private Equity Fund	—	4,126	(41)	—	(3,738)	(347)	—	—
Union Technology Finance Investment Association	15,000	12,388	(175)	2,250	—	—	—	14,463
Dicustody Co., Ltd.	1	1	—	—	—	—	—	1
Japanese Hotel Real Estate Private Equity Fund 2	3,174	3,196	57	—	—	(164)	(254)	2,835
Woori Seoul Beltway Private Special Asset Fund	8,503	7,551	98	1,001	—	(94)	—	8,556
Woori Multi Return Private Securities Investment Trust 3(Balanced Bond)	10,000	10,023	(1)	—	—	(73)	—	9,949
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	200,000	151,822	596	50,000	—	(1,972)	—	200,446
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	10,000	—	35	10,000	—	(48)	—	9,987
WOORI TAERIM 1st Fund	1,100	991	(3)	—	—	—	—	988
Portone-Cape Fund No.1	340	489	(20)	—	—	—	—	469
KIWOOM WOORI Financial 1st Investment Fund	1,000	973	(9)	—	—	—	—	964
DeepDive WOORI 2021-1 Financial Investment Fund	1,000	993	(10)	—	—	—	—	983
Darwin Green Packaging Private Equity Fund	4,000	3,957	419	—	—	(400)	—	3,976
DS Power Semicon Private Equity Fund	3,000	—	157	3,000	—	(192)	—	2,965
Koreawide partners 2nd Private Equity Fund	20,000	—	(137)	20,000	—	—	—	19,863

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

	For the six-month period ended June 30, 2022
	Acquisition cost	January 1, 2021	Share of profits(losses) and others	Acquisition	Disposal/ Reclassification	Dividends	Change in capital	June 30, 2022
Woori FirstValue Private Real Estate Fund No.2	9,000	763	—	—	(199)	—	—	564
Woori High plus G.B. Securities Feeder Fund1(G.B.)	100	100	2	—	—	—	—	102
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	1,200	—	(136)	—	1,239	—	—	1,103
Woori Together TDF 2025	2,000	—	(185)	—	2,193	—	—	2,008
Woori Together TDF 2030	2,000	—	(206)	—	2,247	—	—	2,041
Woori Hanhwa Eureka Private Equity Fund	86	327	(45)	—	(77)	(24)	—	181
Aarden Woori Apparel 1st Private Equity Fund	100	99	(1)	—	—	—	—	98
Woori Dyno 1st Private Equity Fund	2,000	—	(17)	2,000	—	—	—	1,983
Godo Kaisha Oceanos 1	10,800	9,905	8	—	—	(497)	(113)	9,303
Woori Zip 1	10,143	10,496	13	—	—	—	(852)	9,657
Woori Zip 2	14,254	14,732	(74)	—	—	—	(1,196)	13,462
Force TEC Co., Ltd. (*)	—	—	(16)	—	—	—	16	—
KUM HWA Co., Ltd. (*)	—	—	—	—	—	—	—	—
Jinmyung Plus Co., Ltd	—	—	16	—	—	—	—	16
JC Assurance No.2 Private Equity Fund	29,349	17,728	(17,728)	—	—	—	—	—
Dream Company Growth no.1 PEF	7,706	7,914	(27)	—	—	—	—	7,887
HMS-Oriens 1st Fund	12,000	12,007	749	—	—	—	—	12,756
Woori G Senior Loan No.1	81,274	88,029	1,900	14,073	(19,888)	(1,829)	—	82,285
Genesis Eco No.1 Private Equity Fund	11,805	11,120	(6)	—	—	—	—	11,114
Paratus Woori Materials, Parts, Equipments Private Equity Fund	17,700	17,493	(118)	—	—	—	—	17,375
Midas No. 8 Private Equity Joint Venture Company	19,000	18,968	(129)	—	—	—	—	18,839
Orchestra Private Equity Fund IV	10,000	—	(232)	10,000	—	—	—	9,768
Synaptic Green No.1 PEF	8,000	—	(134)	8,000	—	—	—	7,866
IGEN2022No. 1 Private Equity Fund	8,000	—	(76)	8,000	—	—	—	7,924
PCC-Woori LP Secondary Fund	10,100	12,350	445	—	—	—	—	12,795
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	20,000	73,787	(3,569)	—	(50,937)	(190)	—	19,091
Woori-Q Corporate Restructuring Private Equity Fund	26,790	46,155	1,270	262	(19,057)	—	—	28,630
Woori-Shinyoung Growth-Cap Private Equity Fund I	17,018	28,714	1,653	—	—	—	—	30,367

	1,248,140	1,335,167	6,977	128,636	(89,817)	(19,410)	283	1,361,836

(*)

As a result of discontinuation of the equity method, related companies’ losses amount not recognized is 81 million Won for Force TEC Co., Ltd. and 1 million Won for KUM HWA Co., Ltd. and cumulated amount is 878 million Won for Force TEC Co., Ltd. and 3 million Won for KUM HWA Co., Ltd..

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

	For the six-month period ended June 30, 2021
	Acquisition cost	January 1, 2021	Share of profits(losses)	Acquisition	Disposal/ Reclassification	Dividends	Change in capital	June 30, 2021
W Service Networks Co., Ltd.	108	191	(21)	—	—	(4)	—	166
Korea Credit Bureau Co., Ltd.	3,313	8,125	458	—	—	(90)	—	8,493
Korea Finance Security Co., Ltd.	3,267	3,066	(56)	—	—	—	—	3,010
Woori Growth Partnerships New Technology Private Equity Fund	16,371	15,032	(614)	—	(567)	—	(7)	13,844
2016KIF-IMM Woori Bank Technology Venture Fund	11,060	13,238	(182)	—	(833)	—	—	12,223
K BANK Co., Ltd.	236,232	174,097	(8,332)	—	—	—	(1,772)	163,993
Smart Private Equity Fund No.2	—	1,481	(796)	—	(685)	—	—	—
Woori Bank-Company K Korea Movie Asset Fund	600	2,788	86	—	(1,500)	—	—	1,374
Partner One Value Up I Private Equity Fund	10,000	9,816	(76)	—	—	—	(16)	9,724
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	14,236	9,756	—	5,040	(560)	—	—	14,236
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,192	4,129	—	63	—	—	—	4,192
LOTTE CARD Co.,Ltd	346,810	422,832	12,826	—	—	(10,374)	3,248	428,532
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,000	10,023	18	—	—	—	—	10,041
Genesis Environmental Energy Company 1st Private Equity Fund	3,738	3,979	28	—	—	—	—	4,007
Union Technology Finance Investment Association	10,500	4,485	(175)	6,000	—	—	—	10,310
Japanese Hotel Real Estate Private Equity Fund 2	3,291	3,234	76	—	—	(104)	(98)	3,108
Woori G Clean Energy No.1	2,477	1,024	138	1,462	—	—	—	2,624
Woori Goseong Power EBL Private Special Asset Fund	14,915	15,118	245	—	—	(246)	—	15,117
Woori Seoul Beltway Private Special Asset Fund	6,273	5,613	54	831	—	(48)	—	6,450
Woori Corporate Private Securities Fund 1(Bond)	10,000	—	(27)	10,000	—	—	—	9,973
Woori G Star Private Placement Investment Trust No.33 [FI]	20,000	—	63	20,000	—	—	—	20,063
Woori Multi Return Private Securities Investment Trust 3(Balanced Bond)	10,000	—	(28)	10,000	—	—	—	9,972
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	50,000	—	444	50,000	—	—	—	50,444
AJU TAERIM 1st Fund	1,100	283	(11)	—	—	—	—	272
Portone-Cape Fund No.1	340	960	189	—	(660)	—	—	489
KIWOOM PE AJU Investment Fund	1,000	994	(10)	—	—	—	—	984
Woori FirstValue Private Real Estate Fund No.2	9,000	2,130	(637)	—	—	—	—	1,493
Woori High plus G.B. Securities Feeder Fund1(G.B.)	6,000	6,076	(29)	—	—	—	—	6,047
Woori Star50 Master Fund ClassC-F	—	184	35	—	(219)	—	—	—

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

	For the six-month period ended June 30, 2021
	Acquisition cost	January 1, 2021	Share of profits(losses)	Acquisition	Disposal/ Reclassification	Dividends	Change in capital	June 30, 2021
Uri Hanhwa Eureka Private Equity Fund	350	403	(2)	—	—	—	—	401
Aarden Woori Apparel 1st Private Equity Fund	100	—	—	100	—	—	—	100
Godo Kaisha Oceanos 1	10,800	10,193	(2)	—	—	(370)	(32)	9,789
Force TEC Co., Ltd.	—	393	(393)	—	—	—	—	—
KUM HWA Co., Ltd.	—	—	1	—	—	—	—	1
JC Assurance No.2 Private Equity Fund	29,349	29,050	(370)	299	—	—	—	28,979
Dream Company Growth no.1 PEF	8,000	7,705	234	—	—	—	—	7,939
HMS-Oriens 1st Fund	12,000	12,000	250	—	—	—	—	12,250
Woori G Senior Loan No.1	64,950	52,045	1,289	12,991	—	(562)	—	65,763
Genesis Eco No.1 Private Equity Fund	10,704	—	(683)	10,704	—	—	—	10,021
Paratus Woori Materials, Parts, Equipments Private Equity Fund	16,400	—	(2)	16,400	—	—	—	16,398
PCC-Woori LP Secondary Fund	10,100	8,128	160	2,525	—	—	—	10,813
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	110,221	93,474	490	20,000	—	(2,503)	—	111,461
Woori-Q Corporate Restructuring Private Equity Fund	20,148	22,904	1,068	—	(2,996)	—	—	20,976
Woori-Shinyoung Growth-Cap Private Equity Fund I	41,622	38,342	20,537	10,420	—	—	(96)	69,202

	1,139,567	993,291	26,241	176,835	(8,020)	(14,301)	1,227	1,175,274

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(3)	Summary financial information relating to investments in associates accounted for using the equity method of accounting is as follows (Unit: Korean Won in millions):

	June 30, 2022
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income(loss)	Total comprehensive income(loss)
W Service Networks Co., Ltd.	6,534	2,645	8,996	878	—	878
Korea Credit Bureau Co., Ltd.	135,621	84,456	69,450	9,874	—	9,874
Korea Finance Security Co., Ltd.	29,348	10,346	22,398	(681)	—	(681)
Woori Growth Partnerships New Technology Private Equity Fund	51,177	187	3,981	2,571	—	2,571
2016KIF-IMM Woori Bank Technology Venture Fund	52,230	246	362	(6,136)	—	(6,136)
K BANK Co., Ltd.	13,344,250	11,591,623	184,523	41,132	(26,844)	14,288
Woori Bank-Company K Korea Movie Asset Fund(*1)	1,383	2	1,075	543	—	543
Partner One Value Up I Private Equity Fund	15,238	—	11,972	10,914	—	10,914
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	62,423	414	6,662	6,242	—	6,242
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,806	97	—	(190)	—	(190)
LOTTE CARD Co.,Ltd (*2)	17,390,511	14,785,584	550,214	90,761	19,041	109,802
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,132	1	101	94	—	94
Union Technology Finance Investment Association	48,982	290	13	(589)	—	(589)
Dicustody Co., Ltd.	97	—	—	(1)	—	(1)
Japanese Hotel Real Estate Private Equity Fund 2	14,286	13	303	289	(1,277)	(988)
Woori Seoul Beltway Private Special Asset Fund No.1	34,227	1	45	43	—	43
Woori Multi-Return Securities Investment Trust 3 (Balanced Bond)	81,275	31,529	377	(3)	—	(3)
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	905,953	153,029	3,822	2,847	—	2,847
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	60,129	6	401	353	—	353
WOORI TAERIM 1st Fund	4,047	185	—	(13)	—	(13)
Portone-Cape Fund No.1	2,344	—	—	(103)	—	(103)
KIWOOM WOORI Financial 1st Investment Fund	10,708	109	—	(109)	—	(109)
DeepDive WOORI 2021-1 Financial Investment Fund	8,256	—	—	(83)	—	(83)
Darwin Green Packaging Private Equity Fund	19,483	—	2,215	2,055	—	2,055
DS Power Semicon Private Equity Fund	14,175	43	750	582	—	582
Koreawide partners 2nd Private Equity Fund	77,506	3,020	—	(514)	—	(514)
Woori FirstValue Private Real Estate Fund No.2	67,057	62,357	—	(3)	—	(3)
Woori G Real Infrastructure Blind General Type Private Placement Investment Trust	67,202	50	1,232	1,079	—	1,079
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	5,061	116	204	(542)	—	(542)
Woori Together TDF 2025	8,223	114	705	(998)	—	(998)
Woori Together TDF 2030	8,620	196	759	(1,156)	—	(1,156)
Woori Hanhwa Eureka Private Equity Fund	22,369	31	(5,604)	(5,643)	—	(5,643)
Aarden Woori Apparel 1st Private Equity Fund	20,913	97	1	(170)	—	(170)
Woori Dyno 1st Private Equity Fund	10,166	51	65	(85)	—	(85)
Godo Kaisha Oceanos 1	64,812	45,351	1,505	17	—	17
Woori Zip 1	50,337	34,508	1,131	21	—	21
Woori Zip 2	71,334	49,091	1,572	(119)	—	(119)
Force TEC Co., Ltd.	12,302	24,235	7,852	(573)	—	(573)
KUM HWA Co., Ltd.	7	157	—	(4)	—	(4)
Jinmyung Plus Co.,Ltd.	569	492	209	(20)	—	(20)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

	June 30, 2022
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income(loss)	Total comprehensive income(loss)
JC Assurance No.2 Private Equity Fund	122,338	17	—	(619)	—	(619)
Dream Company Growth no.1 PEF	28,444	50	—	(95)	—	(95)
HMS-Oriens 1st Fund	55,919	6	1,376	1,102	—	1,102
Woori G Senior Loan Private Placement Investment Trust No.1	380,097	21	9,319	8,775	—	8,775
Genesis Eco No.1 Private Equity Fund	38,344	—	47	(273)	—	(273)
Paratus Woori Materials, Parts, Equipments Private Equity Fund	58,314	200	6	(392)	—	(392)
Midas No. 8 Private Equity Joint Venture Company	66,366	232	22	(453)	—	(453)
Orchestra Private Equity Fund IV	34,678	—	1	(451)	—	(451)
Synaptic Green No.1 PEF	37,366	—	1	(634)	—	(634)
IGEN2022No. 1 Private Equity Fund	32,020	126	—	(306)	—	(306)
PCC-Woori LP Secondary Fund	32,942	—	1,005	671	—	671
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	86,155	—	2,271	(2,532)	—	(2,532)
Woori-Q Corporate Restructuring Private Equity Fund	81,222	683	3,019	1,001	—	1,001
Woori-Shinyoung Growth-Cap Private Equity Fund I	81,469	309	5	(611)	—	(611)

(*1)	It was dissoluted and will be liquidated. It is financial information as of December 16, 2021.
(*2)	The amount is after reflecting the fair value adjustment that occurred when acquiring the shares and the adjustments that occurred by difference of accounting policies with the Group.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

	December 31, 2021
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income(loss)	Total comprehensive income(loss)
W Service Networks Co., Ltd.	6,208	2,504	17,019	840	—	840
Korea Credit Bureau Co., Ltd.	113,859	21,284	127,751	20,486	—	20,486
Korea Finance Security Co., Ltd.	34,957	14,286	57,462	249	—	249
Woori Growth Partnerships New Technology Private Equity Fund	54,173	231	3,807	(2,228)	—	(2,228)
2016KIF-IMM Woori Bank Technology Venture Fund	63,983	837	23,010	21,119	—	21,119
K BANK Co., Ltd.	14,021,789	12,291,131	250,502	19,348	(32,072)	(12,724)
Woori Bank-Company K Korea Movie Asset Fund	1,383	2	1,075	543	—	543
Partner One Value Up I Private Equity Fund	28,273	—	11,972	10,914	—	10,914
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	56,363	597	11,422	10,077	—	10,077
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,799	5	—	(332)	—	(332)
LOTTE CARD Co.,Ltd (*)	15,980,312	13,460,156	1,499,867	184,919	25,612	210,531
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,073	1	41	37	—	37
Genesis Environmental Energy Company 1st Private Equity Fund	20,610	3,941	11,347	694	—	694
Union Technology Finance Investment Association	41,996	290	13	(1,168)	—	(1,168)
Dicustody Co., Ltd.	98	—	—	(2)	—	(2)
Japanese Hotel Real Estate Private Equity Fund 2	16,104	14	911	1,196	(373)	823
Woori Seoul Beltway Private Special Asset Fund No.1	30,206	1	536	500	—	500
Woori Multi-Return Securities Investment Trust 3 (Balanced Bond)	101,644	51,530	5	2	—	2
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	1,209,228	158,524	89	79	—	79
WOORI TAERIM 1st Fund	4,047	172	—	2,770	—	2,770
Portone-Cape Fund No.1	2,447	—	1,050	947	—	947
KIWOOM WOORI Financial 1st Investment Fund	10,818	111	1	(221)	—	(221)
DeepDive WOORI 2021-1 Financial Investment Fund	8,340	—	—	(60)	—	(60)
Darwin Green Packaging Private Equity Fund	19,387	—	—	(213)	—	(213)
Woori FirstValue Private Real Estate Fund No.2	69,672	63,309	—	(5,303)	—	(5,303)
Woori G Real Infrastructure Blind General Type Private Placement Investment Trust	35,796	1	(34)	(35)	—	(35)
Woori Hanhwa Eureka Private Equity Fund	40,817	133	20,193	19,821	—	19,821
Aarden Woori Apparel 1st Private Equity Fund	21,075	89	—	(214)	—	(214)
Godo Kaisha Oceanos 1	66,087	45,367	3,141	267	—	267
Woori Zip 1	52,259	35,833	1,106	(26)	—	(26)
Woori Zip 2	74,033	50,951	1,536	(50)	—	(50)
Force TEC Co., Ltd.	11,904	23,508	20,941	(9,188)	—	(9,188)
KUM HWA Co., Ltd.	20	176	58	(10)	—	(10)
Jinmyung Plus Co.,Ltd.	568	445	209	5	—	5
JC Assurance No.2 Private Equity Fund	118,397	—	—	(1,040)	—	(1,040)
Dream Company Growth no.1 PEF	28,533	44	—	1,500	—	1,500
HMS-Oriens 1st Fund	52,659	28	2,750	2,179	—	2,179
Woori G Senior Loan Private Placement Investment Trust No.1	406,634	25	14,553	13,669	—	13,669
Genesis Eco No.1 Private Equity Fund	38,369	4	308	(377)	—	(377)
Paratus Woori Material Component Equipment joint venture company	58,507	—	7	(693)	—	(693)
Midas No. 8 Private Equity Joint Venture Company	66,699	112	1	(113)	—	(113)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

	December 31, 2021
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income(loss)	Total comprehensive income(loss)
PCC-Woori LP Secondary Fund	31,585	—	5,720	4,162	—	4,162
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	257,891	—	3,239	3,239	—	3,239
Woori-Q Corporate Restructuring Private Equity Fund	121,057	555	327	(1,547)	—	(1,547)
Woori-Shinyoung Growth-Cap Private Equity Fund I	82,087	314	83,143	81,550	—	81,550

(*)	The amount is after reflecting the fair value adjustment that occurred when acquiring the shares and the adjustments that occurred by difference of accounting policies with the Group.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(4)	The entities that the Group has not applied equity method of accounting although the Group’s ownership interest is more than 20% as of June 30, 2022 and December 31, 2021 are as follows:

	June 30, 2022
Associate (*)	Number of shares owned	Ownership (%)
Yuil PESC Co., Ltd.	8,642	24
CL Tech Co., Ltd.	10,191	28.60
S.WIN Co., Ltd.	20,301	20
Choongang Network Solution Co., Ltd.	90,006	25.70

(*)

Although the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, accordingly it is excluded from the investment in joint ventures and associates.

	December 31, 2021
Associate (*)	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd.	464,812	21.4
Yuil PESC Co., Ltd.	8,642	24.0
CL Tech Co., Ltd.	13,759	38.6
S.WIN Co., Ltd.	20,301	20.0

(*)

Although the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, accordingly it is excluded from the investment in joint ventures and associates.

(5)

As of June 30, 2022 and December 31, 2021, the reconciliations from the net assets of the associates to the book value of the shares of the investment in joint ventures and associates are as follows (Unit: Korean Won in millions except for ownership):

	June 30, 2022
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
W Service Networks Co., Ltd.	3,889	4.9	192	—	—	—	192
Korea Credit Bureau Co., Ltd.	51,166	9.9	5,073	246	—	—	5,319
Korea Finance Security Co., Ltd.	19,002	15.0	2,850	—	—	—	2,850
Woori Growth Partnerships New Technology Private Equity Fund	50,990	23.1	11,767	—	—	—	11,767
2016KIF-IMM Woori Bank Technology Venture Fund	51,984	20.0	10,396	—	—	—	10,396
K BANK Co., Ltd. (*)	1,751,654	12.6	220,284	21,894	—	—	242,178
Woori Bank-Company K Korea Movie Asset Fund	1,381	25.0	345	—	—	—	345
Partner One Value Up Ist Private Equity Fund	15,238	23.3	3,543	—	—	—	3,543
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	62,009	20.0	12,402	—	—	—	12,402
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,709	25.0	3,928	—	—	377	4,305
LOTTE CARD Co., Ltd (*)	2,373,751	20.0	474,750	—	—	—	474,750
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,130	100.0	10,129	—	—	—	10,129
Union Technology Finance Investment Association	48,691	29.7	14,463	—	—	—	14,463
Dicustody Co., Ltd.	97	1.0	1	—	—	—	1
Japanese Hotel Real Estate Private Equity Fund No.2	14,273	19.9	2,835	—	—	—	2,835
Woori Seoul Beltway Private Special Asset Fund No.1	34,226	25.0	8,556	—	—	—	8,556

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

	June 30, 2022
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Woori Multi Return Private Securities Investment Trust 3(Balanced Bond)	49,746	20.0	9,949	—	—	—	9,949
Woori Short-term Bond Securities Investment Trust (Bond) ClassC-F	752,924	26.6	200,446	—	—	—	200,446
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	60,123	16.6	9,987	—	—	—	9,987
WOORI TAERIM 1st Fund	3,862	25.6	988	—	—	—	988
Portone-Cape Fund No.1	2,344	20.0	469	—	—	—	469
KIWOOM WOORI Financial 1st Investment Fund	10,599	9.1	964	—	—	—	964
DeepDive WOORI 2021-1 Financial Investment Fund	8,256	11.9	983	—	—	—	983
Darwin Green Packaging Private Equity Fund	19,483	20.4	3,976	—	—	—	3,976
DS Power Semicon Private Equity Fund	14,132	21.0	2,965	—	—	—	2,965
Koreawide partners 2nd Private Equity Fund	74,486	26.7	19,863	—	—	—	19,863
Woori FirstValue Private Real Estate Fund No.2	4,700	12.0	564	—	—	—	564
Woori G Real Infrastructure Blind General Type Private Placement Investment Trust	67,152	0.2	102	—	—	—	102
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	4,945	22.2	1,103	—	—	—	1,103
Woori Together TDF 2025	8,109	24.8	2,008	—	—	—	2,008
Woori Together TDF 2030	8,424	24.2	2,041	—	—	—	2,041
Woori Hanhwa Eureka Private Equity Fund	22,338	0.8	181	—	—	—	181
Aarden Woori Apparel 1st Private Equity Fund	20,816	0.5	98	—	—	—	98
Woori Dyno 1st Private Equity Fund	10,115	19.6	1,983	—	—	—	1,983
Godo Kaisha Oceanos 1	19,461	47.8	9,303	—	—	—	9,303
Woori Zip 1	15,829	61.0	9,657	—	—	—	9,657
Woori Zip 2	22,243	60.5	13,462	—	—	—	13,462
Force TEC	(11,933)	24.5	(2,928)	—	—	2,928	—
KUM HWA Co., Ltd.	(150)	20.1	(30)	—	—	30	—
Jinmyung Plus Co.,Ltd.	77	21.3	16	—	—	—	16
JC Assurance No.2 Private Equity Fund	122,321	24.4	17,728	—	(17,728)	—	—
Dream Company Growth no.1 PEF	28,394	27.8	7,887	—	—	—	7,887
HMS-Oriens 1st Fund	55,913	22.8	12,756	—	—	—	12,756
Woori G Senior Loan General Type Private Investment Trust No.1	380,076	21.7	82,285	—	—	—	82,285
Genesis Eco No.1 Private Equity Fund	38,344	29.0	11,114	—	—	—	11,114
Paratus Woori Material Component Equipment joint venture company	58,114	29.9	17,375	—	—	—	17,375
Midas No. 8 Private Equity Joint Venture Company	66,134	28.5	18,839	—	—	—	18,839
Orchestra Private Equity Fund IV	34,678	28.2	9,768	—	—	—	9,768
Synaptic Green No.1 PEF	37,366	21.1	7,866	—	—	—	7,866

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

	June 30, 2022
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
IGEN2022No. 1 Private Equity Fund	31,894	24.8	7,924	—	—	—	7,924
PCC-Woori LP Secondary Fund	32,942	38.8	12,795	—	—	—	12,795
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	86,155	22.2	19,091	—	—	—	19,091
Woori-Q Corporate Restructuring Private Equity Fund	80,539	35.5	28,630	—	—	—	28,630
Woori-Shinyoung Growth-Cap Private Equity Fund I	81,160	35.0	30,367	—	—	—	30,367

(*)	The net asset equity amount is after the debt-for-equity swap, non-controlling etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

	December 31, 2021
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
W Service Networks Co., Ltd.	3,704	4.9	183	—	—	—	183
Korea Credit Bureau Co., Ltd.	92,575	9.9	9,177	246	—	—	9,423
Korea Finance Security Co., Ltd.	20,671	15.0	3,101	—	—	—	3,101
Woori Growth Partnerships New Technology Private Equity Fund	53,942	23.1	12,448	—	—	—	12,448
2016KIF-IMM Woori Bank Technology Venture Fund	63,146	20.0	12,630	—	—	—	12,630
K BANK Co., Ltd. (*)	1,730,307	12.6	217,599	21,894	—	—	239,493
Woori Bank-Company K Korea Movie Asset Fund	1,381	25.0	345	—	—	—	345
Partner One Value Up Ist Private Equity Fund	28,273	23.3	6,576	—	—	—	6,576
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	55,767	20.0	11,153	—	—	—	11,153
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,794	25.0	3,949	—	—	305	4,254
LOTTE CARD Co., Ltd (*)	2,291,474	20.0	458,295	—	—	—	458,295
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,071	100.0	10,070	—	—	—	10,070
Genesis Environmental Energy Company 1st Private Equity Fund	16,669	24.8	4,126	—	—	—	4,126
Union Technology Finance Investment Association	41,706	29.7	12,388	—	—	—	12,388
Dicustody Co., Ltd.	98	1.0	1	—	—	—	1
Japanese Hotel Real Estate Private Equity Fund No.2	16,090	19.9	3,196	—	—	—	3,196
Woori Seoul Beltway Private Special Asset Fund No.1	30,205	25.0	7,551	—	—	—	7,551
Woori Multi Return Private Securities Investment Trust 3(Balanced Bond)	50,114	20.0	10,023	—	—	—	10,023
Woori Short-term Bond Securities Investment Trust (Bond) ClassC-F	1,050,704	14.5	151,822	—	—	—	151,822
WOORI TAERIM 1st Fund	3,875	25.6	991	—	—	—	991
Portone-Cape Fund No.1	2,447	20.0	489	—	—	—	489
KIWOOM WOORI Financial 1st Investment Fund	10,707	9.1	973	—	—	—	973
DeepDive WOORI 2021-1 Financial Investment Fund	8,340	11.9	993	—	—	—	993
Darwin Green Packaging Private Equity Fund	19,387	20.4	3,957	—	—	—	3,957
Woori FirstValue Private Real Estate Fund No.2	6,363	12.0	763	—	—	—	763
Woori G Real Infrastructure Blind General Type Private Placement Investment Trust	35,795	0.3	100	—	—	—	100
Woori Hanhwa Eureka Private Equity Fund	40,684	0.8	327	—	—	—	327
Aarden Woori Apparel 1st Private Equity Fund	20,986	0.5	99	—	—	—	99
Godo Kaisha Oceanos 1	20,720	47.8	9,905	—	—	—	9,905
Woori Zip 1	16,426	63.9	10,496	—	—	—	10,496

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

	December 31, 2021
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Woori Zip 2	23,082	63.8	14,732	—	—	—	14,732
Force TEC	(11,604)	24.5	(2,843)	—	—	2,843	—
KUM HWA Co., Ltd.	(156)	20.1	(31)	—	—	31	—
Jinmyung Plus Co.,Ltd.	123	21.3	25	—	—	(25)	—
JC Assurance No.2 Private Equity Fund	118,397	24.4	29,349	—	(11,621)	—	17,728
Dream Company Growth no.1 PEF	28,489	27.8	7,914	—	—	—	7,914
HMS-Oriens 1st Fund	52,631	22.8	12,007	—	—	—	12,007
Woori G Senior Loan General Type Private Investment Trust No.1	406,609	21.7	88,029	—	—	—	88,029
Genesis Eco No.1 Private Equity Fund	38,365	29.0	11,120	—	—	—	11,120
Paratus Woori Materials, Parts, Equipments Private Equity Fund	58,507	29.9	17,493	—	—	—	17,493
Midas No. 8 Private Equity Joint Venture Company	66,587	28.5	18,968	—	—	—	18,968
PCC-Woori LP Secondary Fund	31,585	38.8	12,350	—	—	—	12,350
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	257,891	27.5	73,787	—	—	—	73,787
Woori-Q Corporate Restructuring Private Equity Fund	120,502	38.1	46,155	—	—	—	46,155
Woori-Shinyoung Growth-Cap Private Equity Fund I	81,773	35.0	28,713	—	—	—	28,713

(*)	The net asset equity amount is after the debt-for-equity swap, non-controlling etc.

13.	INVESTMENT PROPERTIES

(1)	Details of investment properties are as follows (Unit: Korean Won in millions):

	June 30, 2022	December 31, 2021
Acquisition cost	428,335	415,163
Accumulated depreciation	(31,390)	(25,582)
Accumulated impairment losses	(86)	(86)

Net carrying value	396,859	389,495

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2022	2021
Beginning balance	389,495	387,464
Disposal	(1,194)	—
Depreciation	(1,977)	(1,411)
Transfer	15,972	2,497
Foreign currencies translation adjustments	(5,792)	(1,954)
Others	355	54

Ending balance	396,859	386,650

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

14.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment as of June 30, 2022 and December 31, 2021 are as follows (Unit: Korean Won in millions):

	June 30, 2022
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Premises and equipment (owned)	1,695,266	737,184	240,317	55,449	36,590	1	2,764,807
Right-of-use asset	—	359,134	17,583	—	—	—	376,717

Carrying value	1,695,266	1,096,318	257,900	55,449	36,590	1	3,141,524

	December 31, 2021
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Premises and equipment (owned)	1,719,325	756,964	258,361	51,354	3,171	1	2,789,176
Right-of-use asset	—	367,480	18,064	—	—	—	385,544

Carrying value	1,719,325	1,124,444	276,425	51,354	3,171	1	3,174,720

(2)	Details of premises and equipment (owned) as of June 30, 2022 and December 31, 2021 are as follows (Unit: Korean Won in millions):

	June 30, 2022
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Acquisition cost	1,695,926	1,068,076	1,134,272	475,440	36,590	20	4,410,324
Accumulated depreciation	—	(330,892)	(893,955)	(419,991)	—	(19)	(1,644,857)
Accumulated impairment losses	(660)	—	—	—	—	—	(660)

Net carrying value	1,695,266	737,184	240,317	55,449	36,590	1	2,764,807

	December 31, 2021
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Acquisition cost	1,719,985	1,076,091	1,156,479	475,195	3,171	20	4,430,941
Accumulated depreciation	—	(319,127)	(898,118)	(423,841)	—	(19)	(1,641,105)
Accumulated impairment losses	(660)	—	—	—	—	—	(660)

Net carrying value	1,719,325	756,964	258,361	51,354	3,171	1	2,789,176

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(3)	Details of changes in premises and equipment (owned) are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2022
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,719,325	756,964	258,361	51,354	3,171	1	2,789,176
Acquisitions	26	7,347	28,207	13,498	33,507	—	82,585
Disposals	(19,021)	—	(626)	(509)	—	—	(20,156)
Depreciation	—	(16,023)	(48,226)	(10,328)	—	—	(74,577)
Classified as held-for-sale	(946)	(898)	—	—	—	—	(1,844)
Transfer	(5,346)	(10,626)	—	—	—	—	(15,972)
Foreign currencies translation adjustments	807	425	2,296	1,349	352	—	5,229
Others	421	(5)	305	85	(440)	—	366

Ending balance	1,695,266	737,184	240,317	55,449	36,590	1	2,764,807

	For the six-month period ended June 30, 2021
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,726,045	787,040	268,225	50,085	8,246	2	2,839,643
Acquisitions	—	5,583	18,651	7,898	7,909	—	40,041
Disposals	—	(7)	(534)	(767)	—	—	(1,308)
Depreciation	—	(16,926)	(46,511)	(10,636)	—	(1)	(74,074)
Classified as held-for-sale	(759)	(1,412)	—	—	—	—	(2,171)
Transfer	(2,558)	61	191	—	(191)	—	(2,497)
Foreign currencies translation adjustments	113	125	984	630	33	—	1,885
Others	3,030	(3,035)	(296)	(428)	(995)	—	(1,724)

Ending balance	1,725,871	771,429	240,710	46,782	15,002	1	2,799,795

(4)	Details of right-of-use assets as of June 30, 2022 and December 31, 2021 are as follows (Unit: Korean Won in millions):

	June 30, 2022
	Building	Equipment and vehicles	Total
Acquisition cost	679,254	31,362	710,616
Accumulated depreciation	(320,120)	(13,779)	(333,899)

Net carrying value	359,134	17,583	376,717

	December 31, 2021
	Building	Equipment and vehicles	Total
Acquisition cost	650,906	30,559	681,465
Accumulated depreciation	(283,426)	(12,495)	(295,921)

Net carrying value	367,480	18,064	385,544

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(5)	Details of changes in right-of-use assets for the six-month periods ended June 30, 2022 and 2021 are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2022
	Building	Equipment and vehicles	Total
Beginning balance	367,480	18,064	385,544
New contracts	96,102	5,690	101,792
Changes in contract	1,272	42	1,314
Termination	(9,508)	(771)	(10,279)
Depreciation	(110,156)	(5,472)	(115,628)
Others	13,944	30	13,974

Ending balance	359,134	17,583	376,717

	For the six-month period ended June 30, 2021
	Building	Equipment and vehicles	Total
Beginning balance	435,132	12,423	447,555
New contracts	79,493	6,969	86,462
Changes in contract	1,385	—	1,385
Termination	(36,763)	(793)	(37,556)
Depreciation	(117,665)	(5,396)	(123,061)
Others	15,806	(192)	15,614

Ending balance	377,388	13,011	390,399

15.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	June 30, 2022
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Acquisition cost	354,902	2,154	702,011	1,205,759	41,206	801	2,306,833
Accumulated amortization	—	(1,459)	(496,623)	(986,879)	—	—	(1,484,961)
Accumulated impairment losses	—	—	—	(33,552)	(3,406)	—	(36,958)

Net carrying value	354,902	695	205,388	185,328	37,800	801	784,914

	December 31, 2021
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Acquisition cost	345,449	2,057	661,959	1,174,565	40,955	717	2,225,702
Accumulated amortization	—	(1,334)	(454,251)	(947,830)	—	—	(1,403,415)
Accumulated impairment losses	—	—	—	(33,553)	(3,348)	—	(36,901)

Net carrying value	345,449	723	207,708	193,182	37,607	717	785,386

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2022
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Beginning balance	345,449	723	207,708	193,182	37,607	717	785,386
Acquisitions	—	97	40,072	24,334	717	266	65,486
Disposal	—	—	—	(501)	(658)	—	(1,159)
Amortization (*)	—	(125)	(42,354)	(36,861)	—	—	(79,340)
Impairment losses	—	—	—	—	48	—	48
Transfer	—	—	—	182	—	(182)	—
Foreign currencies translation adjustments	9,453	—	(6)	2,201	96	—	11,744
Others	—	—	(32)	2,791	(10)	—	2,749

Ending balance	354,902	695	205,388	185,328	37,800	801	784,914

(*)	Amortization of other intangible assets amounting to 7,274 million Won is included in other operating expenses.

	For the six-month period ended June 30, 2021
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Beginning balance	334,290	709	208,873	205,445	36,091	6,669	792,077
Acquisitions	—	—	33,807	18,253	1,097	237	53,394
Disposal	—	—	—	(9)	(316)	—	(325)
Amortization (*)	—	(111)	(40,196)	(33,871)	—	—	(74,178)
Impairment losses	—	—	—	(18)	(116)	—	(134)
Transfer	—	—	3,749	2,920	—	(6,669)	—
Foreign currencies translation adjustments	3,193	—	—	878	92	—	4,163
Others	(503)	—	1	815	(199)	503	617

Ending balance	336,980	598	206,234	194,413	36,649	740	775,614

(*)	Amortization of other intangible assets amounting to 6,808 million Won is included in other operating expenses.

16.	ASSETS HELD FOR SALE

Assets held for sale are as follows (Unit: Korean Won in millions):

Assets (*)	June 30, 2022	December 31, 2021
Premises and equipment	2,427	8,900
Investments of associates	—	11,472
Investment properties	1,485	—
Others	4,121	5,955

Total	8,033	26,327

(*)	The Group classifies assets as held for sale that are highly likely to be sold within one year from June 30, 2022, and December 31, 2021.

The Group measured assets held for sale at the lower of fair value less costs to sell and carrying amount.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

17.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	June 30, 2022	December 31, 2021
Lease assets	2,377,490	1,782,887
Prepaid expenses	307,768	189,808
Advance payments	80,455	61,042
Assets for non-business use	19,912	16,248
Others	59,000	38,965

Total	2,844,625	2,088,950

18.	FINANCIAL LIABILITIES AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	June 30, 2022	December 31, 2021
Financial instruments at fair value through profit or loss measured at fair value	12,264,763	4,873,458

(2)	Financial liabilities at fair value through profit or loss measured at fair value are as follows (Unit: Korean Won in millions):

	June 30, 2022	December 31, 2021
Deposits
Gold banking liabilities	47,663	65,016
Borrowings
Securities sold	129,788	241,174
Derivative liabilities	12,087,312	4,567,268

Total	12,264,763	4,873,458

(3)	The Group does not have financial liabilities at fair value through profit or loss designated as upon initial recognition as of June 30, 2022 and December 31, 2021.

(4)

There is no cumulative change in financial liabilities at fair value through profit or loss designated as upon initial recognition due to changes in credit risk as of June 30, 2022 and December 31, 2021.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

19.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers by type are as follows (Unit: Korean Won in millions):

	June 30, 2022	December 31, 2021
Deposits in local currency
Deposits on demand	14,788,989	18,029,136
Deposits at termination	265,994,830	254,319,473
Mutual installment	23,984	24,620
Deposits on notes payables	3,393,892	2,954,066
Deposits on CMA	83,257	92,360
Certificate of deposits	7,181,248	3,586,423
Other deposits	1,244,898	1,286,719

Sub-total	292,711,098	280,292,797

Deposits in foreign currencies
Deposits in foreign currencies	42,571,257	37,643,900

Present value discount	(59,004)	(36,826)

Total	335,223,351	317,899,871

20.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings are as follows (Unit: Korean Won in millions):

	June 30, 2022
	Lenders	Interest rate (%)	Amount
Borrowings in local currency
Borrowings from BOK	BOK	0.3 ~ 0.8	3,215,483
Borrowings from government funds	Small Enterprise And Market Service and others	0.0 ~ 3.5	2,091,528
Others	The Korea Development Bank and others	0.0 ~ 4.3	12,602,838

Sub-total			17,909,849

Borrowings in foreign currencies
Borrowings in foreign currencies	Export-Import Bank of Korea and others	(0.5) ~ 10.1	11,887,707
Bills sold	Others	0.0 ~ 1.8	8,596
Call money	Bank and others	0.0 ~ 3.5	635,159
Bonds sold under repurchase agreements	Other financial institutions	(0.5) ~ 10.6	1,029,755
Present value discount			(87,478)

Total			31,383,588

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

	December 31, 2021
	Lenders	Interest rate (%)	Amount
Borrowings in local currency
Borrowings from BOK	BOK	0.3	3,144,897
Borrowings from government funds	Small Enterprise And Market Service and others	0.0 ~ 2.4	2,053,611
Others	The Korea Development Bank and others	0.0 ~ 3.1	9,984,518

Sub-total			15,183,026

Borrowings in foreign currencies
Borrowings in foreign currencies	JPMorgan Chase & Co., and others	(0.5) ~ 7.3	8,545,077
Bills sold	Others	0.0 ~ 1.3	9,111
Call money	Bank and others	(0.5) ~ 2.6	317,961
Bonds sold under repurchase agreements	Other financial institutions	(0.5) ~ 10.6	749,976
Present value discount			(49,692)

Total			24,755,459

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	June 30, 2022		December 31, 2021
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond (*):
Ordinary bonds	0.8 ~ 4.4	39,621,921	0.7 ~ 3.6	37,004,942
Subordinated bonds	1.9 ~ 5.1	6,105,147	1.9 ~ 5.1	6,767,442
Other bonds	0.6 ~ 17.0	1,125,476	0.8 ~ 17.0	911,190

Sub-total		46,852,544		44,683,574

Discounts on bonds		(35,214)		(29,710)

Total		46,817,330		44,653,864

(*)

Included debentures under fair value hedge amounting to 3,200,704 million Won and 2,366,724 million Won as of June 30, 2022 and December 31, 2021 respectively. Also, debentures under cash flow hedge amounting to 983,166 million Won and 819,298 million Won are included as of June 30, 2022 and December 31, 2021 respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

21.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	June 30, 2022	December 31, 2021
Asset retirement obligation	83,478	80,777
Provisions for guarantees (*1)	87,182	74,866
Provisions for unused loan commitments	115,544	112,296
Other provisions (*2)	261,067	308,195

Total	547,271	576,134

(*1)	Provisions for guarantees includes provision for financial guarantee of 56,948 million Won and 53,321 million Won as of June 30, 2022 and December 31, 2021, respectively.
(*2)	Other provisions consist of provision for litigation, loss compensation and others.

(2)	Changes in provisions for guarantees and unused loan commitments are as follows (Unit: Korean Won in millions):

1)	Provisions for guarantees

	For the six-month period ended June 30, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	52,830	15,269	6,767	74,866
Transfer to 12-month expected credit loss	1,246	(1,246)	—	—
Transfer to expected credit loss for the entire period	(205)	205	—	—
Transfer to credit-impaired financial assets	(4)	(35)	39	—
Provisions used	(2,169)	—	—	(2,169)
Net provision(reversal) of unused amount	(2,794)	11,665	798	9,669
Others (*)	4,816	—	—	4,816

Ending balance	53,720	25,858	7,604	87,182

(*)	Effect of initial recognition of new financial guarantee contract that is measured at fair value.

	For the six-month period ended June 30, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	64,804	16,745	8,043	89,592
Transfer to 12-month expected credit loss	2,219	(2,219)	—	—
Transfer to expected credit loss for the entire period	(218)	218	—	—
Transfer to credit-impaired financial assets	(39)	—	39	—
Provisions used	(3,155)	—	—	(3,155)
Net provision(reversal) of unused amount	(3,177)	(6,423)	2,003	(7,597)
Others (*)	(2,109)	4	—	(2,105)

Ending balance	58,325	8,325	10,085	76,735

(*)	Effect of initial recognition of new financial guarantee contract that is measured at fair value.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

2)	Provisions for unused loan commitment

	For the six-month period ended June 30, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	67,440	44,536	320	112,296
Transfer to 12-month expected credit loss	11,743	(11,697)	(46)	—
Transfer to expected credit loss for the entire period	(2,715)	2,796	(81)	—
Transfer to credit-impaired financial assets	(133)	(275)	408	—
Net provision(reversal) of unused amount	(5,148)	8,445	(229)	3,068
Others	180	—	—	180

Ending balance	71,367	43,805	372	115,544

	For the six-month period ended June 30, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	63,240	55,726	3,189	122,155
Transfer to 12-month expected credit loss	12,672	(12,348)	(324)	—
Transfer to expected credit loss for the entire period	(2,834)	3,489	(655)	—
Transfer to credit-impaired financial assets	(120)	(299)	419	—
Net provision(reversal) of unused amount	(12,007)	2,001	(340)	(10,346)
Others	49	—	—	49

Ending balance	61,000	48,569	2,289	111,858

(3)	Changes in asset retirement obligation for the six-month periods ended June 30, 2022 and 2021, are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2022	2021
Beginning balance	80,777	68,402
Provisions provided	1,715	612
Provisions used	(3,684)	(3,055)
Reversal of provisions unused	(22)	(112)
Unwinding of discount	413	218
Others	4,279	14,911

Ending balance	83,478	80,976

The amount of the asset retirement obligation is the present value of the best estimate of future expected expenditure to settle the obligation – arising from leased premises as of June 30, 2022, discounted by appropriate discount rate. The restoration cost is expected to occur by the end of each premise’s lease period, and the Group has used average lease period of each category of leases terminated during the past years in order to rationally estimate the lease period. In addition, the Group used average amount of actual recovery cost for the past 3 years and the inflation rate for last year in order to estimate future recovery cost.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(4)	Changes in other provisions for the six-month periods ended June 30, 2022 and 2021, are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2022	2021
Beginning balance	308,195	221,494
Provisions provided	1,782	14,651
Provisions used	(2,231)	(7,899)
Reversal of provisions unused (*)	(51,714)	(537)
Foreign currencies translation adjustments	5,019	3,113
Others	16	106

Ending balance	261,067	230,928

(*)

The Group was investigated by U.S. prosecutors (Federal and NY State prosecutors) and other U.S. government agencies for violation of U.S. sanctions against Iran, Sudan, Syria and Cuba while providing Korean-Won settlement service for trading with Iran in the course of its business. The Office of Foreign Assets Control closed the investigation in December 2020 without imposing any other sanctions, and the New York State Financial Supervisory Service also closed the investigation in February 2022 without any additional sanctions. The Group reversed the provision recognized referring the opinion of an independent legal expert that there is a remote possibility of additional sanctions imposed by the U.S. prosecution on this case.

(5)	Others

1)

The Group recognized the provision of the estimated compensation amount related to the miss-selling of the Derivative Linked Fund (DLF) incurred during the previous term and a fine expected to be imposed by the Financial Supervisory Service as the best estimate for the expenditure required to meet its obligations at the end of the reporting period.

2)

During the period ended December 31, 2020, the Group recognized the provisions as the best estimate due to the expected losses of clients arising from the delay in the redemption of funds by Lime Asset Management and the dispute settlement by the Financial Supervisory Service. As of June 30, 2022, the provision for this case is 114.5 billion Won. In addition, the provision for the expected fine related to incomplete sales is 7.2 billion Won.

3)

On October 22, 2021, the Group made a resolution to pay in advance for Platform Asia Fund, etc., which is being delayed in redemption at the board meeting of its subsidiary Woori Bank. The best estimate such as estimated compensation amount for expected customer losses was recognized as provision. As of the end of June 2022, the sales of Platform Asia, Heritage DLS, and Gentoo Partners DLS are 85 billion Won, 22.3 billion Won, and 90.2 billion Won, respectively, and the provisions are 35.7 billion Won, 13.4 billion Won, and 10.8 billion Won, respectively. In addition, the provision for the expected fine related to incomplete sales of Heritage DLS is 700 million Won.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

22.	NET DEFINED BENEFIT LIABILITY(ASSET)

The retirement benefit of the consolidated company is based on the defined benefit retirement pension plan.

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of salary at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Group is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with an interest rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in profitability of blue chip bonds	A decrease in profitability of blue chip bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation	Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liability are as follows (Unit: Korean Won in millions):

	June 30, 2022	December 31, 2021
Present value of defined benefit obligation	1,458,494	1,618,098
Fair value of plan assets	(1,530,143)	(1,591,458)

Net defined benefit liabilities(asset) (*)	(71,649)	26,640

(*)

Net defined benefit asset amount of 71,649 million Won as of June 30, 2022 is net amount of defined benefit liability of 52,311 million Won and defined benefit asset of 123,960 million Won. Also, net defined benefit liability amount of 26,640 as of December 31, 2021 is net amount of defined benefit liability of 47,986 and defined benefit asset of 21,346 million Won.

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2022	2021
Beginning balance	1,618,098	1,610,680
Current service cost	83,104	89,184
Interest cost	24,106	19,897
Remeasurements Financial assumption	(216,698)	(57,040)
Demographic assumptions	—	—
Experience adjustments	27,459	30,247
Retirement benefit paid	(77,912)	(92,981)
Foreign currencies translation adjustments	93	22
Others	244	635

Ending balance	1,458,494	1,600,644

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2022	2021
Beginning balance	1,591,458	1,564,101
Interest income	24,925	20,418
Remeasurements	(11,466)	(8,030)
Employer’s contributions	6,000	61,009
Retirement benefit paid	(80,807)	(92,811)
Others	33	30

Ending balance	1,530,143	1,544,717

(4)	Fair value of plan assets as of June 30, 2022 and December 31, 2021 is as follows (Unit: Korean Won in millions):

	June 30, 2022	December 31, 2021
Cash and due from banks	1,530,143	1,591,458

Meanwhile, among plan assets, realized returns on plan assets amount to 13,459 million Won and 12,388 million Won for the six-month periods ended June 30, 2022 and 2021, respectively.

(5)	The amounts recognized in net income and total comprehensive income in relation to defined benefit plans are as follows:(Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2022	2021
Current service cost	83,104	89,184
Net interest income	(819)	(521)

Cost recognized in net income	82,285	88,663

Remeasurements (*)	(177,773)	(18,763)

Cost recognized in total comprehensive income	(95,488)	69,900

(*)	Amount before tax

Meanwhile, retirement benefits related to defined contribution plans recognized as expenses are 2,188 million Won and 2,399 million Won for the six-month periods ended June 30, 2022 and 2021, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

23.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2022	December 31, 2021
Other financial liabilities:
Accounts payable	11,230,394	6,969,170
Accrued expenses	1,969,726	2,070,639
Borrowings from trust accounts	3,801,465	3,107,456
Agency business revenue	456,236	433,041
Foreign exchange payables	782,843	782,176
Domestic exchange settlement credits	4,484,215	6,708,220
Lease liabilities	332,280	343,213
Other miscellaneous financial liabilities	4,755,396	3,772,437
Present value discount	(18,997)	(15,322)

Sub-total	27,793,558	24,171,030

Other liabilities:
Unearned income	325,885	291,147
Other miscellaneous liabilities	276,653	265,706

Sub-total	602,538	556,853

Total	28,396,096	24,727,883

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

24.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

		June 30, 2022
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	78,930	—	—	—	—	—	—
Forwards	1,530,000	—	—	139,666	—	—	3
Swaps	140,072,587	2,269	3,951	298,817	—	116,065	489,738
Purchase options	170,000	—	—	8,302	—	—	—
Written options	260,000	—	—	—	—	—	14,093

Currency:
Futures	30,512	—	—	—	—	—	—
Forwards	136,659,126	—	—	5,610,007	—	—	2,174,753
Swaps	114,824,506	65,991	—	4,097,818	—	—	7,715,087
Purchase options	1,155,790	—	—	28,714	—	—	—
Written options	1,704,290	—	—	—	—	—	16,114

Equity:
Futures	709,062	—	—	—	—	—	—
Forwards	233	—	—	81	—	—	—
Swaps	818,682	—	—	77,622	—	—	2,011
Purchase options	23,147,584	—	—	985,392	—	—	—
Written options	26,697,628	—	—	—	—	—	1,675,513

Total	447,858,930	68,260	3,951	11,246,419	—	116,065	12,087,312

		December 31, 2021
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	118,423	—	—	—	—	—	—
Forwards	340,000	—	—	16,434	—	—	—
Swaps	134,196,188	351	95,103	136,185	—	20,287	305,443
Purchase options	170,000	—	—	3,959	—	—	—
Written options	340,000	—	—	—	—	—	8,552

Currency:
Futures	7,445	—	—	—	—	—	—
Forwards	114,072,910	—	—	2,466,893	—	—	993,823
Swaps	101,117,559	11,310	—	1,444,634	7,297	—	2,345,735
Purchase options	1,079,610	—	—	10,968	—	—	—
Written options	1,686,787	—	—	—	—	—	8,952

Equity:
Futures	337,916	—	—	—	—	—	—
Forwards	233	—	—	64	—	—	—
Swaps	642,963	—	—	27,031	—	—	3,784
Purchase options	17,503,553	—	—	696,963	—	—	—
Written options	19,106,573	—	—	—	—	—	900,979

Total	390,720,160	11,661	95,103	4,803,131	7,297	20,287	4,567,268

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

Derivatives held for trading are classified into financial assets at FVTPL (Note 7) and financial liabilities at FVTPL (Note 18), and derivatives designated for hedging are presented as a separate line item in the consolidated statements of financial position.

(2)	Overview of the Group’s hedge accounting

The hedging relationships that the Group applies fair value hedge accounting and cash flow hedge accounting to are affected by interest rate which is related with Interest Rate Benchmark Reform. The interest rates to which the hedging relationships are exposed are USD 1M LIBOR, USD 3M LIBOR, Compounding SOFR, AUD 3M BBSW, CD 3M. The nominal amounts of hedging instruments related to 1M LIBOR, 3M LIBOR, Compounding SOFR, 3M BBSW, CD 3M in the hedging relationships of the Group are USD 303,334,000, USD 1,950,000,000, USD 525,000,000, AUD 150,000,000 and 150,000 million Won, respectively. The Group pays close attention to discussions in the market and industry regarding the applicable alternative benchmark interest rates for the exposed interest rate. The Group determined that such uncertainty is expected to be no longer exist when the exposed interest rates are replaced by the applicable benchmark interest rates.

1)	Fair value hedge

As of the June 30, 2022, the Group has applied fair value hedge on fixed interest rate debentures on local currency amounting to 146,216 million Won and debentures on foreign currency amounting to 3,054,488 million Won. The purpose of the hedging is to avoid fair value volatility risk of fixed interest rate foreign currency denominated debentures derived from fluctuations of market interest rate, and as such the Group entered into interest rate swap agreements designated as hedging instruments.

Pursuant to the interest rate swap agreement, by swapping the calculated difference between the fixed interest rate and floating interest rate applied to the nominal value, the fair value fluctuation risk is hedged as the foreign currency denominated debentures fixed interest rate terms are converted to floating interest rate. Pursuant to the interest rate swap agreement, hedge ratio is determined by matching the nominal value of hedging instrument to the face value of the hedged item.

In this hedging relationship, only the market interest rate fluctuation, which is the most significant part of the fair value change of the hedged item, is designated as the hedged risk, and other risk factors including credit risk are not included in the hedged risk. Therefore, the ineffective portion of the hedge could arise from fluctuations in the timing of the cash flow of the hedged item, price margin set by counterparty of hedging instrument, and unilateral change in credit risk of any party of hedging instrument.

The interest rate swap agreements and the hedged items are subject to fluctuations in the underlying market rate of interest and the Group expects the fair value of the interest rate swap contract and the value of the hedged item to generally change in the opposite direction.

The fair value of the interest rate swap at the end of the reporting period is determined by discounting future cash flows estimated by using the yield curve at the end of the reporting period and the credit risk embedded in the contract and the average interest rate is determined based on the outstanding balance at the end of the reporting period. The variable interest rate applied to the interest rate swap is USD Libor 3M, AUD BBSW 3M, Compounding SOFR or CD 3M plus spread. In accordance with the terms of each interest rate swap contract designated as a hedging instrument, the Group receives interest at a fixed interest rate and pays interest at a variable interest rate.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

2)	Cash Flow Hedge

As of the June 30, 2022, the Group has applied cash flow hedge debentures on local currency amounting to 229,864 million Won, debentures on foreign currency amounting to 753,302 million Won. The Group’s hedging strategies are to ① Mitigate risks of cash flow fluctuation from variable interest rate debentures on local currency due to changes in market interest rate by entering into an interest rate swap contract and thereby designating it as hedging instrument; ② Mitigate the risks of cash flow fluctuation from principal and interest of variable interest rate debentures denominated in foreign currency due to changes in foreign exchange rates and interest rates by entering into a currency swap contract and thereby designating it as hedging instrument; ③ Mitigate the risks of cash flow fluctuation from principal and interest of fixed interest rate debentures denominated in foreign currency due to changes in foreign exchange rates by entering into a currency swap contract and thereby designating it as hedging instrument and ④ Mitigate the risks of cash flow fluctuation in variable interest rate foreign currency borrowings resulting from changes in market interest rates and designate it as a hedging instrument through entering into currency swap contracts and interest rate swap contracts.

This means exchanging a predetermined nominal amount as set forth in the interest rate swap contract adjusted by the differences between the fixed and variable interest rates, which results in the conversion of interest rates of debentures in local currency from variable interest into fixed interest, eliminating the cash flow fluctuation risk.

In addition, this also means a payment of predetermined principal amount as set forth in the currency swap adjusted by fixed interest rate, an exchange of an amount calculated by applying variable interest rate to USD or applying fixed interest rate to USD, and an exchange of the principal denominated in KRW and principal denominated in foreign currency at maturity eliminating cash flow fluctuation risk on principal and interest.

The hedge ratio is determined by matching the nominal amount of the hedging instrument to the face amount of the hedged item in accordance with interest rate swap and currency swap.

Only interest rate and foreign exchange rate fluctuation risks, which are the most significant factor in the cash flow fluctuation of the hedged item, are addressed in this hedging relationship, and other risk factors such as credit risk are not subject to hedging.

Accordingly, hedge ineffectiveness may arise from price margin set by the counterparty of hedging instruments and unilateral change in credit risk of any party in the transaction.

The interest rate swap, currency swap contract and the hedged item are all affected by the changes in market interest rate and foreign exchange rates which are basic factors of the derivative. The Group expects that the value of interest rate swap contract, currency swap contract and value of the hedged item will generally fluctuate in opposite direction.

3)	Hedges of Net Investment in Foreign Operations

Foreign currency exposure arises from the Group’s net investments in Woori America Bank, Woori Cambodia Bank and Hong Kong Woori Investment Bank, which use USD as their functional currency. The risk arises from fluctuations in the spot exchange rate between USD and KRW. This may result in different net investment amounts.

The risk hedged in the net investment hedging is the weakness of KRW against USD, which may reduce the carrying amount of the Group’s net investments in Woori America Bank, Woori Cambodia Bank and Hong Kong Woori Investment Bank.

A portion of the Group’s net investments in Woori America Bank, Woori Cambodia Bank and Hong Kong Woori Investment Bank are hedged in USD denominated foreign currency bonds(Carrying amount as of June 30, 2022: USD 672,390,437) and mitigate foreign exchange risk arising from the net assets of subsidiaries.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

To assess the effectiveness of the hedging instrument, the Group determines the economic relationship between the hedging instrument and the hedged item by comparing (offsetting) changes in the carrying amount of the liability due to changes in the spot exchange rate with changes. The Group’s policy is to hedge the net investment only within the principal range of the liability.

(3)	The nominal amounts of the hedging instrument are as follows (Unit: USD, AUD, EUR and Korean Won in millions):

	June 30, 2022
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	—	2,075,000,000	300,000,000	2,375,000,000
Interest rate swap (AUD)	—	150,000,000	—	150,000,000
Interest rate swap (KRW)	—	150,000	—	150,000
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	—	190,000	—	190,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	133,334,000	270,000,000	—	403,334,000
Foreign currencies translation risk
Currency swap (USD)	—	180,000,000	—	180,000,000
Hedges of net investment in foreign operations
Exchange risk
Foreign currency bond (USD)	272,390,437	400,000,000	—	672,390,437

	December 31, 2021
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	—	1,550,000,000	300,000,000	1,850,000,000
Interest rate swap (AUD)	—	150,000,000	—	150,000,000
Interest rate swap (EUR)	—	26,591,163	—	26,591,163
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	—	50,000	—	50,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	200,000,000	270,000,000	—	470,000,000
Foreign currencies translation risk
Currency swap (USD)	—	180,000,000	—	180,000,000

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(4)	The average interest rate and average currency rate of the hedging instrument as of June 30, 2022 and December 31, 2021 are as follows:

June 30, 2022
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swap (USD)	Fixed 3.62%% receipt and Libor 3M + 1.45% paid
Interest rate swap (USD)	Fixed 2.05% receipt and (C.SOFR) + 0.65% paid
Interest rate swap (AUD)	Fixed 0.84% receipt and BBSW 3M + 0.72% paid
Interest rate swap (KRW)	Fixed 3.13% receipt and CD 3M paid
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	KRW CMS 5Y + 0.46% receipt, KRW 3.65% paid
Interest rate swap (KRW)	KRW CD+0.33% receipt, 1.68% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 1M Libor + 0.73% receipt, KRW 0.89% paid, USD/KRW = 1,212.59
Foreign currencies translation risk
Currency swap (USD)	USD 1.50% receipt, KRW 1.57% paid, USD/KRW = 1,140.50
Hedges of net investment in foreign operations
Currency Risk
Foreign currency bond (USD)	Libor 3M + 0.81% paid

December 31, 2021
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swap (USD)	Fixed 3.62% receipt and Libor 3M + 1.45% paid
Interest rate swap (AUD)	Fixed 0.84% receipt and BBSW 3M + 0.72% paid
Interest rate swap (EUR)	EURIBOR 3M + 0.09% receipt and 1.5% fixed paid
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	KRW CD + 0.33% receipt, 1.68% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 1M Libor + 0.70% receipt, KRW 0.93% paid, USD/KRW = 1,206.60
Foreign currencies translation risk
Currency swap (USD)	USD 1.50% receipt, KRW 1.57% paid, USD/KRW = 1,140.50

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(5)	The amounts related to items designated as hedging instruments are as follows (Unit: USD, AUD, EUR and Korean Won in millions):

	June 30, 2022
	Nominal amounts of the hedging instrument	Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate Swap(USD)	2,375,000,000			Derivative assets (designated for hedging
Interest rate Swap(AUD)	150,000,000	3,951	116,065	Derivative liabilities (designated for hedging)	(183,357)
Interest rate Swap(KRW)	150,000
Cash flow hedge
Interest rate risk
Interest rate swap(KRW)	190,000	2,269	—	Derivative liabilities (designated for hedging)	1,918
Foreign currency translation risk and interest rate risk
Currency swap(USD)	403,334,000	42,890	—	Derivative liabilities (designated for hedging)	55,963
Foreign currency translation risk
Currency swap(USD)	180,000,000	23,101	—	Derivative liabilities (designated for hedging)	16,747
Hedges of net investment in foreign operations
Exchange rate risk
Foreign currency bond(USD)	672,390,437	—	869,334	Foreign currency bond	(60,650)

	December 31, 2021
	Nominal amounts of the hedging instrument	Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate Swap(USD)	1,850,000,000	95,086	20,287	Derivative assets (designated for hedging	57,221
Interest rate Swap(AUD)	150,000,000			Derivative liabilities (designated for hedging)
Interest rate Swap(EUR)	26,591,163	17	—	Derivative assets (designated for hedging Derivative liabilities (designated for hedging)	17
Cash flow hedge
Interest rate risk
Interest rate swap(KRW)	50,000	351	—	Derivative liabilities (designated for hedging)	1,896
Foreign currency translation risk and interest rate risk
Currency swap(USD)	470,000,000	3,631	7,297	Derivative liabilities (designated for hedging)	60,564
Foreign currency translation risk
Currency swap(USD)	180,000,000	7,679	—	Derivative liabilities (designated for hedging)	8,218

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(6)	Details of carrying amount to hedge and amount due to hedge accounting are as follows (Unit: Korean Won in millions):

	June 30, 2022
	Carrying amounts of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures	—	3,200,704	—	140,902	Debentures	198,984	—
Cash flow hedge
Interest rate risk
Debentures	—	229,864	—	—	Debentures	(1,881)	1,645
Foreign currencies translation risk and interest rate risk
Debentures	—	521,161	—	—	Debentures	(48,396)	10,197
Foreign currencies translation risk
Debentures	—	232,141	—	—	Debentures	(16,747)	(3,140)
Hedges of net investment in foreign operations
Exchange rate risk
Foreign operations net asset	—	—	—	—	Foreign operations net asset	60,650	(43,971)

(*)	After tax amount

	December 31, 2021
	Carrying amounts of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures	—	2,366,724	—	53,160	Debentures	100,343	—
Foreign currency borrowing	—	35,694	—	—	Foreign currency borrowings	(17)	(17)
Cash flow hedge
Interest rate risk
Debentures	—	49,977	—	—	Debentures	(1,760)	281
Foreign currencies translation risk and interest rate risk
Debentures	—	556,607	—	—	Debentures	(53,832)	5,859
Foreign currencies translation risk
Debentures	—	212,715	—	—	Debentures	(7,609)	(305)

(*)	After tax amount

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(7)	Amounts recognized in profit or loss due to the ineffective portion of fair value hedges are as follows (Unit: Korean Won in millions):

		For the six-month period ended June 30, 2022
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	16,147	Other net operating income(expense)
	Foreign exchange rate risk	—	Other net operating income(expense)

		For the six-month period ended June 30, 2021
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	7,897	Other net operating income(expense)
	Foreign exchange rate risk	479	Other net operating income(expense)

(8)	Reclassification of profit or loss from other comprehensive income and equity related to cash flow hedges are as follows (Unit: Korean Won in millions):

		For the six-month period ended June 30, 2022
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	1,881	37	—	Other net operating income(expense)	—	Other net operating income(expense)
	Foreign currencies translation risk and interest rate risk	55,963	—	(1,839)	Other net operating income(expense)	(49,785)	Other net operating income(expense)
	Foreign currencies translation risk	16,747	—	(1,326)	Other net operating income(expense)	(19,332)	Other net operating income(expense)

		For the six-month period ended June 30, 2021
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	1,243	28	—	Other net operating income(expense)	—	Other net operating income(expense)
	Foreign currencies translation risk and interest rate risk	30,957	169	(1,628)	Other net operating income(expense)	(26,041)	Other net operating income(expense)
	Foreign currencies translation risk	617	(258)	(223)	Other net operating income(expense)	(95)	Other net operating income(expense)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(9)	The amounts recognized in profit or loss and other comprehensive income related to the hedging of net investments in foreign operations are as follows. (Unit: Korean Won in millions):

		For the six-month period ended June 30, 2022
		Profit or loss recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Line item which recognized the hedge ineffectiveness
Hedges of net investment in foreign operation	Exchange rate risk	(43,971)	—	—

25.	DEFERRED DAY 1 PROFITS OR LOSSES

Changes in deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2022	2021
Beginning balance	29,111	6,939
New transactions	22,124	37,040
Amounts recognized in losses	(13,771)	(12,564)

Ending balance	37,464	31,415

In case some variables to measure fair values of financial instruments are not observable in the market, valuation techniques are utilized to evaluate such financial instruments. Those financial instruments are recorded the transaction price as at the time of acquisition, even though there are difference noted between the transaction price and the fair value, which is deferred and amortized to maturity using the effective interest method and reflected in profit and loss. The table above presents the difference yet to be realized as profit or loss at the end of June 30, 2022 and 2021.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

26.	EQUITY

(1)	Details of equity as of June 30, 2022 and December 31, 2021 are as follows (Unit: Korean Won in millions):

	June 30, 2022	December 31, 2021
Capital
Common stock capital	3,640,303	3,640,303
Hybrid securities	2,593,744	2,294,381
Capital surplus
Paid in capital in excess of par	643,544	643,544
Others	38,841	38,841

Sub-total	682,385	682,385

Capital adjustments
Treasury stock	(3,819)	(3,819)
Other adjustments (*1)	(1,780,367)	(1,747,242)

Sub-total	(1,784,186)	(1,751,061)

Accumulated other comprehensive income
Financial assets at FVTOCI	(726,340)	(162,522)
Changes in capital due to equity method	1,575	(138)
Gain(loss) from foreign business translation	180,865	(63,781)
Loss from hedges of net investment in foreign operations	(43,971)	—
Remeasurements of defined benefit plan	(67,071)	(195,944)
Gain on evaluation of cash flow hedge	8,476	5,553
Capital related to noncurrent assets held for sale	—	279

Sub-total	(646,466)	(416,553)

Retained earnings (*2) (*3)	22,540,313	21,392,564
Non-controlling interest (*4)	2,479,955	3,008,176

Total	29,506,048	28,850,195

(*1)

Included 178,060 million Won in capital transaction gains and losses recognized by Woori Bank and (formerly) Woori Financial Group in 2014 and 2,238,228 million Won due to the spin-off of Kyongnam Bank and Gwangju Bank.

(*2)

The regulatory reserve for credit losses in retained earnings amounted to 2,966,960 million Won and 2,568,367 million Won as of June 30, 2022 and December 31, 2021, respectively in accordance with the relevant article.

(*3)

The earned surplus reserve in retained earnings amounted to 181,860 million Won and 122,370 million Won as of June 30, 2022 and December 31, 2021 in accordance with the Article 53 of the Financial Holding Company Act.

(*4)

The hybrid securities issued by Woori Bank amounting to 1,995,601 million Won and 2,555,166 million Won as of June 30, 2022 and December 31, 2021, respectively, are recognized as non-controlling interests. 61,890 million Won and 71,537 million Won of dividends for the hybrid securities issued by Woori Bank are allocated to net profit and loss of the non-controlling interests for the six-month periods ended June 30, 2022 and 2021, respectively.

(2)	The number of authorized shares and others of the Group are as follows:

	June 30, 2022	December 31, 2021
Shares of common stock authorized	4,000,000,000 Shares	4,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Shares of common stock issued	728,060,549 Shares	728,060,549 Shares
Capital stock	3,640,303 million Won	3,640,303 million Won

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(3)	Hybrid securities

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rate (%)	June 30, 2022	December 31, 2021
Securities in local currency	2019-07-18	—	3.49	500,000	500,000
Securities in local currency	2019-10-11	—	3.32	500,000	500,000
Securities in local currency	2021-02-06	—	3.34	400,000	400,000
Securities in local currency	2021-06-12	—	3.23	300,000	300,000
Securities in local currency	2021-10-23	—	3.00	200,000	200,000
Securities in local currency	2021-04-08	—	3.15	200,000	200,000
Securities in local currency	2021-10-14	—	3.60	200,000	200,000
Securities in local currency	2022-02-17	—	4.10	300,000	—
Issuance cost				(6,256)	(5,619)

Total				2,593,744	2,294,381

The hybrid securities mentioned above do not have maturity date but are redeemable after 5 years from date of issuance.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(4)	Accumulated other comprehensive income

Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2022
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect	Ending balance
Net gain(loss) on valuation of financial assets at FVTOCI	(162,522)	(770,085)	1,650	204,617	(726,340)
Changes in capital due to equity method	(138)	2,419	—	(706)	1,575
Gain(loss) on foreign currency translation of foreign operations	(63,781)	249,478	—	(4,832)	180,865
Gain(loss) on hedges of net investment in foreign operations	—	(60,650)	—	16,679	(43,971)
Remeasurement gain(loss) related to defined benefit plan	(195,944)	177,756	—	(48,883)	(67,071)
Gain(loss) on valuation of derivatives designated as cash flow hedges	5,553	3,497	(21)	(533)	8,476
Capital related to noncurrent assets held for sale	279	(385)	—	106	—

Total	(416,553)	(397,970)	1,629	166,428	(646,466)

(*)

The increase and decrease of financial asset valuation profit or loss at fair value through other comprehensive income and capital related to noncurrent assets held for sale is a change due to the period evaluation and the reclassification adjustments amounting to (63) million Won and (279) million Won are due to disposal of equity securities at FVTOCI and assets held for sale during the period.

	For the six-month period ended June 30, 2021
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect	Ending balance
Net gain(loss) on valuation of financial assets at FVTOCI	(9,833)	63,949	(45,059)	(6,627)	2,430
Changes in capital due to equity method	(2,609)	2,495	—	178	64
Gain(loss) on foreign currency translation of foreign operations	(298,363)	85,763	—	(1,124)	(213,724)
Remeasurement gain(loss) related to defined benefit plan	(261,195)	18,782	—	(5,164)	(247,577)
Gain(loss) on valuation of derivatives designated as cash flow hedges	(1,386)	3,084	896	(91)	2,503
Capital related to noncurrent assets held for sale	1,226	(772)	—	212	666

Total	(572,160)	173,301	(44,163)	(12,616)	(455,638)

(*)

The increase and decrease of financial asset valuation profit or loss at fair value through other comprehensive income and capital related to noncurrent assets held for sale is a change due to the period evaluation and the reclassification adjustments amounting to (33,448) million Won, 797 million Won and (560) million Won are due to disposal of equity securities at FVTOCI, investment stocks accounted for using the equity method and assets held for sale during the period.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(5)	Regulatory Reserve for Credit Loss

In accordance with Article 26 ~ 28 of the Financial Holding Company Supervision Regulations, the Group calculates and discloses the regulatory reserve for credit loss.

1)	Balance of the regulatory reserve for credit loss

Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	June 30, 2022	December 31, 2021
Beginning balance	2,966,960	2,568,367
Planned provision(reversal) of regulatory reserve for credit loss	(39,096)	398,593

Ending balance	2,927,864	2,966,960

2)	Provision of regulatory reserve for credit loss, adjusted income after the provision of regulatory reserve and others

Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are as follows (Unit: Korean Won in millions, except for EPS amount):

	Periods ended June 30, 2022		Periods ended June 30, 2021
	Three-month	Six-month	Three-month	Six-month
Net income before regulatory reserve	986,832	1,859,304	818,384	1,537,251
Provision(reversal) of regulatory reserve for credit loss	(57,538)	(39,096)	80,767	163,847
Adjusted net income after the provision of regulatory reserve	1,044,370	1,898,400	737,617	1,373,404
Dividends to hybrid securities	(22,224)	(41,375)	(15,775)	(31,550)
Adjusted net income after regulatory reserve and dividends to hybrid securities	1,022,146	1,857,025	721,842	1,341,854
Adjusted EPS after regulatory reserve and the dividends to hybrid securities (Unit: Korean Won)	1,405	2,552	1,000	1,858

(6)	There are no changes in treasury stocks for the six-month periods ended June 30, 2022 and 2021.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

27.	DIVIDENDS

(1)

Dividends per share and the total dividends for the fiscal year ending December 31, 2021 were 750 Won and 546,044 million Won, respectively, and the dividends were approved at the regular general shareholders’ meeting held on March 25, 2022, and were paid in April, 2022

(2)

On July 22, 2022, the Group declared the interim dividend of 150 Won per share (total dividend of 109,209 million Won) with July 30, 2022 as the record date, in accordance with a resolution of the Board of Directors.

28.	NET INTEREST INCOME

(1)	Details of interest income recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2022		Periods ended June 30, 2021
	Three-month	Six-month	Three-month	Six-month
Financial assets at FVTPL	21,062	37,735	11,046	22,420
Financial assets at FVTOCI	149,991	291,582	83,821	175,607
Financial assets at amortized cost
Securities at amortized cost	99,144	188,108	79,129	161,372
Loans and other financial assets at amortized cost
Interest on due from banks	25,983	40,153	10,484	19,938
Interest on loans	2,967,048	5,638,180	2,191,158	4,315,503
Interest of other receivables	9,429	17,657	7,648	15,631

Subtotal	3,002,460	5,695,990	2,209,290	4,351,072

Total	3,272,657	6,213,415	2,383,286	4,710,471

(2)	Details of interest expense recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2022		Periods ended June 30, 2021
	Three-month	Six-month	Three-month	Six-month
Interest on deposits due to customers	793,003	1,441,571	444,895	912,346
Interest on borrowings	109,658	183,688	47,311	95,865
Interest on debentures	219,705	418,513	177,528	359,156
Other interest expense	32,766	62,682	8,788	16,713
Interest on lease liabilities	1,869	3,639	1,811	3,772

Total	1,157,001	2,110,093	680,333	1,387,852

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

29.	Net Fees and Commissions Income

(1)	Details of fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2022		Periods ended June 30, 2021
	Three-month	Six-month	Three-month	Six-month
Fees and commission received for brokerage	33,123	70,272	48,867	95,991
Fees and commission received related to credit	53,322	103,119	57,328	106,809
Fees and commission received for electronic finance	32,835	65,952	34,739	66,696
Fees and commission received on foreign exchange handling	14,137	27,810	14,275	27,539
Fees and commission received on foreign exchange	27,328	44,945	18,356	31,939
Fees and commission received for guarantee	28,605	48,112	18,535	36,072
Fees and commission received on credit card	154,277	295,749	141,129	278,523
Fees and commission received on securities business	28,796	56,690	33,684	57,745
Fees and commission from trust management	71,250	138,507	51,231	98,435
Fees and commission received on credit information	2,642	5,097	2,676	5,099
Fees and commission received related to lease	139,431	262,177	86,442	168,634
Other fees	48,937	93,173	39,789	92,434

Total	634,683	1,211,603	547,051	1,065,916

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2022		Periods ended June 30, 2021
	Three-month	Six-month	Three-month	Six-month
Fees and commissions paid	79,592	146,503	67,143	126,989
Credit card commission	110,763	211,709	105,766	203,516
Brokerage commission	412	687	317	556
Others	3,232	6,320	2,832	5,401

Total	193,999	365,219	176,058	336,462

30.	DIVIDEND INCOME

(1)	Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2022		Periods ended June 30, 2021
	Three-month	Six-month	Three-month	Six-month
Dividend income related to financial assets at FVTPL	27,908	60,355	61,125	114,442
Dividend income related to financial assets at FVTOCI	3,991	18,567	3,023	16,296

Total	31,899	78,922	64,148	130,738

(2)	Details of dividends related to financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2022		Periods ended June 30, 2021
	Three-month	Six-month	Three-month	Six-month
Dividend income recognized from assets held
Equity securities	3,991	18,567	3,023	16,296

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

31.	NET GAIN OR LOSS ON FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS MANDATORILY MEASURED AT FAIR VALUE

(1)	Details of gains or losses related to net gain or loss on financial instruments at FVTPL are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2022		Periods ended June 30, 2021
	Three-month	Six-month	Three-month	Six-month
Gain(loss) on financial instruments at FVTPL measured at fair value	226,041	341,427	55,184	136,305
Gain(loss) on financial instruments at FVTPL designated as upon initial recognition	—	—	(860)	102

Total	226,041	341,427	54,324	136,407

(2)

Details of net gain or loss on financial instruments at fair value through profit or loss measured at fair value and financial instruments held for trading are as follows (Unit: Korean Won in millions):

			Periods ended June 30, 2022		Periods ended June 30, 2021
			Three-month	Six-month	Three-month	Six-month
Financial assets at FVTPL	Securities	Gain on transactions and valuation	131,796	264,431	66,625	145,444
		Loss on transactions and valuation	(195,672)	(334,705)	(47,607)	(99,481)

		Sub-total	(63,876)	(70,274)	19,018	45,963

	Loans	Gain on transactions and valuation	3,085	8,522	8,592	14,089
		Loss on transactions and valuation	(1,241)	(2,531)	(2,686)	(4,081)

		Sub-total	1,844	5,991	5,906	10,008

	Other financial assets	Gain on transactions and valuation	7,105	16,478	2,520	7,819
		Loss on transactions and valuation	(2,661)	(8,191)	(1,858)	(5,412)

		Sub-total	4,444	8,287	662	2,407

Sub-total			(57,588)	(55,996)	25,586	58,378

Derivatives (Held for trading)	Interest rates derivatives	Gain on transactions and valuation	1,226,728	2,620,659	391,344	845,923
		Loss on transactions and valuation	(821,449)	(1,653,940)	(370,337)	(745,974)

		Sub-total	405,279	966,719	21,007	99,949

	Currency derivatives	Gain on transactions and valuation	7,190,283	9,926,389	398,232	4,532,105
		Loss on transactions and valuation	(7,309,919)	(10,498,686)	(395,527)	(4,567,000)

		Sub-total	(119,636)	(572,297)	2,705	(34,895)

	Equity derivatives	Gain on transactions and valuation	831,615	1,560,772	255,081	1,064,630
		Loss on transactions and valuation	(833,642)	(1,557,788)	(249,095)	(1,050,952)

		Sub-total	(2,027)	2,984	5,986	13,678

	Other derivatives	Gain on transactions and valuation	13	17	—	—
		Loss on transactions and valuation	—	—	(100)	(805)

		Sub-total	13	17	(100)	(805)

Sub-total			283,629	397,423	29,598	77,927

Net, total			226,041	341,427	55,184	136,305

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(3)

Details of net gain(loss) on financial instruments at fair value through profit or loss designated as upon initial recognition and losses on financial instruments designated as at fair value through profit or loss are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2022		Periods ended June 30, 2021
	Three-month	Six-month	Three-month	Six-month
Gain(loss) on equity-linked securities	—	—	(860)	102

32.	NET GAIN OR LOSS ON FINANCIAL ASSETS AT FVTOCI

Details of net gain or loss on financial assets at FVTOCI recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2022		Periods ended June 30, 2021
	Three-month	Six-month	Three-month	Six-month
loss on redemption of securities	(5)	(8)	(11)	(10)
Gain(loss) on transactions of securities	(1,916)	(1,642)	8,059	45,069

Total	(1,921)	(1,650)	8,048	45,059

33.	REVERSAL OF(PROVISION FOR) IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Reversal of(provision for) impairment losses due to credit loss are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2022		Periods ended June 30, 2021
	Three-month	Six-month	Three-month	Six-month
Reversal of(provision for) impairment loss due to credit loss on financial assets measured at FVTOCI	939	220	(1,079)	(2,097)
Reversal of(provision for) impairment loss due to credit loss on securities at amortized cost	(552)	(835)	106	293
Provision for impairment loss due to credit loss on loan and other financial assets at amortized cost	(318,974)	(483,511)	(83,507)	(220,715)
Reversal of(provision for) provision on guarantee	(3,596)	(9,669)	8,454	7,597
Reversal of(provision for) unused loan commitment	(8,612)	(3,068)	7,443	10,346

Total	(330,795)	(496,863)	(68,583)	(204,576)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

34.	GENERAL AND ADMINISTRATIVE EXPENSES AND OTHER NET OPERATING INCOME(EXPENSES)

(1)	Details of general and administrative expenses recognized are as follows (Unit: Korean Won in millions):

			Periods ended June 30, 2022		Periods ended June 30, 2021
			Three-month	Six-month	Three-month	Six-month
Employee benefits	Short-term employee benefits	Salaries	408,941	826,173	390,030	794,269
		Employee fringe benefits	135,591	297,882	139,143	269,252
	Share based payment		(530)	6,402	5,505	7,858
	Retirement benefit service costs		42,093	84,473	45,369	91,002
	Termination		—	118	274	555

		Subtotal	586,095	1,215,048	580,321	1,162,936

Depreciation and amortization			131,511	262,271	129,080	264,505
Other general and administrative expenses	Rent		20,702	42,763	21,430	40,736
	Taxes and public dues		47,561	90,940	41,373	78,529
	Service charges		58,782	113,272	60,657	113,715
	Computer and IT related		34,428	60,019	28,724	55,234
	Telephone and communication		20,539	39,352	19,475	37,612
	Operating promotion		13,496	24,361	9,756	18,959
	Advertising		34,619	44,964	18,786	28,351
	Printing		1,463	2,868	1,370	3,020
	Traveling		2,572	4,582	1,665	3,369
	Supplies		1,927	3,992	1,704	3,412
	Insurance premium		2,925	5,766	2,486	5,040
	Maintenance		5,130	10,544	4,873	9,778
	Water, light, and heating		3,243	7,979	2,969	7,327
	Vehicle maintenance		3,866	6,772	2,856	5,202
	Others		12,115	21,609	10,361	17,768

		Sub-total	263,368	479,783	228,485	428,052

	Total		980,974	1,957,102	937,886	1,855,493

(2)	Details of other operating income recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2022		Periods ended June 30, 2021
	Three-month	Six-month	Three-month	Six-month
Gain on transactions of foreign exchange	197,978	323,652	210,908	332,740
Gain related to derivatives (Designated for hedging)	52,701	69,151	478	26,477
Gain on fair value hedged items	90,392	198,984	2,609	61,262
Others	70,652	142,966	27,874	52,215

Total	411,723	734,753	241,869	472,694

(3)	Details of other operating expenses recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2022		Periods ended June 30, 2021
	Three-month	Six-month	Three-month	Six-month
Losses on transactions of foreign exchange	300,440	387,969	101,259	217,299
KDIC deposit insurance premium	100,061	206,510	100,673	198,218
Contribution to miscellaneous funds	98,686	195,188	90,455	176,601
Losses related to derivatives (Designated for hedging)	69,430	183,355	2,970	53,359
Others (*)	158,915	311,016	94,185	186,265

Total	727,532	1,284,038	389,542	831,742

(*)

Other expense includes 7,274 million Won and 6,808 million Won for intangible asset amortization cost and 178,412 million Won and 112,279 million Won for lease depreciation cost for the six-month periods ended June 30, 2022 and 2021, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(4)	Share-based payment

Details of performance condition share-based payment granted to executives as of June 30, 2022 and December 31, 2021 are as follows.

1)	Performance condition share-based payment

Subject to		Shares granted for the year 2019
Type of payment		Cash-settled
Vesting period		January 1, 2019 ~ December 31, 2022
Date of payment		2023-01-01
Fair value (*1)		13,054 Won
Valuation method		Black-Scholes Model
Expected dividend rate		5.05%
Expected maturity date		0.5 years
Number of shares remaining	As of June 30, 2022	602,474 shares
	As of December 31, 2021	602,474 shares
Number of shares granted (*2)	As of June 30, 2022	602,474 shares
	As of December 31, 2021	602,474 shares
Subject to		Shares granted for the year 2020
Type of payment		Cash-settled
Vesting period		January 1, 2020 ~ December 31, 2023
Date of payment		2024-01-01
Fair value (*1)		12,411 Won
Valuation method		Black-Scholes Model
Expected dividend rate		5.05%
Expected maturity date		1.5 years
Number of shares remaining	As of June 30, 2022	944,343 shares
	As of December 31, 2021	944,343 shares
Number of shares granted (*2)	As of June 30, 2022	944,343 shares
	As of December 31, 2021	944,343 shares
Subject to		Shares granted for the year 2021
Type of payment		Cash-settled
Vesting period		January 1, 2021 ~ December 31, 2024
Date of payment		2025-01-01
Fair value (*1)		11,800 Won
Valuation method		Black-Scholes Model
Expected dividend rate		5.05%
Expected maturity date		2.5 years
Number of shares remaining	As of June 30, 2022	1,105,515 shares
	As of December 31, 2021	1,105,515 shares
Number of shares granted (*2)	As of June 30, 2022	1,105,515 shares
	As of December 31, 2021	1,105,515 shares
Subject to		Shares granted for the year 2022
Type of payment		Cash-settled
Vesting period		January 1, 2022 ~ December 31, 2025
Date of payment		2026-01-01
Fair value (*1)		11,219 Won
Valuation method		Black-Scholes Model
Expected dividend rate		5.05%
Expected maturity date		3.5 years
Number of shares remaining	As of June 30, 2022	488,419 shares
	As of December 31, 2021	—
Number of shares granted (*2)	As of June 30, 2022	488,419 shares
	As of December 31, 2021	—

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(*1)

As the amount of payment varies according to the base price (the arithmetic average of the weighted average stock price of transactions in the past one week, the past one month, and the past two months) at the date of payment, the fair value is calculated to measure the liability according to the Black Scholes model based on the base price at the time of each settlement.

(*2)

It is a system in which the amount of stock payable is determined at the beginning, and the payment rate is determined in accordance with the degree of achievement of the pre-set performance target. Performance is evaluated by long-term performance indicators such as relative shareholder return, net profit, return on equity (ROE), non-performing loan ratio, and job performance.

2)

The Group accounts for performance condition share-based payments according to the cash-settled method and the fair value of the liabilities is reflected in the compensation costs by re-measuring every closing period. As of June 30, 2022 and December 31, 2021, the book value of the liabilities related to the performance condition share-based payments recognized by the Group amounts to 37,998 million Won and 31,597 million Won, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

35.	NON-OPERATING INCOME(EXPENSES)

(1)	Details of gains or losses on valuation of investments in joint ventures and associates are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2022		Periods ended June 30, 2021
	Three-month	Six-month	Three-month	Six-month
Gains on valuation of investments in joint ventures and associates	23,745	39,158	32,617	38,702
Losses on valuation of investments in joint ventures and associates	(3,641)	(14,146)	(794)	(11,671)
Impairment losses of investments in joint ventures and associates	—	(17,727)	9	(790)

Total	20,104	7,285	31,832	26,241

(2)	Details of other non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2022		Periods ended June 30, 2021
	Three-month	Six-month	Three-month	Six-month
Other non-operating incomes	89,603	114,259	41,503	66,330
Other non-operating expenses	(10,544)	(85,746)	(47,677)	(58,663)

Total	79,059	28,513	(6,174)	7,667

(3)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2022		Periods ended June 30, 2021
	Three-month	Six-month	Three-month	Six-month
Rental fee income	7,637	12,889	5,501	9,164
Gains on disposal of investments in joint ventures	—	561	—	—
Gains on disposal of premises and equipment, intangible assets and other assets	32,700	41,719	28,886	33,345
Reversal of impairment loss of premises and equipment, intangible assets and other assets	(110)	168	(48)	96
Others(*)	49,376	58,922	7,164	23,725

Total	89,603	114,259	41,503	66,330

(*)	Others include other extraordinary gains related to other provisions amount of 45,276 million Won for the six-month periods ended June 30, 2022.

(4)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2022		Periods ended June 30, 2021
	Three-month	Six-month	Three-month	Six-month
Depreciation on investment properties	996	1,977	837	1,411
Operating expenses on investment properties	320	654	383	567
Losses on disposal of investments in joint ventures	(2,257)	116	—	—
Losses on disposal of premises and equipment, intangible assets and other assets	802	1,487	1,178	1,798
Impairment losses of premises and equipment, intangible assets and other assets	(1)	335	418	639
Donation	3,429	4,843	19,456	22,043
Others (*)	7,255	76,334	25,405	32,205

Total	10,544	85,746	47,677	58,663

(*)

Others include other extraordinary losses related to the employee embezzlement and other provisions amount of 62,196 million Won and 99 million Won, respectively, for the six-month period ended June 30, 2022. Others include other extraordinary losses related to other provisions amount of 10,990 million Won for the six-month period ended June 30, 2021.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

36.	INCOME TAX EXPENSE

Details of income tax expenses are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2022	2021
Current tax expense
Current tax expense with respect to the current period	681,424	399,935
Adjustments recognized in the current period in relation to the tax expense of prior periods	(15,099)	(18,331)

Sub-total	666,325	381,604

Deferred tax expense
Change in deferred tax assets(liabilities) due to temporary differences	(224,146)	111,509
Income tax expense directly attributable to equity	166,428	(12,616)

Sub-total	(57,718)	98,893

Income tax expense	608,607	480,497

Weighted average annual effective tax rate	24.7%	23.8%

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

37.	EARNINGS PER SHARE (“EPS”)

(1)

Basic EPS is calculated by dividing net income attributable to common shareholders by weighted-average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of shares):

	Periods ended June 30, 2022		Periods ended June 30, 2021
	Three-month	Six-month	Three-month	Six-month
Net income attributable to common shareholders	922,746	1,761,934	752,595	1,419,698
Dividends to hybrid securities	(22,225)	(41,375)	(15,775)	(31,550)
Net income attributable to common shareholders	900,521	1,720,559	736,820	1,388,148
Weighted average number of common shares outstanding (Unit: million shares)	728	728	722	722
Basic EPS (Unit: Korean Won)	1,237	2,364	1,020	1,922

(2)	The weighted average number of common shares outstanding is as follows (Unit: number of shares, days)

	For the six-month period ended June 30, 2022
	Period	Number of shares	Dates (Unit: Day)	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2022-01-01 ~ 2022-06-30	728,060,549	181	131,778,959,369
Treasury stock	2022-01-01 ~ 2022-06-30	(343,991)	181	(62,262,371)

Sub-total (①)				131,716,696,998

Weighted average number of common shares outstanding (②=(①/181)				727,716,558

	For the six-month period ended June 30, 2021
	Period	Number of shares	Dates	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2021-01-01 ~ 2021-06-30	722,267,683	181	130,730,450,623
Treasury stock	2021-01-01 ~ 2021-06-30	(2)	181	(362)

Sub-total (①)				130,730,450,261

Weighted average number of common shares outstanding (②=(①/181)				722,267,681

Diluted EPS is equal to basic EPS because there is no dilution effect for the six-month periods ended June 30, 2022 and 2021.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

38.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follows (Unit: Korean Won in millions):

	June 30, 2022	December 31, 2021
Confirmed guarantees
Guarantee for loans	42,584	38,897
Acceptances	578,149	622,758
Guarantees in acceptances of imported goods	83,222	111,195
Other confirmed guarantees	7,240,534	7,215,557

Sub-total	7,944,489	7,988,407

Unconfirmed guarantees
Local letters of credit	230,187	243,072
Letters of credit	4,001,197	3,186,513
Other unconfirmed guarantees	1,073,384	778,088

Sub-total	5,304,768	4,207,673

Commercial paper purchase commitments and others	745,466	791,729

Total	13,994,723	12,987,809

(*)	Includes financial guarantees of 4,018,956 million won and 3,960,383 million won as of June 30, 2022 and December 31, 2021, respectively.

(2)	Details of unused loan commitments and others are as follows (Unit: Korean Won in millions):

	June 30, 2022	December 31, 2021
Loan commitments	118,639,497	114,414,462
Other commitments (*)	7,223,134	5,652,557

(*)

The amount of unsecured bills (purchase note sales) and discounts on electronic short-term bond sales (purchase) are 3,167,964 million Won and 2,225,226 million Won as of June 30, 2022 and December 31, 2021, respectively.

(3)	Litigation case

As of June 30, 2022 and December 31, 2021, the contents of the litigation case are as follows.

Litigation case that the key Group is a defendant in a lawsuit pending (excluding fraud lawsuits and those lawsuits that are filed only to extend the statute of limitation, etc.) are 500 cases (litigation value of 565,941 million Won) and 475 cases (litigation value of 578,505 million Won) as of June 30, 2021 and December 31, 2021 respectively, and provisions for litigations are 23,808 million Won and 24,823 million Won.

(4)	Other commitments

1)

The Group decided to enter into a stock sales agreement with a major shareholder of Woori Asset Trust Co., Ltd. (formerly, Kukje Asset Trust Co., Ltd.) to acquire 44.5% of interest (58.6% of voting rights) in July 2019, and to acquire additional 21.3% of interest (28.0% of voting rights) after a certain period. As a result, the Group acquired the interest of the first sales agreement in December 2019 and is planning to acquire the interest of the second sales agreement after a certain period. In regard to this acquisition, the Group recognized 122,578 million Won as other financial liabilities for the second sales agreement.

2)

As of June 30, 2022 Woori Asset Trust Co., Ltd., a subsidiary, has agreed to carry out construction completion obligations for 103 constructions, which includes the construction of residential and commercial complexes in Busan (U-dong, Haeundae-gu). Land Trust responsible for Construction and Management is a trust that bears the obligation to fulfill the responsibility of the constructor and to compensate the loan financial institution for damages if the Group fails to fulfill the construction completion obligation. As of June 30, 2022, the total PF loan amount of PF loan institutions invested in the project of the Land Trust responsible for Construction and Management is 3,318,157 million Won. Although additional losses may occur in relation to the construction completion obligations, the financial statements as of June 30, 2022 do not reflect these effects since losses are unlikely and the amount cannot be estimated reliably.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

3)

Pursuant to some contracts related to asset securitization, the Group utilizes various prerequisites as triggering events causing early redemption, limiting risks that investors bear due to change in asset quality. Breach of such triggering clause leads to an early redemption of the securitized bonds.

4)

As of June 30, 2022, Woori Asset Trust Co., Ltd, a subsidiary, could borrow part of its total business expense related to its 8 development trust contracts including Boutique Terrace Haeundae Hotel from trust accounts, and the maximum amount of additional loan amount (unused loan commitment) is 58,744 million Won. In relation to those projects, the Group’s trust accounts loan is not unconditional payment obligation, and it would be judged by considering all related matters such as its own account and the fund balance plan for each trust projects.

39.	RELATED PARTY TRANSACTIONS

Related parties of the Group as of June 30, 2022 and December 31, 2021, and assets and liabilities recognized, guarantees and commitments, major transactions with related parties and compensation to key management for the six-month periods ended June 30, 2022 and 2021 are as follows. Please see Note 12 for the details of joint ventures and associates.

(1)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related parties		Account title	June 30, 2022	December 31, 2021
Associates	W Service Networks Co., Ltd.	Loans	22	20
		Deposits due to customers	3,075	2,832
		Accrued expenses	7	6
		Other liabilities	422	425
	Korea Credit Bureau Co., Ltd.	Loans	1	2
		Deposits due to customers	193	1,557
	Korea Finance Security Co., Ltd.	Loans	3,439	3,425
		Loss allowance	(7)	(6)
		Deposits due to customers	6,379	1,887
		Other liabilities	2	2
	LOTTE CARD Co., Ltd.	Loans	1,875	3,750
		Loss allowance	(23)	(39)
		Other assets	9	10
		Deposits due to customers	14,044	13,482
		Other liabilities	106	91
	K BANK Co., Ltd.	Loans	43	99
		Account receivables	46	29
		Other liabilities	103,828	84,935
	Others (*)	Loans	67,927	73,940
		Loss allowance	(28)	(124)
		Other assets	980	739
		Deposits due to customers	13,198	1,063
		Other liabilities	2	3

(*)

Others include IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership, Woori Growth Partnerships New Technology Private Equity Fund, Partner One Value Up I Private Equity Fund, and etc., as of June 30, 2022 and December 31, 2021.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(2)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the six-month periods ended June 30
Related parties		Account title	2022	2021
Associates	W Service Network Co., Ltd.	Other income	17	17
		Interest expenses	4	3
		Fees expenses	275	349
		Other expenses	934	921
	Korea Credit Bureau Co., Ltd.	Interest expenses	—	4
		Fees expenses	1,773	1,746
		Other expenses	68	—
	Korea Finance Security Co., Ltd.	Interest income	56	38
		Interest expenses	3	1
		Provision of allowance for credit loss	1	—
		Other expenses	32	46
	LOTTE CARD Co., Ltd.	Interest income	61	159
		Fees income	48	4,874
		Interest expenses	530	112
		Reversal of allowance for credit loss	1	19
	K BANK Co., Ltd.	Fees income	539	1,025
		Fees expenses	512	16
	Others (*)	Interest income	354	213
		Fees income	3,623	1,483
		Interest expenses	3	5
		Reversal of allowance for credit loss	96	4

(*)

Others include IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership, Woori Growth Partnerships New Technology Private Equity Fund, Partner One Value Up I Private Equity Fund, and etc., for the six-month periods ended June 30, 2022 and 2021.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(3)	Major loan transactions with related parties for the six-month periods ended June 30, 2022 and 2021 are as follows (Unit: Korean Won in millions):

		For the six-month period ended June 30, 2022
Related parties		Beginning balance	Loan	Collection	Foreign currency exchange, etc.	Ending balance (*)
Associates	W Service Network Co., Ltd.	20	119	117	—	22
	Korea Credit Bureau Co., Ltd.	2	7	8	—	1
	Korea Finance Security Co., Ltd.	3,425	2,196	2,182	—	3,439
	LOTTE CARD Co., Ltd.	3,750	—	1,875	—	1,875
	K BANK Co., Ltd.	99	285	341	—	43
	Godo Kaisha Oceanos 1	43,033	41,467	43,033	(1,934)	39,533
	Woori ZIP 1	12,775	—	—	(1,039)	11,736
	Woori ZIP 2	18,132	—	—	(1,474)	16,658

(*)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.

		For the six-month period ended June 30, 2021
Related parties		Beginning balance	Loan	Collection	Others	Ending balance (*)
Associates	W Service Network Co., Ltd.	21	121	128	—	14
	Korea Credit Bureau Co., Ltd.	1	4	4	—	1
	Korea Finance Security Co., Ltd.	3,440	178	195	—	3,423
	LOTTE CARD Co., Ltd.	7,500	—	1,875	—	5,625
	K BANK Co., Ltd.	104	933	975	—	62
	Godo Kaisha Oceanos 1	44,036	—	—	(1,342)	42,694

(*)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.

(4)	Details of changes in major deposits due to customers with related parties for the six-month periods ended June 30, 2022 and 2021 are as follows (Unit: Korean Won in millions):

		For the six-month period ended June 30, 2022
Related parties		Beginning balance	Increase	Decrease	Ending balance (*)
Associates	W Service Networks Co., Ltd	1,180	—	—	1,180
	Partner One Value Up I Private Equity Fund	329	250	329	250

(*)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.

		For the six-month period ended June 30, 2021
Related parties		Beginning balance	Increase	Decrease	Ending balance (*)
Associates	W Service Networks Co., Ltd	1,180	—	—	1,180
	Partner One Value Up I Private Equity Fund	863	637	914	586
	Korea Credit Bureau Co., Ltd.	1,000	—	1,000	—

(*)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.

(5)	There are no major borrowing transactions with related parties for the six-month periods ended June 30, 2022 and 2021.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(6)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

Warrantee	June 30, 2022	December 31, 2021	Warranty
Korea Finance Security Co., Ltd.	821	835	Unused loan commitment
Korea Credit Bureau Co., Ltd.	34	33	Unused loan commitment
W Service Network Co., Ltd.	178	180	Unused loan commitment
K BANK Co., Ltd.	257	201	Unused loan commitment
LOTTE CARD Co., Ltd.	500,000	500,000	Unused loan commitment
Dicustody Co., Ltd.	10	—	Unused loan commitment

As of June 30, 2022 and December 31, 2021, the recognized payment guarantee provisions are 108 million Won and 93 million Won, respectively, in relation to the guarantees provided to the related parties above.

(7)	Amount of commitments with the related parties

Warrantee	June 30, 2022	December 31, 2021	Warranty
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	4,664	4,664	Securities purchase commitment
Woori G Senior Loan General Type Private Investment Trust No.1	—	14,284	Securities purchase commitment
Woori Seoul Beltway Private Special Asset Fund No.1	38,457	39,458	Securities purchase commitment
Woori-Q Corporate Restructuring Private Equity Fund	12,828	11,109	Securities purchase commitment
Union Technology Finance Investment Association	—	2,250	Securities purchase commitment
Genesis Eco No.1 Private Equity Fund	130	195	Securities purchase commitment
Genesis Environmental Energy Company 1st Private Equity Fund	—	916	Securities purchase commitment
JC Assurance No.2 Private Equity Fund	859	1,351	Securities purchase commitment
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	375	425	Securities purchase commitment
Woori G Oncorp Corporate support of Major Industry General Type Private Investment Trust (Type 2)	119	669	Securities purchase commitment

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(8)	Major investment and Recovery transactions

The details of major investment and recovery transactions with related parties for the for the six-month periods ended June 30, 2022 and 2021 are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2022
The same parent company and its associates	Investment and others (*)	Recovery and others (*)
Woori Long-term government bond securities Investment Trust No.1	—	1,951
WOORI Republic of Korea Treasury Bond Active ETF(Bond)	3,000	—
Woori K-New Opening Target Return Securities Investment Trust(Equity)	200	—
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	—	21,606
Woori Two-year Bond Securities Investment Trust 2(Bond)	—	213
Woori Bank Plus Public Offering stock 10 securities Investment Trust 2(Bond Mixed)	200	—
Woori High Plus Bond Sec Feeder Inv Trust 3(USD)	—	1,052
Woori China Mainland Stock Securities Investment Trust H(Securities)	—	443
Woori 2023 Maturity Securities Investment Trust(Bond)	200	—
Woori G Oncorp Corporate support of Major Industry General Type Private Investment Trust (Type 2)	550	—

(*)	Investment and recovery transactions of associates that are not treated as FVTPL are described in Note 12.(2)

	For the six-month period ended June 30, 2021
The same parent company and its associates	Investment and others (*)	Recovery and others (*)
Woori China Mainland Objective Convertible Securities Investment Trust No. 1 (FOF)	—	312
Woori Long-term government bond securities Investment Trust No.1	2,000	—
Woori New MMF No.3	—	20,105
Woori Corporate Private Securities Fund 1(Bond)	—	9,513
Woori Multi-Return Securities Investment Trust 1	8,000	—
Woori Multi-Return Securities Investment Trust 2 (Balanced Bond)	8,000	—
Woori Short term Plus Securities Investment Trust	200	—
Woori Smart New Deal 30 Target Conversion Securities Investment trust No.1	200	—
Woori Smart New Deal 30 Target Conversion Securities Investment trust No.2	200	—
Woori China Mainland Stock Securities Investment Trust H(Securities)	—	568
Woori China Convertible Bond Hedging feeder Investment Trust H (debt-oriented hybrid)	—	1,690
Woori G IGIS Securities Investment Trust [Bond] C(F)	—	1,306

(*)	Investment and recovery transactions of associates that are not treated as FVTPL are described in Note 12.(2)

(9)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2022	2021
Short-term employee salaries	12,099	10,335
Retirement benefit service costs	445	409
Share-based compensation	2,794	3,079

Total	15,338	13,823

Key management includes executives and directors of Woori Financial Group and major subsidiaries, and also includes CEO of other subsidiaries. Outstanding assets from transactions with key management amount to 3,886 million Won and 3,821 million Won, as of June 30, 2022 and December 31, 2021, respectively and with respect to the assets, the Group has not recognized any allowance nor related impairment loss due to credit losses. Also, liabilities from transaction with key management amount to 26,036 million Won and 24,861 million Won, respectively, as of June 30, 2022 and December 31, 2021.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

40.	LEASES

(1)	Lessor

1)	Finance lease

①	The total investment in finance lease and the present value of the minimum lease payments to be recovered are as follows (Unit: Korean Won in millions):

	June 30, 2022
	Total investment in lease	Net investment in lease
Within one year	106,753	98,332
After one year but within two years	186,519	174,273
After two years but within three years	308,990	284,903
After three years but within four years	478,957	434,134
After four years but within five years	459,038	400,188
After five years	34	33

Total	1,540,291	1,391,863

	December 31, 2021
	Total investment in lease	Net investment in lease
Within one year	70,740	69,030
After one year but within two years	133,398	124,904
After two years but within three years	239,895	218,911
After three years but within four years	367,991	331,685
After four years but within five years	486,490	429,034
After five years	2	1

Total	1,298,516	1,173,565

②	The unrealized interest income of the finance lease is as follows (Unit: Korean Won in millions):

	June 30, 2022	December 31, 2021
Total investment in lease	1,540,291	1,298,516
Net investment in lease	1,391,863	1,173,565
Present value of minimum lease payments	1,391,863	1,173,565
Present value of unguaranteed residual value	—	—

Unearned interest income	148,428	124,951

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

2)	Operating lease

①	The details of prepaid lease assets and operating lease assets are as follows (Unit: Korean Won in millions):

	June 30, 2022	December 31, 2021
Prepaid lease assets	11,178	4,579
Operating lease assets
Acquisition cost	2,989,249	2,299,968
Accumulated depreciation	(622,937)	(521,660)
Net carrying value	2,366,312	1,778,308

Total	2,377,490	1,782,887

②	The details of changes in operating lease assets as of June 30, 2022 and 2021 are as follows (Unit: Korean Won in millions):

	June 30, 2022	June 30, 2021
Beginning balance	1,778,308	1,116,175
Acquisition	805,277	349,216
Disposal	(58,437)	(48,682)
Depreciation	(178,412)	(112,279)
Others	19,576	4,972

Ending balance	2,366,312	1,309,402

③	The future lease payments to be received under the lease contracts are as follows (Unit: Korean Won in millions):

	June 30, 2022	December 31, 2021
Within one year	497,434	377,153
After one year but within two years	456,892	347,539
After two years but within three years	365,967	262,176
After three years but within four years	252,772	170,391
After four years but within five years	109,402	79,555

Total	1,682,467	1,236,814

④	There are no adjusted lease payments recognized as profit or loss for the six-month periods ended June 30, 2022 and 2021.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (UNAUDITED)

(2)	Lessee

1)	The future lease payments under the lease contracts are as follows (Unit: Korean Won in millions):

	June 30, 2022	December 31, 2021
Lease payments
Within one year	136,561	151,259
After one year but within five years	153,225	155,707
After five years	38,139	38,275

Total	327,925	345,241

2)	Total cash outflows from lease are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2022	2021
Total cash outflows from lease	93,226	93,758

3)

Details of lease payments that are not included in the measurement of lease liabilities due to the fact that they are short-term leases or leases for which the underlying asset is of low value are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2022	2021
Lease payments for short-term leases	5,645	814
Lease payments for which the underlying asset is of low value	650	721

Total	6,295	1,535

4)

The Group uses a practical expedient for rent concession as a direct consequence of COVID-19. Accordingly, the amount recognized in profit or loss during the reporting period is 15,880 million Won, to reflect changes in lease payments arising from the rent concession.

41.	EVENTS AFTER THE REPORTING PERIOD

On July 22, 2022, the Board of Directors has declared an interim dividend of 150 won per share (109,209 million won in total) and fixed record date as June 30, 2022.